As confidentially submitted with the Securities and Exchange Commission on September 24, 2024. This draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333 ______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GenEmbryomics Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Australia	8071	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Level 14, Australia Square,

264-278 George Street,
Sydney NSW 2000.
Australia
Telephone: +61411282401

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

HWL Ebsworth Lawyers

Level 14, Australia Square,

264-278 George Street, Sydney NSW 2000.

Australia

Telephone: +61 2 9334 8555

Fox Rothschild LLP

101 Park Avenue

17th Floor

New York, NY 10178

Telephone: (212) 878-7900

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

HWL Ebsworth Lawyers Level 14, Australia Square, 264-278 George Street, Sydney NSW 2000. Australia +61 2 9334 8555 Fox Rothschild LLP 101 Park Avenue 17th Floor New York, NY 10178 (212) 878-7900	Ross Carmel, Esq. Jeffrey P. Wofford, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

Public Offering Prospectus. This Registration Statement contains a prospectus to be used for the initial public offering of [*] Ordinary Shares of the Registrant (the “Public Offering Prospectus”) to be sold in a firm commitment underwritten offering through the underwriter named on the cover page of the Public Offering Prospectus.

[Resale Prospectus. A prospectus to be used in connection with the potential resale by certain selling shareholders (the “Selling Shareholders”) of an aggregate amount of up to [*] Ordinary Shares of the Company (the “Resale Prospectus”). The Selling Shareholders own Ordinary Shares of the Company acquired (i) prior to this offering in private placements of the Company’s Ordinary Shares and (ii) as of the effective date of this offering pursuant to the terms of the securities purchase agreement entered into in connection with the issuance of certain Promissory Notes (as defined in “Business – Promissory Notes”). The Public Offering Prospectus and the Resale Prospectus will be identical in all respects except for the alternate pages for the Resale Prospectus included herein which are labelled “Alternate Pages for Resale Prospectus.”

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•	they contain different outside and inside front covers;

•	they contain different Offering sections in the Prospectus Summary section;

•	they contain different Use of Proceeds sections;

•	the Capitalization section is deleted from the Resale Prospectus;

•	the Dilution section is deleted from the Resale Prospectus;

•	a Selling Shareholder section is included in the Resale Prospectus;

•	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution is inserted in its place; and

•	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriter.

We have included in this registration statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2024

GenEmbryomics Limited

[*] Ordinary Shares

This prospectus relates to a firm commitment initial public offering in the United States of [*] Ordinary Shares, no par value, of GenEmbryomics Limited, an Australian public company limited to shares, that will be issued by GenEmbryomics Limited upon the closing of the initial public offering in the United States.  See “Description of Share Capital and Constitution.”  In addition to the underwritten offering of our Ordinary Shares by us pursuant to this prospectus, [*] of our securities holders are offering [*] shares of our Ordinary Shares pursuant to a prospectus to be used in connection with the potential distribution of such shares by such security holders (the “Selling Shareholder Prospectus”).

Prior to this offering, there has been no public market in the United States for the Ordinary Shares. We anticipate that the initial public offering price will be US$[*] per share. We have reserved the ticker symbol "XGEN" and we intend to apply to the Nasdaq Stock Market to have the Ordinary Shares listed on the Nasdaq Capital Market under the symbol “XGEN.” No assurance can be given that our application will be approved. In the event that the Ordinary Shares are not approved for listing on Nasdaq, we will not proceed with this offering.

The share and per share information in this prospectus reflets, other than in our financial statements and notes thereto, a share split with a ratio of four and one half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares outstanding, which became effective on July 1, 2024.

We are an “emerging growth company” and a “foreign private issuer”, as defined under the U.S. federal securities laws, and as such may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in the Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 22 to read about factors you should consider before investing in the Ordinary Shares.

		Per Share		Total
Public offering price	US$		US$
Underwriting discounts and commissions(1)	US$		US$
Proceeds to us, before expenses	US$		US$

(1)

In addition, we have agreed to issue, on the closing date of this offering, a warrant to WallachBeth Capital, LLC, the representative of the underwriter (the “Representative”, such warrant, the “Representative’s Warrant”), to purchase an amount equal to six percent (6.0%) of the aggregate number of Ordinary Shares sold by us in this offering. The Representative’s Warrant is exercisable for a period of five years from the closing date of this offering, commencing on the date of issuance. Please read the section titled “Underwriting” for a description of all underwriting compensation payable by us in connection with this offering.

[We have granted the underwriter a 45-day option from the date of this prospectus to purchase up to a total of an additional [*] Ordinary Shares at the initial public offering price per Ordinary Share representing, in the aggregate, up to 15% of the number of Ordinary Shares sold in this offering (the “Over-Allotment Option”), in all cases less the underwriting discount.]

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Ordinary Shares against payment in [New York, New York] on or about [insert], 2024.

Prospectus dated [insert], 2024

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	7
MARKET AND INDUSTRY DATA	7
TRADEMARKS AND TRADE NAMES	8
PRESENTATION OF FINANCIAL INFORMATION	8
EXCHANGE RATES	8
PROSPECTUS SUMMARY	8
THE OFFERING	18
SUMMARY FINANCIAL DATA	20
RISK FACTORS	22
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	46
USE OF PROCEEDS	46
DIVIDEND POLICY	47
CAPITALIZATION AND INDEBTEDNESS	47
DILUTION	48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	50
BUSINESS	59
DIRECTORS AND EXECUTIVE OFFICERS	81
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	99
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	101
COMPARISON OF AUSTRALIAN CORPORATIONS ACT TO DELAWARE GENERAL CORPORATION LAW	102
DESCRIPTION OF SHARE CAPITAL AND CONSTITUTION	110
SHARES ELIGIBLE FOR FUTURE SALE	116
MATERIAL UNITED STATES AND AUSTRALIAN FEDERAL INCOME TAX CONSIDERATIONS	117
UNDERWRITING	128
EXPENSES RELATING TO THIS OFFERING	132
LEGAL MATTERS	132
EXPERTS	132
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	133
WHERE YOU CAN FIND ADDITIONAL INFORMATION	133
INDEX TO FINANCIAL STATEMENTS	F-1

You should rely only on the information contained or incorporated by reference in this prospectus or in any related free-writing prospectus. Neither we, the selling shareholders, nor the underwriter have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We are incorporated as an Australian public company limited to shares under the laws of Australia pursuant to our constitution, and a majority of our outstanding securities are owned by non-U.S. residents. See “Description of Share Capital and Constitution.” Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer,” or FPI. As an FPI, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until, _______ __, 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 filed with the SEC by GenEmbryomics Limited, an Australian public company limited to shares pursuant to its Constitution. This prospectus includes important information about us, the Ordinary Shares and other information you should know before investing in the Ordinary Shares. This prospectus does not contain all of the information provided in the registration statement that we filed with the SEC. You should read this prospectus together with the additional information about us described in the section below entitled “Where You Can Find Additional Information.”

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriter have done anything to permit the conduct of this offering or the possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for any such purpose would be required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe, any restrictions relating to the conduct of this offering and the possession and distribution of this prospectus that apply in the jurisdictions outside of the United States relevant to their circumstances.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•	“GenEmbryomics Limited”, “GenEmbryomics”, our Company”, “the Company”, “we”, “us”, and “our” refer to GenEmbryomics Limited;

•	“legislation” are to federal, state and local legislation of the United States; and

•

a particular “fiscal year” are to our fiscal year ended June 30th of that year. Our fiscal quarters end on September 30th, December 31st, March 31st and June 30th of each fiscal year (for which purpose June 30th is also our fiscal year end);

•	to a year other than a “Fiscal” or “fiscal year” are to the calendar year ended December 31; and

•	“Ordinary Shares” mean our ordinary shares, no par value.

In this prospectus, all references to the “Constitution” are to our new constitution as an Australian public company which became effective on February 9, 2024. At the end of the year ended June 30, 2023, the Company was named GenEmbryomics Pty Ltd and the separate year ended June 30, 2023 financials (with June 30, 2022 comparatives) refer to GenEmbryomics Pty Ltd. However, there has been no financial restructuring resulting from the conversion of GenEmbryomics Pty Ltd into a public company and GenEmbryomics Limited is the same company as GenEmbryomics Pty Ltd for financial, tax and other purposes.

This prospectus and the information incorporated herein by reference contain market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

In this registration statement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

MARKET AND INDUSTRY DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable. Although we are responsible for all of the disclosures contained in this prospectus, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to create, and does not imply, a relationship with us, or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this prospectus derives from our audited financial statements in United States Dollars (US$) as of June 30, 2022 and June 30, 2023 and for each of the two years then ended, and from our unaudited interim financial statements in US$ as of December 31, 2022 and December 31, 2023 covering the six month periods ended December 31, 2022 and December 31, 2023. These financial statements and related notes included elsewhere in this prospectus are in the form of US$ and are collectively referred to as our financial statements herein and throughout this prospectus. Our financial statements are prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs). Our fiscal year ends on June 30 of each year, so all references to a particular fiscal year are to the applicable year ended June 30. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

EXCHANGE RATES

Our reporting currency is the United States Dollar and our functional currency is the Australian Dollar. Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management understands, it will in the future, deal in foreign currencies and will have in place a risk management policy when it is required.

In this prospectus, unless otherwise stated, all references to “U.S. Dollars" and "US$" are to the currency of the United States of America, and all references to “Australian Dollars” and "AU$" are to the currency of Australia. Our presentation currency of the financial statements was US$ and will remain US$. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this prospectus have been rounded to a single decimal place for the convenience of readers.

All amounts set forth herein are presented in United States Dollars (US$), unless otherwise specified.

PROSPECTUS SUMMARY

The following summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus before making an investment decision. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy the Ordinary Shares.

Overview

We are a genomics-based company with a mission dedicated to empowering families to have healthy children by providing in-vitro fertilization ("IVF") patients and providers unparalleled insights into an embryo's genetic disease. Our flagship test Panacea-GenomeScreen™ offers preimplantation genetic testing (“PGT”) via whole genome sequencing (“WGS”) of individuals, couples and IVF embryos. Through our test, which we intend to launch commercially in the second quarter of the fiscal year ended June 30, 2025, IVF clinics can gain an actionable genome report screen for over 3,200 severe and fatal genetic diseases, enabling deeper understanding and greater confidence by clinicians and patients undertaking fertility treatments. The test will utilize our proprietary genome analysis algorithms, and are embedded within the platform to prioritize and generate reports. Prospective parents will be able to access the information provided through PGT-WGS reports provided through our proprietary artificial intelligence platform to choose the healthiest start for future generations.

Panacea-GenomeScreen™ is the first mover in the high prominence preimplantation genetic testing (PGT) market which accounts for ethnic and geographic diversity, and detects both fertility-fraud and consanguinity. Panacea-GenomeScreen™ is a powerful tool for identifying de novo mutations in embryos, anywhere in the genome, before implantation. By screening for these mutations, prospective parents can make informed decisions about their reproductive options and reduce the risk of having a child with a genetic disorder.

De novo mutations, which are new genetic changes not inherited from either parent, occur at random positions in any given person's DNA, with everyone carrying about 70 de novo mutations in their genome. They cause a significant genetic disease in 1 in every 25 pregnancies and 80% of all individuals with severe developmental disorders have causative de novo mutations. In contrast, inherited mutations which are passed down from parents to their children and detected by both Panacea-GenomeScreen™ or preconception carrier screening, affect about 1 in 300 pregnancies.1 Given that de novo mutations account for a significant portion of genetic disorders, the ability to detect these changes through advanced genetic tests like Panacea-GenomeScreen™ is crucial. By identifying embryos with de novo mutations, couples undergoing IVF can select embryos with the lowest risk of developing genetic disorders, increasing the chances of a healthy pregnancy and baby.

In the year ended June 30, 2023, we were focused on completing the initial analytical validation of our Panacea-GenomeScreen™ PGT-WGS test. During this period, we did not process any commercial tests. Instead, we actively engaged with potential partner IVF clinics and obtained five Letters of Intent ("LOIs"). These LOIs laid the groundwork for the development of our Early Adopter Agreements ("EAAs"). The Company entered into Early Adopter Agreements with U.S., Japanese and Spanish IVF clinics, each with a term of 2 years and commencing on February 15, 2024, February 15, 2024 and March 1, 2024 respectively. The EAAs form the foundation for our future commercial testing services and help us foster relationships with key opinion leaders and early adopters in the IVF community.

On March 18, 2024 the Company entered into a Memorandum of Understanding ("MoU") with Progenesis Inc., a global fertility services provider. We believe that this strategic partnership will assist in launching and accelerating our growth and expanding our reach in the fertility market. Under the terms of the MoU, the Company intends to use Progenesis' wet. lab facilities to process samples and Progenesis intends to exclusively process all of their preimplantation genetic testing for monogenic disorders ("PGT-M") and PGT-WGS using the Company's platform and make the platform available to all of their clinics for pre-implantation genetic testing aimed at identifying abnormalities in the chromosomal count of embryos, known as aneuploidy ("PGT-A"). The partnership is also intended to provide the Company with access to Progenesis' extensive network of fertility clinics worldwide, significantly expanding our market access and distribution capabilities. We intend to progress the MoU with Progenesis to a Heads of Agreement and have agreed with Progenesis to negotiate in good faith to finalise the Heads of Agreement within 120 days from the MoU execution date.

1 Blencowe H, Moorthie S, Petrou M, Hamamy H, Povey S, Bittles A, Gibbons S, Darlison M, Modell B, Congenital Disorders Expert Group. Rare single gene disorders: estimating baseline prevalence and outcomes worldwide. J Community Genet. 2018 Oct;9(4):397-406. doi: 10.1007/s12687-018-0376-2. Epub 2018 Aug 14. PMID: 30109643; PMCID: PMC6167259; see also Amorim CEG, Gao Z, Baker Z, Diesel JF, Simons YB, Haque IS, Pickrell J, Przeworski M. The population genetics of human disease: The case of recessive, lethal mutations. PLoS Genet. 2017 Sep 28;13(9):e1006915. doi: 10.1371/journal.pgen.1006915. Erratum in: PLoS Genet. 2018 Jul 2;14(7):e1007499. PMID: 28957316; PMCID: PMC5619689.

The Company has partnered with Illumina Inc. to access their Emedgene platform, a cloud-based AI-driven genomic analysis solution. Through this partnership, the Company has embedded its proprietary genome analysis algorithms, which are the subject of a pending patent application and trade secrets, into the Emedgene platform. This integration allows for the processing of raw whole genome sequencing (WGS) data through a pipeline that includes alignment, annotation, and AI-driven variant prioritization, ultimately enabling the generation of comprehensive genomic analysis reports for the Company's clients.2

The IVF market is anticipated to exhibit significant market growth across the next decade, owing to escalating infertility rates (currently 1 in 5 couples seek assisted fertility/IVF); increasing parental age of first-child worldwide resulting in more genetic abnormalities; single parent families and the LGBTQ+ community wishing to grow a family; rise in global disposable income; and a surge in IVF utilization and success rates. Global assisted fertility demand is anticipated to grow from $16.89 billion in 2018 to $36.39 billion by 2026.3

Our research and development pipeline includes a range of innovative products designed to support patients and healthcare providers at every stage of the reproductive journey. In addition to our flagship Panacea-GenomeScreen™ test, we are developing advanced solutions for carrier screening, prenatal testing, and risk assessment for pregnancy complications. By combining our expertise in genomic analysis with cutting-edge technologies like next-generation sequencing and AI-powered data interpretation, we will seek to deliver comprehensive, actionable insights that empower informed decision-making and personalized care. With the support of our partnership with Progenesis, we aim to bring these groundbreaking products to market more quickly and efficiently, while also exploring new opportunities for collaboration and innovation in the field of reproductive genomics.

We have pending trademark applications for “GENEMBRYOMICS” and “PANACEA GENOMESCREEN” in Australia, which have been accepted early for registration. We have plans to file corresponding applications for “GENEMBRYOMICS” and “PANACEA GENOMESCREEN” in other jurisdiction, including in the United States.

We will continue to seek to protect our intellectual property through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, manufacturers, customers and others. We believe these efforts have the potential to protect various proprietary applications of our genome sequencing test from imitation.

We are actively filing new patent applications to secure our intellectual property as we continue to innovate. In parallel with our patent strategy, we are dedicated to building a robust body of scientific evidence supporting the superior performance and clinical utility of our genomic testing solutions. We are actively collaborating with academic partners and clinical researchers to conduct validation studies and publish peer-reviewed articles that demonstrate the advantages of our technologies over traditional approaches like PGT-A and single gene PGT. By establishing our products as a higher standard of pre-implantation genetic testing, we will aim to drive widespread adoption and improve outcomes for patients worldwide.

To support the integration of our genomic solutions into clinical practice, we have developed a comprehensive suite of educational materials and resources for healthcare providers and patients. Our genetic counselling team has created practical clinical guidelines and accessible patient-facing content to elucidate the benefits of our testing solutions and facilitate informed decision-making. For example, our PGT-WGS educational campaign highlights how our technology provides insight, answers, and potential solutions for the 30% of IVF patients who experience unexplained infertility4, helping them avoid the frustration and uncertainty associated with an unsuccessful assisted fertility outcome.

2 The Centers for Disease Control and Prevention (May 15, 2024), Reproductive Health, Infertility: Frequently Asked Questions. Available at: https://www.cdc.gov/reproductivehealth/infertility/index.htm#:~:text=About%201%20in%205%20(22,woman%20is%20younger%20than%2030
3 Ibid.

4 Zoha Saket, Karin Källén, Kersti Lundin, Åsa Magnusson, Christina Bergh, Cumulative live birth rate after IVF: trend over time and the impact of blastocyst culture and vitrification, Human Reproduction Open, Volume 2021, Issue 3, 2021, hoab021.

We have been funded since inception through a combination of equity contributions, convertible securities, promissory notes and Australian government research and development tax incentives.

Our History

The Company was founded in January 2019 by Dr. Nicholas Murphy, but the ground work for the Company’s technology began a decade earlier. In 2016, Dr. Murphy published his seminal paper on the use of single chromosomes for perfect matching of immune systems for bone marrow transplant cases. This expertise in single chromosomes analysis led Dr. Murphy to pivot into the preimplantation genetic testing industry to detect de novo (new) mutations that were already known to exist in a family through genetic screening. During his time in the PGT industry, Dr. Murphy observed issues and limitations in the field of preimplantation genetics testing that he believed would be addressed by applying clinical genome sequencing.

During his research in the field of assisted reproductive technology, Dr. Murphy led a groundbreaking project that ultimately led to the development of GenEmbryomics Panacea-GenomeScreen™. A research grant coincided with a serendipitous dramatic drop in the cost of whole genome sequencing to approximately US$600 per sample, enabling a WGS based study of embryo DNA. This WGS-based study resolved that WGS could enable the actual genetic screening of embryos. Recognizing the potential impact of this technology, Dr. Murphy took the initiative to secure the intellectual property rights before the publication of the academic manuscript.5

In January 2019, Dr Murphy formed GenEmbryomics Pty. Ltd. and engaged Australian intellectual property lawyers to file a patent application for the method of screening IVF embryos. In October 2020, the Company filed an international patent application under the Patent Cooperation Treaty (PCT) and national phase patent applications in Australia, China, Europe and the United States for its method of screening IVF embryos.

In 2022, the Company welcomed the key opinion and prominent PGT industry leader Professor Santiago Munne as an advisor to the board of directors and later as a non-executive director of the Company. With the benefit of Prof. Munne’s expertise, the Company matured in its focus on the necessary components of PGT-WGS Panacea-GenomeScreen™ for clinical rollout through validation studies and introduction to partnering labs for acquiring validation samples and potential clients. In 2022, the Company decided to prioritize the commercialization of its Panacea-GenomeScreen™ product.

By prioritizing the commercialization of Panacea-GenomeScreen™ with the integration of a holistic approach by pre-screening for chromosomal abnormalities, the Company is committed to delivering cutting-edge, yet practical solutions for the reproductive genetics market.

Our Strengths

We are aiming to establish ourselves as a leader in the field of human genomics with the development of the first PGT-WGS test product, Panacea-GenomeScreen™. This groundbreaking technology reflects our commitment to innovation and leadership in this rapidly advancing field. The clarity of foresight to generate the algorithms necessary to process the entire human genome for ethical embryo selection (generated in the seminal 2020 Nature Scientific Reports publication) forever changed the IVF landscape, as it was the first test developed that was able to utilise WGS for PGT.

5 Murphy NM, Samarasekera TS, Macaskill L, Mullen J, Rombauts LJF. Genome sequencing of human in vitro fertilisation embryos for pathogenic variation screening. Sci Rep. 2020 Mar 2;10(1):3795. doi: 10.1038/s41598-020-60704-0. PMID: 32123222; PMCID: PMC7052235.

One of our key strengths lies in the strategic partnership with Progenesis. It is intended that the Memorandum of Understanding with Progenesis will lead to a collaboration that allows us to leverage Progenesis’ expertise in technically specialized embryo biopsy amplifications, sample tracking, and logistics for existing IVF clinics. By utilizing Progenesis’ established infrastructure and processes, we can seamlessly integrate our PGT-WGS technology into the IVF workflow, ensuring a smooth and efficient testing process for our clients.

Another strength of the Company is our commitment to ongoing research and development. We continuously strive to improve our technologies and expand our offerings to meet the evolving needs of the IVF community. Our team of expert scientists and bioinformaticians refine our algorithms, optimize our workflows, and explore new applications for our genomic testing platform.

Additionally, our intellectual property portfolio, which includes patent applications covering our proprietary technologies (including Panacea-GenomeScreen™), provides a solid foundation for our business and helps to protect our competitive advantage in the market.

Finally, our team’s deep understanding of the IVF industry, combined with our passion for helping families achieve their dreams of having healthy children, drives us to deliver exceptional service and support to our clients. We pride ourselves on our responsiveness, expertise, and dedication to the success of our partners and the patients they serve.

By leveraging these strengths, the Company is well-positioned to become a leader in the rapidly evolving field of IVF genomics, transforming the way embryo selection is performed and improving outcomes for countless families around the world.

Our Strategy

Overall

We intend to focus on commencing our business in the United States in the second quarter of the fiscal year ended June 30, 2025; thereafter we intend to establish relationships and cater for business development opportunities globally through current enquiries from potential customers to proactive strategies and networks available within our Company. In the United States, our strategy focuses on leveraging our strategic partnership with Progenesis, as outlined in the recently signed Memorandum of Understanding. This collaboration allows us to capitalize on Progenesis’ competitive PGT-A pricing, robust market presence, and established relationships with IVF clinics nationwide. By combining our innovative PGT-WGS technology with Progenesis’ expertise, we aim to offer our test at an appealing cost, improving our overall value proposition. Through our collaboration with Progenesis, we aim to launch our business and rapidly expand our customer base and drive the adoption of PGT-WGS as the new standard of care across the United States.

We will actively promote our Early Adopter Agreements with IVF clinics, particularly those with high cycle volumes, emphasizing the scientific edge and competitive pricing of our PGT-WGS test. By engaging early adopters and fostering advocates among key opinion leaders (“KOLs”) in the reproductive health community, we aim to solidify our presence and tailor our approach to the specific needs and preferences of IVF clinics across the United States.

The integration of our Early Adopter Agreements with IVF clinics is a critical component of our strategy globally, ensuring that our market approach is both tactical and adaptable. These agreements allow us to scale our efforts based on the initial success in each territory while customizing our sales, marketing and logistics initiatives under bespoke contractual terms to accommodate local preferences. By identifying and engaging with early adopting IVF clinics, we can rapidly add to our clinical validation data and generate valuable de-identified case studies to support further market expansion.

Additionally, we will leverage social media platforms, advertising campaigns, and promotional efforts by KOLs to raise awareness about the benefits of Panacea-GenomeScreen™ among IVF professionals and patients across the United States. By leveraging Progenesis’ existing infrastructure and logistical capabilities, including their San Diego facility, we can efficiently process PGT-WGS samples and deliver timely, actionable results to fertility clinics and their patients across the United States.

Strategy Steps

The Company’s strategy is based on a profound understanding of the IVF market and delivering PGT-WGS testing that can benefit the healthcare industry and IVF clients. To achieve this objective, we intend to pursue the following:

1.

Establish collaborative effort with Progenesis. By progressing our MoU into a Heads of Agreement and collaborating with Progenesis to establish a PGT laboratory with a network of IVF clinics, we aim to introduce our PGT-WGS test and technology to the United States IVF clinics and patients.

2.

Maximize commercial potential by establishing relationships with pre-existing IVF clinics, particularly through our strategic partnership with Progenesis. This collaboration will allow us to leverage Progenesis’ extensive network of fertility clinics, industry expertise, and market access to accelerate the adoption of our PGT-WGS test and expand our global reach.

3.

Seek government approvals and regulatory clearances to support the widespread adoption of our PGT-WGS test and other genomic solutions. By working closely with regulatory agencies and industry stakeholders, we aim to establish the necessary frameworks and guidelines to ensure the safe, effective, and ethical use of our technology in reproductive healthcare settings.

4.

Expand our clinic base through our direct sales and marketing efforts. By providing comprehensive support, training, and educational resources to fertility clinics, we aim to establish the Company as the go-to partner for genomic testing solutions in the IVF industry, driving sustained growth and market leadership.

5.

Obtain further intellectual property protections to safeguard our proprietary technology and maintain our competitive advantage. This includes actively filing new patents covering our genome analysis algorithms, testing processes, and product designs, as well as securing trademarks and other intellectual property rights in key markets worldwide, including Australia, China, Europe and the United States.

6.

Expand our products and research pipeline to continue to be the first-mover in genome tests that have direct healthcare benefits with tangible, actionable results. This includes developing new applications for PGT-WGS, such as expanded carrier screening, non-invasive prenatal testing, and genetic risk assessment for pregnancy complications, as well as exploring innovative technologies like long-read sequencing and AI-powered data analysis to enhance the precision and predictive power of our tests.

Recent Developments

On June 14, 2024, the Company closed its pre-IPO private placement (the “Pre-IPO Raise”) of 39,119 Ordinary Shares in the Company to new and existing investors, receiving proceeds of approximately US$330,947.

On July 1, 2024, the Company undertook a share split of four and one half (4.5) Ordinary Shares for every one (1) Ordinary Share held in the Company, resulting in an increase to the number of Ordinary Shares on issue immediately before the share split from 1,542,578 Ordinary Shares to 6,941,601 Ordinary Shares on issue immediately after the share split. The options and performance rights granted by the Company were reorganized by the same share split ratio on July 1, 2024.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•

are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•

are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for- performance graph and chief executive officer pay ratio disclosure;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years following completion of this offering, or such earlier time as we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” (i) at the end of the fiscal year in which we have more than US$1.235 billion in annual revenues, (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC, or (ii) we issue more than US$1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq where we intend to list our securities. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq Listing Rules provide that a foreign private issuer may follow the practices of its home country, which for us is Australia, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors and the audit committee, compensation committee and nominating and corporate governance committee requirements, the requirement to disclose third party director and nominee compensation and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the Nasdaq Listing Rules shall disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. We may elect to follow home country practice in lieu of one or more of these Nasdaq corporate governance rules.

Corporate Information

Our registered office and principal place of business is located at Level 14, Australia Square, 264-278 George Street, Sydney NSW 2000, Australia and our telephone number is +61 411 282 401. Our website address is https://genembryomics.com/. The information contained therein, or that can be accessed therefrom, is not and shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Corporate History and Structure

We were incorporated as a proprietary company limited by shares under the laws of the State of Victoria, Australia on January 18, 2019 as GenEmbryomics Pty. Ltd. On February 9, 2024, we converted into an Australian public company limited by shares, called GenEmbryomics Limited. As a result of the conversion from a proprietary company limited by shares to a public company limited by shares, we are no longer subject to a limit on the number of shareholders that we may have and we can raise funds from the general public.

The Company is comprised of only GenEmbryomics Limited. There are currently no subsidiary companies.

Risk Factor Summary

Investing in the Ordinary Shares entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities. These risks include, among others:

•	We are an early-stage company with a history of operating losses and may not achieve or sustain profitability in the future;

•	We require substantial additional financing to achieve our goals;

•	The independent registered public accounting firm’s report expresses substantial doubt about our ability to continue as a going concern;

•	Our success depends on our ability to obtain market acceptance of our products and services;

•	We compete against various genomics companies, some of which have greater brand recognition, longer operating histories and greater financial resources;

•	Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests;

•	If the genetic testing industry does not adopt PGT-WGS testing as an industry standard, our business, operating results and financial condition could be adversely affected;

•	We continue to spend significant resources on research and development that may not lead to successful products;

•	We rely on third party laboratories to process our genetic samples;

•	The loss of the services of our key personnel, particularly Dr. Nicholas Murphy, would negatively affect our business;

•	We may be unable to adequately control the costs associated with our operations;

•	If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers which could reduce our ability to grow our market share;

•	Legal requirements and changes in applicable laws and regulations may adversely affect us;

•	Any interruption of service or failures of third party data centers that host our cloud-based software may impair the delivery of our cloud-based software and harm our business;

•	If the commercial courier delivery services we use to transport samples to our laboratory facility are disrupted, our business will be harmed;

•	Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability;

•	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business;

•

Any actual or perceived failure by us to comply without privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us;

•	We could face additional data protection, privacy regulations and compliance costs for our products and services in the European Union;

•	If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected;

•	There is no assurance that our existing patent applications will lead to granted patents or that we will be able to protect our intellectual property rights;

•

If our agreements with Progenesis, Illumina or our laboratory partners are terminated or our Letters of Intent and Early Adopted Agreements with IVF clinics are not extended and we are not able to offset this through agreements with new partners, our commercialization activities related to our products may be impaired and our financial results could be adversely affected;

•

We rely on a limited number of suppliers, or in some cases, a single supplier, for some of our test kits and materials and may not be able to find replacements or immediately transition to alternative suppliers;

•

If the U.S. Food and Drug Administration (“FDA”) were to begin actively regulating preimplantation genetic testing, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approval and incur cost associated with complying with post-market controls;

•	We intend to expand our operations internationally, specifically in the United States, which will expose us to additional tax, compliance, market and other risks;

•	We will incur increased expenses and administrative burdens as an Australian public company treated as a public company in the United States;

•	We may be adversely affected by foreign currency fluctuations;

•

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and we may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers; and

•

As an “emerging growth company” under the JOBS Act, we will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the Ordinary Shares less attractive to investors.

THE OFFERING

The summary below describes the principal terms of this offering of our company’s Ordinary Shares. The “Description of Share Capital and Constitution” section of this prospectus contains a more detailed description of our Company’s Ordinary Shares.

Ordinary Shares	Our ordinary shares, without par value, referred to herein as the Ordinary Shares.

Offering of Ordinary Shares by us	[*] Ordinary Shares [(or [*] Ordinary Shares if the underwriter exercises in full the Over-Allotment Option to purchase additional Ordinary Shares)].

Offering of Ordinary Shares by the Selling Shareholders in the Selling Shareholder Prospectus:	[*]

Anticipated initial public offering price:	US$[*] per Ordinary Share.

Ordinary Shares to be outstanding immediately after this offering:	[*] Ordinary Shares [(or [*] Ordinary Shares if the underwriter exercises in full the Over-Allotment Option to purchase additional Ordinary Shares)].*

Underwriter Warrant to purchase Ordinary Shares	We have granted to the underwriter a warrant, exercisable for 5 years from the date of this prospectus, to purchase up to an aggregate of [*] Ordinary Shares at 110% of the public offering price.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately US$[*] million, with an anticipated initial public offering price of US$[*] per Ordinary Share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use the proceeds from this offering for repayment of accrued interest outstanding on the Promissory Notes and to support and grow our US operations, support the proposed Progenesis growth and expansion opportunity, provide working capital and reserves, and pay the costs associated with this offering and for general corporate purposes.

See “Use of Proceeds” section of this prospectus.

Dividend Policy

We have never declared or paid cash dividends on our Ordinary Shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. See “Dividend Policy.”

Lock-up Periods

Our officers, directors and holders of 5% or greater of our issued and outstanding Ordinary Shares have agreed not to sell, transfer or dispose of any Ordinary Shares or similar securities (the foregoing transfer restrictions, the “Lock-Up”) for a period of 180 days from the date of the initial closing of this offering.

In connection with the Pre-IPO Raise, each of the investors in the Pre-IPO Raise agreed to separate Lock-Ups with respect to the Ordinary Shares purchased in the Pre-IPO Raise.

See “Shares Eligible for Future Sale” and “Underwriting.”

Nasdaq listing

We have reserved the ticker symbol "XGEN" and we intend to apply to the Nasdaq Stock Market to have the Ordinary Shares listed on the Nasdaq Capital Market under the symbol “XGEN”. No assurance can be given that our application will be approved. In the event that the Ordinary Shares are not approved for listing on the Nasdaq, we will not proceed with this underwritten offering.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in the Ordinary Shares.

*

Unless otherwise indicated, the number of Ordinary Shares outstanding immediately after this offering is based on 6,941,601 Ordinary Shares outstanding as of July 1, 2024, after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024 and excludes the following (on a post-split basis): Ordinary Shares that may be issued pursuant to the equity incentive plan to be offered to our employees and directors described herein under “Compensation — Equity Incentive Plan” and no exercise of the underwriter’s warrant.

SUMMARY FINANCIAL DATA

The summary financial data set forth below has been derived from our unaudited interim financial statements as of and for the six-month periods ended December 31, 2023 and 2022 and from our audited financial statements as of and for the fiscal years ended June 30, 2023 and 2022 contained in this prospectus. You should read the following summary financial data together with our historical financial statements and the notes thereto included elsewhere in this prospectus and with the information set forth in the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”.

Summary Statement of Profit or Loss and Other Comprehensive Income:

	Audited Year ended	Audited Year ended	Unaudited 6 months ended	Unaudited 6 months ended
	30-Jun-22	30-Jun-23	31-Dec-22	31-Dec-23
	US$	US$	US$	US$

Revenue
Total revenue	-	-	-	-

Research and development tax incentive	-	-	-	50,278

Expenses
General and administrative expenses	(117,346)	(267,070)	(98,890)	(258,834)
Employee benefits expense	-	(98,707)	(20,005)	(172,826)
Research and development expenses	(45,354)	(109,012)	(35,371)	(79,343)
Marketing expenses	(9,106)	(3,490)	(1,786)	(82)
Share based payments	(50,319)	(44,868)	(22,680)	(317,150)
Foreign currency gains/(losses)	(1,453)	-	-	7,475
Finance costs	-	-	-	(75,524)

Loss before income tax expense	(223,578)	(523,147)	(178,732)	(846,006)
Income tax expense	-	-	-	-
Loss after income tax expense for the half-year attributable to the owners of GenEmbryomics Limited	(223,578)	(523,147)	(178,732)	(846,006)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1,123	12,326	9,365	21,051

Other comprehensive income for the period, net of tax	1,123	12,326	9,365	21,051

Total comprehensive loss attributable to the owners of GenEmbryomics Limited	(222,455)	(510,821)	(169,367)	(824,955)

Summary Statements of Financial Position:

	30-Jun-22	30-Jun-23	31-Dec-23 *
	US$	US$	US$
ASSETS

Current Assets
Cash and cash equivalents	60,704	103,392	441,527
Other receivables	2,442	14,102	64,930
Prepayments	17,120	33,598	95,457
Total current assets	80,266	151,092	601,914

Total Assets	80,266	151,092	601,914

LIABILITIES

Current Liabilities
Trade and other payables	69,532	112,343	235,100
Promissory notes	-	-	611,676
Employee benefits	-	4,714	10,319
Borrowings	1,447	-	-
Total current liabilities	70,979	117,057	857,095

Non-current liabilities
Employee benefits	-	169	860
SAFE note	-	265,200	-
Total non-current liabilities	-	265,369	860

Total Liabilities	70,979	382,426	857,955

Net assets/(deficiency of assets)	9,287	(231,334)	(256,041)

Equity
Share capital	219,107	219,107	1,302,906
Additional paid in capital	-	225,957	-
Reserves	14,465	71,034	34,491
Accumulated losses	(224,285)	(747,432)	(1,593,438)
Total equity/(deficiency)	9,287	(231,334)	(256,041)

* - Unaudited interim financial statement as of, and for, the six month period ended December 31, 2023.

RISK FACTORS

An investment in the Ordinary Shares involves a high degree of risk. Before deciding whether to invest in the Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in the Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We are an early-stage company with a history of operating losses and may not achieve or sustain profitability in the future.

We are an early-stage company founded in 2019 and we have never generated any revenue from product sales. We have incurred operating losses since our inception with a net loss of approximately $846,006 for the six months ended December 31, 2023, and approximately $523,147 for the fiscal year ended June 30, 2023. We expect to continue to incur operating losses for the foreseeable future. We anticipate commencing the processing of our first commercial product tests during the second quarter of the fiscal year ended June 30, 2025, but there can be no assurance that we will be able to generate significant revenue from our testing products and ever achieve profitability. Our ability to achieve profitability depends on a number of factors, including our ability to, among other things, successfully develop and market our products both in the US and internationally, establish and maintain strategic partnerships, licensing, supply or other arrangements, enhance our existing products and develop new products in our pipeline, obtain, as applicable, any required regulatory approvals for our products or clearances for testing products from health agencies, and raise sufficient funds to execute our business strategy.

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Since inception, our focus has been on research and development, and we have expended significant cash to fund operating expenses. Although the primary research on our first genetic test is substantially completed, we will continue to incur substantial research and development costs as we are actively engaged in research and development efforts to enhance our PGT-WGS technology and expand its applications, as well as conducting clinical trials in collaboration with our partners to validate the clinical utility and cost effectiveness of our products. We also anticipate that our corporate and administrative expenses will increase as we have products and services ready for commercialization. These increased expenditures will include, but are not limited to, costs associated with contracting with research organizations, obtaining and retaining development, sales and marketing partnerships and hiring additional management and other personnel. We cannot reasonably estimate the actual amounts necessary to execute our business strategy and successfully commercialize our first testing product, and the costs involved in the development and commercialization of any future products. In addition, other unanticipated costs may arise. As a result, until we can generate substantial revenues from our products and services, we expect to finance our cash needs though equity offerings, debt financings or other capital sources, including collaborations, strategic partnerships and alliances and licensing arrangements.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our products;

•	the success of our commercialization efforts, including our ability to penetrate US domestic and international markets;

•	our ability to establish and maintain collaborative arrangements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the expenses needed to attract and retain skilled personnel, including the employment of curators to process genetic tests and sales and marketing personnel; and

•	any product liability or other lawsuits related to existing and/or future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate research and development activities for our products or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products.

The independent registered accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

In connection with our assessment of going concern considerations our independent registered public accounting firm, BDO Audit Pty Ltd, expresses substantial doubt regarding our ability to continue as a going concern within one year from the date of issuance of our financial statements for the year ended June 30, 2023, absent completion of this offering or other funding to meet our working capital needs. We cannot provide assurance that we can increase our cash balances, or limit our cash outlays, complete this offering or obtain other capital resources, and thus maintain a sufficient cash balance for our operations. If we are unable to raise additional capital in the future, on terms favourable to us, we may be unable to achieve our objectives.

If the market for our products does not develop or become sustainable, or becomes saturated, our revenues may fail to materialize, and our financial condition and results of operations could be materially impaired.

The preimplantation genetic testing market is projected to experience significant growth over the next five years and PGT-WGS is a rapidly growing area within the preimplantation genetic testing market. However, although WGA and sequencing technologies continue to advance and become more cost effective, there can be no assurance that the genome sequencing industry will integrate WGS technology into PGT practice and that our WGS testing products will experience broad acceptance in the marketplace. Our success is highly dependent on both the market’s acceptance of WGS sequencing technology as the state of the art for genetic testing as well as our ability to develop and commercialize innovative products accepted by the marketplace. If the market for our products does not materialize, become sustainable, or becomes saturated with competing products or services, our revenues may not materialize, and our financial condition and results of operations could be materially and adversely affected.

Our success depends on our ability to obtain market acceptance for our products and services.

Our future success and the planned growth and expansion of our business depend on us achieving broad acceptance of our products and growing our customer base. This depends, in part, on our ability to develop enabling technology, our ability to respond to consumer preferences, our marketing plans, our ability to locate and enter into strategic collaborations and other agreements with partners and the industry adoption of our products. If we are unable to obtain customer acceptance, or effectively market our products directly or through partners, our business and results of operations will be materially impaired.

We compete against various genomics companies, some of which have greater brand recognition, longer operating histories and greater financial resources.

We compete against various genomics companies to attract and engage IVF clinics, doctors and embryologists, some of which have greater brand recognition, longer operating histories, larger marketing budgets, established customer relationships and greater financial resources then we do. In addition, we may face potential competition from participants in other genetics markets that may begin to target IVF by leveraging related technologies, partnering with or acquiring companies or utilizing alternative approaches to provide similar products and services.

Our primary competitors will be companies offering comprehensive preimplantation genetic testing with PGT-WGS, and traditional providers of PGT-A such as Orchid Health, Inc., Gattaca Labs, Inc. dba Gattaca Genomics, and Embryome Inc. dba Juniper Genomics.

Key factors for competition in this IVF genomic sequencing market include development of innovative technologies, turnaround times, accuracy and effectiveness of screening, and the ability to provide comprehensive and user-friendly reports to inform patient decisions. As the market for genomic screening in IVF continues to evolve, there can be no assurance we will be able to stay at the forefront of scientific advancements and continuously improve our technologies.

Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests.

The DNA testing that we expect to conduct in the field of IVF has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use genetic tests even if permissible. Ethical and social concerns may also influence U.S. and foreign patent offices and courts to limit the patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our tests or reduce the potential markets for services and products enabled by our technology platform, either of which could harm our business.

Risk Related to Development and Commercialization of Our Products

Uncertainty in the development and commercialization of our products.

We continue to focus research and development efforts on enhancing our initial PGT-WGS technology as well as developing and perfecting our pipeline of innovative genetic tests aimed at the IVF market. We plan to continue to focus our research and development efforts on clinical whole genome sequencing, with an increasing effort to develop new genetic tests and screening tools which will allow patient and providers enhanced insights into an embryo’s genetic disease, thereby allowing prospective parents to make informed decisions. The launch of any new diagnostic test, particularly those in the field of IVF and assisted fertility, will require the completion of certain clinical validation studies to substantiate the utility of our technologies and ensure their efficacy and safety in various demographic groups. These trials will involve the expenditure of substantial cash resources and may require large numbers of patient specimens and, for certain products, large, prospective, and controlled clinical trials. We may not have the necessary resources to complete these validation trials nor be able to collect a sufficient number of appropriate specimens to complete clinical development for any planned diagnostic test. Our inability to successfully complete any such trials could prevent or significantly delay our ability to launch new products and maintain our competitive position in the IVF testing market.

We continue to spend a significant amount of resources on research and development that may not lead to successful products or the recovery of our research and development expenditures and that may not receive regulatory approval when applicable.

We have invested significant resources in the development of our products, particularly Panacea-GenomeScreen™. We will need to continue to make significant investments in research and development to enhance our products and develop new products, including the allocation of substantial resources to the development of new technologies, algorithms, and workflows to enhance the performance and expand the applications of our genetic testing platform. However, our research and development efforts may not always yield commercially viable products or improvements.

There are several reasons why our research and development efforts may not lead to successful products or the recovery of our expenditures:

Technical challenges: The development of advanced genetic testing technologies involves complex scientific and engineering challenges. Despite our best efforts, we may encounter technical obstacles that delay or prevent the successful development of new products or improvements to existing ones.

Regulatory hurdles: Although the Panacea-GenomeScreen™ is not currently subject to U.S. Food & Drug Administration (FDA) oversight, the regulatory environment for preimplantation genetic tests remains uncertain. There can be no assurance that our current products will not be subject to regulatory approvals in the future, or that we instead successfully develop new products that are subject to regulatory approval. The regulatory approval process can be lengthy, expensive, and uncertain.

Market acceptance: The commercial success of our products depends on their acceptance by healthcare providers, patients, and payors. Even if we develop a technically advanced product and obtain regulatory approval, if required, it may not gain sufficient market acceptance to generate significant revenue if it does not meet the needs or preferences of our target customers or if competing products are perceived as more attractive.

Rapid technological change: The fields of genetics and assisted reproductive technologies are characterized by rapid technological change. Our research and development efforts may be rendered obsolete by new technologies or scientific breakthroughs that emerge during the development process, making our products less competitive or attractive to potential customers.

Limited resources: As a company, we have limited financial and human resources to allocate to research and development. We must prioritize our projects and may not always choose the most promising or commercially viable opportunities. Additionally, unexpected delays or setbacks in one project may divert resources from other potentially successful projects.

Differences in analytical to clinical validation results: The performance of our products in real-world clinical settings may differ from the results obtained during analytical or clinical validation studies. These differences can arise due to various factors, such as the complexity and variability of clinical samples, the expertise of laboratory personnel, and the adherence to testing protocols. If the real-world performance of our products does not match the expectations set by our validation studies, it could impact their market acceptance and our ability to recover research and development expenditures.

Given these risks and uncertainties, our research and development expenditures may not always lead to successful products or the recovery of our investments. As a result, our operating results and financial condition could be adversely affected if our research and development efforts do not yield the expected benefits or if our products fail to receive regulatory approvals or achieve market acceptance.

Risks Relating to our Operations and Products

We rely on third party laboratories to process genetic samples and if our agreements with our laboratory partners are terminated and we are not able to offset the resulting impact with new partners, our commercialization activities related to our products may be impaired and our financial results could be adversely affected.

We intend to rely on a network of laboratory partnerships to support the processing of our preimplantation genetic testing solutions, which will include our collaboration with Progenesis, as well as other third party laboratories in key markets that specialize in whole genome sequencing. Relying on third-party laboratories exposes us to risks related to their performance, capacity, and data security. If our contracted labs experience equipment failures, staffing shortages, or quality control issues, it could cause delays in processing our samples and providing results to our customers. Moreover, any data breaches or unauthorized access to sensitive genetic information at the third-party labs could expose us to liability, reputational damage, and loss of customer trust.

Furthermore, if any of our third-party laboratory partners terminate our agreements with them, we may be unable to find a suitable replacement to replicate the benefits received from such partner, which in turn could harm our ability to scale our testing capacity and provide a more comprehensive service offering to our clinical partners.

We may experience unforeseen challenges in electronic quality management by us or our third- party partners.

We recognize the complexity of PGT-WGS and the need for a robust and flexible quality management system (QMS) to ensure the accuracy and reliability of our testing services. Although we have taken a proactive approach by adopting a pre-templated QMS framework and have instituted multiple layers of safeguards to mitigate risks, no system is flawless. Unforeseen challenges may emerge, including:

•	issues during the wet-laboratory processes that could compromise the integrity of our products;

•	human error or intentional misconduct by individuals involved in the quality control process;

•	unauthorized interference, tampering or contamination that could affect product quality; or

•	variabilities in the quality of raw materials and equipment faults that are not detectable by standard industry inspection practices.

We recognize that the failure to address quality defects could lead to patient harm, diminished client trust, reputational damage, legal issues and financial instability that could affect our growth prospects.

The loss of the services of our key personnel would negatively affect our business.

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Dr. Nicholas Murphy, our Managing Director. Any loss of the services of members of our senior management or other key personnel, and especially those of Dr. Murphy, would adversely affect our business. Dr. Murphy is critical to our vision, strategic direction, culture, products and technology We have attempted to mitigate this situation by ensuring that key personnel have extra Share compensation via the equity incentive plans to encourage their long-term tenure and performance with the Company. The employment agreement entered into with Dr. Murphy stipulates that he must give one month’s written notice of his intent to resign. In recognition of the Company’s reliance on Dr. Murphy’s skills and capabilities, we have obtained Key Man Insurance Cover which provides for up to AU$$2,000,000 to be payable to us in the event of Dr Murphy’s total or permanent disability, incapacity or death. The policy is designed to enable us to conduct a global search for an individual or individuals capable of continuing to undertake Dr Murphy’s work with the Company.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing our support organization and building our brand. We expect to incur significant expenses which will impact our profitability, including research and development expenses, leases, sales and distribution expenses as we build our brand and market our products, and general and administrative expenses as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our products and services, but also to control our costs. If we are unable to cost efficiently design, market, sell, distribute and service our products and services, our margins, profitability, and prospects would be materially and adversely affected.

If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely impact our business prospects and reduce our ability to grow our market share.

We believe that investment in research and development, including the development of new products, is critical to establishing and maintaining an industry-leading position in IVF genomics. Although we believe that our proprietary technology will enable us to offer the most advanced preimplantation genetic testing services utilizing whole-gene sequencing and that our advanced technology sets us apart from our competitors, our future success depends in part on maintaining our competitive edge with our first key product, Panacea-GenomeScreen™, as well as our ability to develop new products and technologies. To the extent that we are unable to secure intellectual property protection for Panacea-GenomeScreen™ and competitors develop competitive products and technologies, or competitors develop new and different products and technologies that achieve higher satisfaction in the IVF medical community, our business prospects could be adversely impacted, and we may be unable to grow our market share. In addition, regulatory approvals for new products or technologies may be required, and these approvals may not be obtained in a timely or cost-effective manner, adversely impacting our business prospects.

Legal requirements and changes in applicable law and regulations may adversely affect us.

Our products are regulated under the laws and regulations in the jurisdictions where they are marketed and sold. We or our partners or distributors are required to comply with various legal requirements, including those imposed by the laws in various jurisdictions. Currently, as our products are considered laboratory-developed tests (LDTs), they are subject to limited regulation particularly in the United States, and most of our products do not require specific licenses or approvals to be marketed. Some of our products under development may be subject to regulation as in vitro diagnostic medical devices (IVDs) in certain jurisdictions. However, we are unable to predict what changes in laws and regulations applicable to us, our products, our partners, our customers, or the counterparties with which we transact business may be instituted in the future. While the FDA has recently proposed a rule to phase out enforcement discretion for many LDT’s over a 4-year period, the implications for preimplantation genetic tests remain uncertain at this time. Further, although state legislation and regulation of the reproductive medicine field has been limited, the landscape could evolve, especially if concerns around the accuracy and clinical utility of PGT continue to mount. Any such change could have a material adverse effect on our sales or profit potential and may impede our ability to sell and deploy our genome sequencing services. Some areas where we may face risks include:

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If regulatory authorities were to determine that our LDTs should be subject to more stringent regulations, such as those applicable to IVDs, we would need to invest significant time and resources to ensure compliance with these new requirements. This could involve obtaining additional licenses or approvals, conducting extensive clinical trials to demonstrate the safety and effectiveness of our tests, and implementing more rigorous quality control and manufacturing processes. Such changes could significantly increase our operating costs, delay the launch of new products, and limit our ability to offer certain tests in specific markets.

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Changes in laws and regulations related to data privacy, such as the General Data Protection Regulation (GDPR) in the European Union and similar regulations in other jurisdictions, could impact our ability to collect, process, and store patient data, which is essential for the provision of our PGT services. Compliance with these regulations may require substantial investments in data security measures, customer consent management systems, and data processing agreements with our partners and service providers. Evolving regulations surrounding the use of genetic information, such as those related to genetic discrimination and informed consent, could affect the adoption and acceptance of our PGT services by healthcare providers and patients. If more restrictive regulations were to be enacted, it could limit the market for our services and negatively impact our growth prospects.

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If the FDA were to begin regulating our tests, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approvals and additional costs associated with complying with post-market controls. If we fail to receive FDA approvals for any of our products, we could be forced to stop selling tests in the United States. Any compliance obligations with the FDA would increase the costs of conducting business and subject us to heightened regulation and penalties for failure to comply with those requirements.

We anticipate relying on third-party data centers to host our cloud-based software, and any interruptions of service or failures may impair the delivery of our cloud-based software and harm our business.

We intend to provide our cloud-based software to our laboratory partners through third-party data center hosting facilities located in the United States and other countries. Any technical problems that may arise in connection with the third-party data center hosting facilities could result in interruptions in our services. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. Interruptions in our service may reduce our revenue, cause us to issue refunds, cause laboratory partners to terminate their contracts with us and adversely affect our ability to attract new laboratory partners. We could also be exposed to potential lawsuits and liability claims. Our business will also be harmed if our laboratory partners and potential laboratory partners believe our service is unreliable.

We rely on a limited number of suppliers, or in some cases, a single supplier, for some of our test kits and materials and may not be able to find replacements or immediately transition to alternative suppliers

We have sourced and will continue to source components of our technology, including sequencers, reagents, tubes and other laboratory materials, from third parties. Our sequencers, certain reagents and blood collection tubes are sole sourced. Our failure to maintain continued supply of such components, or supply that meets quality control requirements, particularly in the case of sole suppliers, would seriously harm our business, financial condition, and results of operations. In the event of any adverse developments with these vendors, our product supply may be interrupted, and obtaining substitute components could be difficult or require us to re-design our products or, for any products for which we may obtain approval from the FDA, obtain approval from the FDA to use a new supplier, which would have an adverse impact on our business. If the supply of components we receive from current or replacement suppliers does not meet quality control standards, we may not be able to use the components, or if we use them not knowing that they are of inadequate quality, it may prevent our tests from working properly or at all.

We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and, if these delivery services are disrupted, our business will be harmed.

Our business depends on our ability to maintain a robust and efficient logistics network to ensure the safe and timely transportation of genetic testing samples from clinics to our third-party testing laboratories. Given the unique requirements of transporting genetic samples, logistical arrangements are an important component of our business. To that end, we intend to enter into strategic partnerships with experienced providers of logistic solutions, including through our arrangement with Progenesis and its logistics network in the United States. However, despite these arrangements, we may still experience disruptions in the delivery service of genetic samples to our laboratory facilities, whether due to labor disruptions, bad weather, natural disaster, terrorist acts or otherwise which could adversely affect specimen integrity, our ability to process samples in a timely manner, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services from any one of our logistic partners on commercially reasonable terms, we may experience disruptions in the transportation of our genetic testing samples which could adversely affect our business.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation.

In the ordinary course of our business, we collect and store sensitive data, including legally-protected health information, credit card information, and personally identifiable information, such as WGS results. We also store sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaboration partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit, and store this critical information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collection providers, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with state breach notification laws, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss, and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our data security, and the information we store could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure, modification of, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, billpayers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, develop and commercialize tests, collect, process and prepare company financial information, provide information about our tests, educate patients and clinicians about our service, and manage the administrative aspects of our business, any of which could damage our reputation and adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

Our cloud-based distribution model adds some additional data privacy risks to our business, as certain personal health and other information may be sent to and stored in the cloud by our partners. We have contractually obligated our partners to not send personally-identifiable information to our cloud servers, and we have an agreement with the vendor that hosts our software in the cloud to comply with data privacy laws, such as HIPAA. However, we cannot be certain that our partners will comply with these requirements or that our cloud vendor will comply with the terms of our agreement.

In addition, the interpretation and application of health-related, privacy and data protection laws in the United States, Europe, and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business and our reputation. Complying with these laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We will rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, cybersecurity breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

We could face additional data protection, privacy regulations and compliance costs for our products and services in the European Union.

The European Union has stringent data protection and privacy laws, such as the General Data Protection Regulation (GDPR). Compliance with these regulations can be complex and costly, particularly for companies handling sensitive genetic data. If we offer our tests in the European Union, or any part thereof, any failure by us to comply with the GDPR could result in significant fines, reputational damage, and legal action.

Additionally, the transfer of personal data outside the European Union is subject to strict regulations under the GDPR. As we rely on third-party whole genome sequencing (WGS) providers located outside the EU, we must ensure that any cross-border data transfers are conducted in compliance with the GDPR, which may require implementing appropriate safeguards, amending third party agreements, conducting data transfer impact assessments, and incurring additional compliance costs. The introduction of any country specific regulation by EU member states could impact our ability to provide products and services in those markets and could increase our administrative and compliance costs.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., referred to as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti- corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti- corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

Risks relating to litigation against our directors and officers.

From time to time, our directors and officers may be subject to legal, regulatory or administrative action in connection with acting as a director or officer for us. We have obtained directors and officers liability (“D&O”) insurance to cover some of the risk exposure for our directors and officers. Such insurance generally pays the reasonable and necessary legal costs and expenses of officers and directors who are the subject of any legal, administrative or regulatory proceeding, as well as certain investigations and other claims as a result of their service to us. There can be no assurance that we will be able to continue to maintain this insurance at reasonable rates or at all, or in amounts adequate to cover all such legal costs and expenses. Our Constitution allows the company, in its discretion, to indemnify directors and officers. We have agreed in writing to indemnify our current directors against general liabilities and legal costs incurred, suffered or sustained by the directors in connection with acting as a director, subject to specified exclusions. Without D&O insurance, the amounts we would pay to indemnify our directors should they be subject to any legal, regulatory or administrative action in connection with acting as a director for us could have a material adverse impact on our results of operations and financial condition. Such actions may result in substantial costs and, among other things, divert the attention of management and our employees.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

We may in the future be subject to litigation or dispute resolution relating to any number or type of claims, including claims for non-payment to vendors, damages related to defects in our products or claims relating to intellectual property ownership or applicable securities laws. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to our reputation and products.

A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and product liability claims.

Our agreements with our early adopter IVF clinics include indemnification provisions. We have agreed to indemnify these clinics for losses suffered or incurred in connection with our services and products, including as a result of intellectual property infringement, damages to tangible property and damages caused by breaches of our agreements. The term of these indemnity provisions is often perpetual after execution of the corresponding agreement, and the maximum potential amount of future payments we could be required to make under these indemnification provisions maybe substantial and unlimited, unless an exclusion or limitation of liability applies.

We may receive demands for indemnification for losses suffered or incurred under these agreements. These demands for indemnification can be very expensive to settle or defend. Indemnity payments and associated legal fees and expenses could materially harm our business, competitive position, operating results, and financial condition. Alternatively, we may reject certain of our indemnitees’ demands, which may lead to disputes with our early adopter IVF clinics and may negatively impact our relationships with them or result in litigation against us. Our early adopter IVF clinics may also claim that any rejection of their indemnity demands constitutes a material breach of our agreements with them, allowing them to terminate such agreements. Our failure to enter into and maintain a sufficient number of early adopter agreements will impact our ability to expand our services by directly promoting and selling Panacea-Genome Screen directly with IVF clinics thereby impacting our ability to penetrate the marketplace with our products.

Australian tax rules may adversely impact our results of operations and financial position.

We are subject to taxes in Australia in respect to our operations in Australia and expect to be subject to taxation in additional jurisdictions in respect to our operations in additional jurisdictions in the future. Although we believe our tax estimates are reasonable, if the Australian Taxation Office (ATO) or other taxing authority disagrees with the positions, we have taken on our tax returns, we could face additional tax liabilities, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to applicable statutory tax rates and other changes in applicable tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

Our future income taxes could be negatively affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates, and higher than anticipated in jurisdictions that have higher statutory tax rates. Our future income taxes could also be impacted by the net gains and losses recognized by legal entities on certain hedges, and related hedged intercompany and other transactions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles (including changes in the interpretation of existing laws).

Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our results of operations.

Any decrease in the value of the U.S. dollar relative to the currencies of the countries in which our vendors or future customers operate could increase our production costs and/or weaken demand for our products from foreign customers, which in turn would adversely affect our revenue and business. If we increase operations in other currencies in the future, we may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar.

Acquisitions, joint ventures, investments, and divestitures could result in operating difficulties, dilution, and other consequences that may harm our business, financial condition, and operating results.

We may, from time to time, engage in acquisitions, joint ventures, investments, and divestitures, and these transactions could be material to our financial condition and operating results. Entering into potential strategic transactions could create unforeseen operating difficulties and expenditures for us. Some of the areas where we face risks include:

•	diversion of management time and focus from operating our core business to challenges related to acquisitions, joint ventures, and other strategic transactions;

•	failure to successfully integrate and further develop the acquired business or technology;

•	implementation or remediation of controls, procedures, and policies at the acquired company or joint venture;

•	governance disputes in joint venture, resulting in slow, or compromised deadlocked decision making;

•	integration of the acquired company’s accounting, human resource, and other administrative systems, and coordination of product, engineering, and sales and marketing functions;

•	transition of operations, users, and customers onto our existing platforms, or to spinouts or joint ventures;

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failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval that could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of a transaction;

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in the case of foreign joint ventures and acquisitions, the need to integrate operations across different cultures and languages, and to address the particular economic, currency, political, and regulatory risks associated with specific countries.;

•	cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;

•	obligations to indemnify joint ventures for their liabilities, or to fund or guarantee any liabilities or commitments of such ventures; and

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, data privacy and security issues, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities.

Our failure to address these risks or other problems encountered in connection with joint ventures, acquisitions, and other strategic transactions could cause us to fail to realize their anticipated benefits, incur unanticipated liabilities, and harm our business generally. Our potential acquisitions, and other strategic transactions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, and/or amortization expenses, or impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or operating results.

Also, the anticipated benefits or value of our joint ventures, acquisitions, and other strategic transactions may not materialize.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected.

Our success is dependent in part on our ability to obtain patent protection in the United States and abroad for our first patent family that safeguards the proprietary technology and methods used in our key patent application, titled “Method for Screening IVF Embryos”. We have filed for patent protection in the United States as well as multiple other jurisdictions worldwide to ensure comprehensive protection of our technology. Our intellectual property strategy is to file new patent applications as next generation genetic testing products and technologies are developed. We believe that our ability to obtain patent protection in key markets for our technology is essential for maintaining our competitive edge. Failure to do so may impact our ability to experience broad acceptance in the marketplace for our products over those of our competitors, therefore reducing our ability to generate revenues and grow our business. Further, failure to obtain patent protection for our products will limit our ability to pursue damages for infringement of our proprietary rights against third parties. To date, we have fielded initial objections from the patent officer examiners regarding the inventiveness of the claims in our patent applications which are pending. Although we are working to address these issues, there can be no assurances any of our pending or future patent applications will be approved, or that we develop additional products or processes that are patentable.

Third parties may seek to challenge, invalidate, circumvent, render unenforceable, or seek ownership of any patents or proprietary rights owned by us. There can be no assurance that we will operate without infringing on the proprietary rights of third parties. If such challenges are successful, we may be unable to use or may need to limit the scope of our methods and technologies.

Our employees, consultants and advisors enter into confidentiality agreements with us that prohibit the disclosure or use of our confidential information. We also have entered into non-disclosure or confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. Despite these efforts, we cannot guarantee that we will be able to effectively enforce these agreements, or our confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information or that we can meaningfully protect our confidential information. Furthermore, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

Some countries in which we may sell our Panacea-GenomeScreen™ test or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States, Australia or European Union. Some legal principles remain unresolved in certain countries and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, Australia, the European Union, or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims may be highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States, Australia, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

We may also fail to take the required actions or pay the necessary fees to maintain our patents. Moreover, any of our pending applications may be subject to a third party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, IP Australia, as the patent and trade mark office in Australia and/or any patents issuing thereon may become involved in opposition, derivation, re-examination, inter parties review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States, Australia or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future drug candidates.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States, the European Union, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Obtaining and maintaining our patent protection in jurisdictions where we have sought patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, IP Australia as the patent and trademark office in Australia and various government patent agencies in other jurisdictions. over the lifetime of our and our licensors’ patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process and after patent issuance. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market in that jurisdiction with similar or identical products or technology, which could have a material adverse effect on our business, competitive position, financial condition, and results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, can be expensive or difficult to enforce, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to our products or utilize similar science or technology but that are not covered by the claims of the patents that we may own or license from our licensors or that incorporate certain research in our products that is in the public domain;

•	we might not have been the first to file patent applications covering our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities and then use the information learned from such activities to develop non-infringing competitive products for sale in our major commercial markets;

•

the patents of others may harm our business if, for example, we are found to have infringed those patents or if those patents serve as prior art to our patents which could potentially invalidate our patents; and

•

we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, which could ultimately result in public disclosure of the intellectual property if the third party’s patent application is published or issues to a patent, and may require us to obtain a license, which may not be available.

Should any of these events occur, they could have a material adverse effect on our business, competitive position, financial condition, and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

We collaborate with various organizations including IVF clinics and academic institutions on the advancement of our technology and we may, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into non-disclosure or confidentiality agreements and, if applicable, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as know-how and trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our ability to compete.

We may become involved in an intellectual property dispute that could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products, any of which could materially and adversely affect our business, competitive position, financial condition and results of operations.

Any potential litigation, whether or not successful, could result in substantial costs, divert the time and attention of our management and prevent us from selling our products. If a claim of patent infringement was decided against us, we could be required to, among other things:

•	pay substantial damages to the party making such claim;

•	stop selling, making, having made, or using products or services that incorporate the challenged intellectual property;

•

obtain from the holder of the infringed intellectual property right a license to sell, make or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or

•	redesign those products or services that incorporate such intellectual property.

Risks Relating to this Offering and the Trading Market

We will incur costs and be subject to various obligations as a result of being a public company in the United States.

We will incur significant legal, accounting and other expenses as a result of being a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. Although we are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and as such may elect to comply with certain reduced public company reporting requirements for so long as we remain qualified to do so, compliance with SEC and Nasdaq rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. Further, at such time as we are no longer an “emerging growth company”, we expect to incur significant increased expenses and devote substantial additional management effort toward ensuring compliance with the enhanced rules and regulations of the SEC. For example, as a public company we will be required to increase the number of independent directors and adopt policies regarding internal control and disclosure controls and procedures. We have also incurred additional costs in obtaining director and officer liability insurance. Also, being a public company may make it more difficult to find qualified persons to serve on our Board of Directors or as executive officers. We are not able to predict or estimate with any degree of certainly the amount of additional costs we may incur or the timing of these costs.

The need to maintain the corporate infrastructure demanded of a public company in the United States may divert management’s attention from implementing our growth strategy.

Our management team and board of directors control a significant percentage of our Ordinary Shares and two other shareholders also own a significant percentage of our Ordinary Shares.

As of June 30, 2024, members of our management team and directors beneficially own approximately [*]% of our outstanding Ordinary Shares. In addition, as of June 30, 2024, two other shareholders own, in the aggregate, approximately [*]% of our outstanding Ordinary Shares. Following this offering, management, our directors and these two other shareholders will own in the aggregate, approximately [88.51]% of our outstanding Ordinary Shares. As a result, these shareholders will have the ability to control substantially most matters submitted to our shareholders for approval including:

•	election of our board of directors;

•	removal of any of our directors;

•	amendment of the Constitution; and

•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, the share ownership of management, our directors and the aforementioned shareholders may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our share price or prevent our shareholders from realizing a premium over our share price.

We are incorporated in Australia and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our Company was incorporated under the laws of Australia in January 2019 as a proprietary company limited by shares. We converted to an Australian public company limited by shares on February 9, 2024. Our corporate affairs pursuant to our Constitution are governed by the laws governing corporations incorporated in Australia, and specifically the Corporations Act 2001 (Cth), referred to herein as the Corporations Act. The rights of our shareholders and the responsibilities of the members of our board of directors under Australian law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have greater difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States. See “Description of Share Capital and Constitution” and “Comparison of Australian Corporations Act to Delaware General Corporation Law.”

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management.

Certain members of our senior management and our board of directors named in this prospectus are non- residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.

As a result, holders of the Ordinary Shares may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States.

We are subject to the laws of Australia, which differ in certain material respects from the laws of the United States.

As an Australia-incorporated company, we are required to comply with the laws of Australia, certain of which are capable of extra-territorial application, as well as our Constitution. The application of Australian law may in certain circumstances impose more stringent requirements on us, our shareholders, directors or officers than would otherwise be applicable to a U.S.-incorporated company.

Additionally, the corporate laws of Australia and of the United States differ in certain significant respects. As a result, the rights of our shareholders and the obligations of our directors and officers under Australian law are different from those applicable to a U.S.-incorporated company in several material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our significant shareholders than would otherwise apply to a U.S.-incorporated company.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in the Ordinary Shares.

We are incorporated as an Australian public company limited by shares. As a company organized under the laws of Australia we are subject to the takeover laws of Australia. Among other things, we are subject to the specific provisions of the Corporations Act applicable to public companies or disclosing entities. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect relevant interest in our issued voting shares if the acquisition of that relevant interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in the Ordinary Shares. This may have the ancillary effect of entrenching our board of directors, may deprive or limit our shareholders’ opportunity to sell their Ordinary Shares, and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution as well as the Corporations Act sets forth various rights and obligations that apply to us as an Australian public company and which may not apply to a U.S. corporation. These requirements may operate differently from those of many U.S. companies. You should carefully review the summary of these matters set forth under “Description of Share Capital and Constitution” as well as the Constitution, which is included as an exhibit to the registration statement of which this prospectus forms a part, prior to investing in the Ordinary Shares.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

Currently we report our financial statements under International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs). There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the elective disclosure of material information. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there is expected to be less publicly available information concerning our Company than there would be if we were not a foreign private issuer. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act. These exemptions and leniencies may reduce the protections you may otherwise have been eligible if you held common stock of a domestic U.S. issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq Capital Market, or Nasdaq, we will be subject to their corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Nomination and Remuneration committee, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of our board of directors are present. We may elect to follow home country practice in lieu of one or more of the Nasdaq corporate governance rules. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

In particular, we expect to follow home country law instead of Nasdaq practice regarding:

•

Nasdaq’s requirement that an issuer provide for a quorum for any meeting of the holders of Ordinary Shares, which quorum may not be less than 33⅓% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, the Constitution provides that two (2) shareholders present and entitled to vote on a resolution at the meeting shall constitute a quorum for a general meeting.

•

Nasdaq’s requirement that we establish a compensation committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that compensation be determined, or recommended to our board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on our board of directors. Instead, compensation of our directors and officers will be determined by our board of directors. Recommendations with respect to compensation may be made to the board of directors by our Nomination and Remuneration committee, but such committee could include non-independent directors as members. In compliance with our Constitution, the remuneration of non-executive directors will also be subject to a fee cap, which may only be increased by resolution passed at a meeting of shareholders.

•

Nasdaq’s requirement that we establish a nominating committee and that all members of such committee be “independent” as defined in the Nasdaq rules. Nasdaq rules would require that nominations be determined, or recommended to our board of directors for determination, either by a nominating committee comprised of independent directors or by a majority of the independent directors on our board of directors. As such, nominations of persons for election to our board of directors of Directors will be determined by our board of directors. Recommendations with respect to nomination may be made by our Nomination and Remuneration committee, but such committee could include non-independent directors as members.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2024. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. Immediately following the closing of this offering, approximately [*]% of our outstanding Ordinary Shares will likely be held by U.S. residents (assuming that all purchasers in this offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We cannot predict if investors will find the Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for the Ordinary Shares and the price of the Ordinary Shares may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of this offering occurs.

If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting in compliance with the requirements that will be applicable to us as a public company in the United States, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and our listing on Nasdaq Capital Market could be terminated.

As a public company in the United States, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq Capital Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by using the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that may be required to be included in our periodic reports filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Ordinary Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq Capital Market. We are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Ordinary Shares.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that, beginning with our annual report for the year ending June 30, 2024, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided to us by virtue of being a foreign private issuer and emerging growth company, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we lose our emerging growth company status.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We have commenced the process of reviewing and improving our internal controls over financial reporting for compliance with Section 404(a) of the Sarbanes Oxley Act. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors and employees, entail substantial costs in order to modify our existing accounting systems, take significant periods of time to complete, and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

As of the date of this prospectus, we have identified deficiencies in our internal controls that are deemed to be a material weakness. The matters involving internal controls and procedures that our management considered to be a material weakness under the standards of the United States Public Company Accounting Oversight Board (“PCAOB”) were (1) the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and (2) the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB. Consequently, we have determined there is a material weakness in our internal control over financial reporting.

Although this material weakness did not result in material adjustments to the financial statements, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls. We are still in the process of remediating these control weaknesses.

In order to remediate the identified material weaknesses, we have engaged an external professional services firm for CFO services, statutory and financial reporting services, accounting and financial management services, bookkeeping services and payroll processing, and company secretarial services. Additionally, we have formed an Audit and Risk Committee to assist the Board in overseeing, among other things, the integrity of the Company’s financial reporting, compliance with legal and regulatory requirements, the Company’s independent registered auditors’ qualifications and independence, the performance of the Company’s independent registered auditors, and the scope and adequacy of the Company’s internal audit function.

In addition, we plan to further remediate the identified material weaknesses by implementing the following controls:

•

Delegation of authority, documenting stringent controls throughout the business. This will be reviewed by the Board on an annual basis, or more frequently if there are significant changes in the business.

•	Upgrading our financial reporting close process. This process will include a monthly review process performed by both the CFO and CEO, and formal reporting to the Board.

•	Documenting our internal control policies and procedures and designing an education process for the entire Company to ensure policies and procedures are understood and adhered to by all.

•

Establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

In support of the above, we intend to enhance the finance and accounting function with additional key hires and consultants with relevant skills and continuing professional education of all staff.

If we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq Capital Market.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds that we receive from this offering, including for any of the purposes described in the section entitled “Use of Proceeds” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. We may spend or invest these funds in a way with which our shareholders disagree. Our failure to apply these funds effectively could harm our business and financial condition.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2023, we believe that we were not classified as a passive foreign investment company, or PFIC, for the taxable year ended June 30, 2023. However, there can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain grants or subsidies and whether such amounts will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. holder (as defined below in the section titled “Material United States Federal Income Tax and Australian Tax Considerations — Material United States Federal Income Tax Considerations”) holds the Ordinary Shares, we will continue to be treated as a PFIC with respect to such

U.S. holder in all succeeding years during which the U.S. holder owns the Ordinary Shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder is eligible to make and makes a mark-to-market election or makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds the Ordinary Shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Material United States Federal Income Tax and Australian Tax Considerations — Material United States Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of the Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the Ordinary Shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. While our group does not currently include any U.S. subsidiaries, if we form or acquire any U.S. subsidiaries in the future any of our current non‑U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the Ordinary Shares.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the Ordinary Shares.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum market capitalization requirement, minimum closing bid price requirement or corporate governance requirements Nasdaq may take steps to delist the Ordinary Shares. Such a delisting would likely have a negative effect on the price of the Ordinary Shares and would impair your ability to sell or purchase our Ordinary Shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of the Ordinary Shares. Failure to be listed on Nasdaq or other national securities exchange would impact our ability to issue additional securities for financing or other purposes. There can be no assurance we will be able to prevent the Ordinary Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Because there is no existing market for our Ordinary Shares, our initial public offering price may not be indicative of the market price of our Ordinary Shares after this offering, an active trading market in our Ordinary Shares may not develop or be sustained and the market price of our Ordinary Shares could fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there was no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may never develop following completion of this offering or, if developed, may not be sustained. Our initial public offering price has been determined through negotiation between us and the underwriter. This price may not reflect the market price of our Ordinary Shares following this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the Nasdaq. In addition, while we intend to apply to have our Ordinary Shares listed on Nasdaq, if Nasdaq does not approve the listing of our Ordinary Shares, we will not consummate this offering. There can be no assurance that our Ordinary Shares will be listed on Nasdaq. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our Ordinary Shares and may impair our ability to acquire or invest in other companies, products or technologies by using our Ordinary Shares as consideration.

In addition, the market price of our Ordinary Shares could fluctuate significantly as a result of a number of factors, including:

•	fluctuations in our financial performance;

•	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;

•	changes in financial estimates and recommendations by securities analysts following our Ordinary Shares or comparable companies;

•	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;

•	our ability to meet or exceed any future earnings guidance we may issue;

•	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements or implementation by our competitors or us of acquisitions, technological innovations, or other strategic actions by our competitors; or

•	trading volume of our Ordinary Shares or sales of shares by our management team, directors or principal shareholders.

These and other factors could limit or prevent investors from readily selling their Ordinary Shares or otherwise negatively affect the liquidity of our Ordinary Shares, and you could lose all or part of your investment.

The impact on holders of our Ordinary Shares of the issuance of additional securities by us.

We may issue additional securities in the future, including Ordinary Shares, and options, rights, warrants and other convertible securities for any purpose and for such consideration and on such terms and conditions we may determine appropriate or necessary, including securities with rights and privileges that are more favorable than the rights and privileges accorded the holders of our Ordinary Shares. Subject to the requirements of the Corporations Act, our board of directors will be able to determine the class, designations, preferences, rights and powers of any additional securities, including any rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Any future issuances of securities may dilute our existing shareholders and could cause a decline in the market price of our Ordinary Shares. Any such decline on the market price of our Ordinary Shares may impair of ability to raise additional capital when and if required.

Following our initial public offering, our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

Our Ordinary Shares may be subject to rapid and substantial price volatility following our initial public offering. Our relatively small anticipated public float may amplify the impact the actions taken by a few shareholders may have on the price of our Ordinary Shares, which may cause the price of our Ordinary Shares to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, holders of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

We are not likely to issue dividends for the foreseeable future.

We cannot assure you that our proposed operations will result in sufficient revenues to enable profitable operations or to generate positive cash flow. For the foreseeable future, we anticipate that we will use any funds available to finance our growth and that we will not pay cash dividends to shareholders. Unless we pay dividends, our shareholders will not be able to receive a return on their Ordinary Shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

[Our pre-IPO shareholders will be able to sell their shares after the completion of this offering, following the expiration of any applicable lock-up period, subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our Ordinary Shares.

Our directors, officers, and holders of 10% or greater of our issued and outstanding Ordinary Shares as of the date of this prospectus and each of the investors in our Pre-IPO Raise have agreed not to offer, sell, agree to sell, directly or indirectly, otherwise dispose of any Ordinary Shares for a period of up to [180] days from the date of the initial closing of this offering and each of the investors in our Pre-IPO Raise will agree to not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any of the Ordinary Shares that they issued in the Pre-IPO Raise for a period of up to [180] days from the date of the closing of this offering. See “Underwriting — Lock-Up Agreements.” These shares are not being registered in connection with this offering and are “restricted securities” within the meaning of Rule 144. Accordingly, our pre-IPO shareholders may be able to sell their Ordinary Shares subject to the restrictions of Rule 144, including satisfaction of the required holding period, following the expiration of the lock-up period. See “Shares Eligible for Future Sale” below. Because these pre-IPO shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144 following the expiration of that lock-up period, they may be more willing to accept a lower sales price than the IPO price, which could impact the trading price of our Ordinary Shares following the completion of the offering, to the detriment of participants in this offering.]

The offering price of the primary offering and resale offering could differ.

The offering price of our Ordinary Shares in the primary offering (the initial public offering) has been determined by negotiations between the Company and the underwriter based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The offering price in the primary offering bears no relationship to our assets, earnings or book value, or any other objective standard of value. [Additionally, the estimated offering price in the primary offering of US$[*] per share is higher than the price at which the selling shareholders acquired their shares ($[*] per share), and substantially higher than the prices the Company sold stock (US$0.72 to US$[1.88] per share, post-share split) in the last twelve (12) months (excluding the shares issued to selling shareholders). Our recent share issuances at prices substantially less than the primary offering price occurred while we were a non-publicly listed company, and the shares we issued in the last twelve (12) months (excluding the shares issued to selling shareholders) were subject to transfer restrictions imposed by the Securities Act of 1933, as amended, and by lock-up restrictions, whereas shares issued in the primary offering will be issued after we are a publicly listed company and will be issued without restriction.]

The selling shareholders may sell the resale shares at prevailing market prices or privately negotiated prices after close of the primary offering and listing of our Ordinary Shares on the Nasdaq Capital Market. Therefore, the offering prices of our Ordinary Shares in the primary offering and the resale offering could differ. As a result, purchasers in the resale offering could pay more or less than the offering price in the primary offering.

The resale by the selling shareholders may cause the market price of our Ordinary Shares to decline.

The resale of shares of our Ordinary Shares by the selling shareholders in the resale offering could result in resales of our Ordinary Shares by our other shareholders concerned about selling volume. In addition, the resale by the selling shareholders after expiration of the lock-up period could have the effect of depressing the market price for our Ordinary Shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Ordinary Shares could be negatively affected.

Any trading market for our Ordinary Shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Ordinary Shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our Ordinary Shares could be negatively affected.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “may,” “will,” “would,” “should,” “could,” “continue,” “predict,” “potential,” “seek” or the negative versions of these words and other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive approximately US$[*] of net proceeds in this offering based on an initial public offering price of US$[*] per share from the sale of [*] Ordinary Shares, after deducting the underwriting discounts and commissions and estimated offering expenses of approximately US$[*] million payable by us [and assuming no exercise of the underwriter’s over-allotment option. If the underwriter’s over-allotment option is exercised in full, our net proceeds will be approximately US$[*]].

The underwriter has a warrant to purchase up to [*] additional Ordinary Shares at 110% of the public offering price within five (5) years after the date of this prospectus. Exercise by the underwriter of this warrant in full would result in additional net proceeds to us of approximately US$[*].

We intend to use the net proceeds we receive from this offering as follows:

•	Repayment of the accrued interest outstanding of approximately US$[*] on the Promissory Notes;

•

Approximately US$[*] to support and grow our United States operations, including the expansion of our database curator scientist staff for scaling up operations, implementation of new software (enterprise scale LIMS and EMS), and employment of additional managers;

•

Approximately US$[*] to support proposed Progenesis growth and expansion opportunity, including additional validation and verification of analysis pipelines for clinic onboarding, a novel use case scenario workups/feasibility study, co-marketing with Progenesis for Panacea-GenomeScreen™ PGT-WGS and Couplet-GenomeScreen™, and integration costs with the Progenesis EMS;

•	Approximately US$[*] is to be used as general working capital and for general corporate purposes.

The foregoing is set forth based on the order of priority for each purpose and represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results of our sales, any collaborations that we may enter into with third parties for our products and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We will pay all of our own expenses and certain expenses of the underwriter related to this offering. See “Underwriting”.

DIVIDEND POLICY

We have never declared or paid cash dividends on our Ordinary Shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2023 on an:

•	actual basis;

•

on a pro forma basis to give effect to the (i) issuance of an additional 176,036 Ordinary Shares in the Pre-IPO Raise in June 2024 (post-share split), and (ii) the issuance of [*] Ordinary Shares to the holders of the Promissory Notes on the date of this prospectus;

•

on a pro forma as adjusted basis to give further effect to) the issuance and sale of [*] Ordinary Shares in this offering at the initial public offering price of US$[*] per Ordinary Share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

CAPITALIZATION TABLE AS OF DECEMBER 31, 2023 ON ACTUAL PRO FORMA AND PRO FORMA AS ADJUSTED BASIS: US$

Adjustments to December 31, 2023
Actual historical

	Actual	Pro-Forma	Pro-Forma as Adjusted
	US$	US$	US$
Cash and cash equivalents	441,527	[*]	[*]

Indebtedness:
Promissory notes	611,676	([*])	-
Total Indebtedness

Shareholders' equity
Issued capital	1,302,906	[*]	[*]
Reserves	34,491	-	[*]
Accumulated losses	(1,593,438)	([*])	([*])
Total shareholders’ equity	(256,041)	[*]	[*]

(1)

Fees payable to the underwriter, conditional upon closing of this offering include warrants to purchase [*] Ordinary Shares at US$[*] per share plus US$[*] cash. Ordinary Shares issued to the underwriter have nil effect as they are considered costs of raising capital.

(2)	Pro-Forma includes capital raised in the Pre-IPO Raise and upon the issuance of shares to the Noteholders.
(3)	IPO funding round-issue of [*] Ordinary Shares to raise US$[*] before costs and expenses of this offering:

Issue proceeds*	US$	[*]
Estimated offering costs and expenses**	US$	[(*)]
Net proceeds	US$	[*]

* - Assumes no additional share issues above approximately US$[*] million capital raise target.

** - This does not include underwriter fees and expenses in relation to this offering, including the SEC registration fee, Nasdaq Capital Market listing fee, FINRA filing fee, legal fees, accounting fees, printing and engraving, transfer agent fees.

***-- The table and discussion above give effect to the share split of four and one-half (4.5) for every one (1) of our Ordinary Shares which became effective on July 1, 2024.

DILUTION

If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the public offering price per Ordinary Share is in excess of the net tangible book value per Ordinary Share.

Our net tangible book value deficit was approximately US$256,041 or approximately (US$0.174) per Ordinary Share as of December 31, 2023. Our book value represents the amount of our total assets (since we have no intangible assets), less the amount of our total liabilities and our book value per Ordinary Share is determined by the book value divided by the total number of Ordinary Shares.

After giving effect to our sale of the Ordinary Shares issued per the above table at the assumed offering price of US$[*] per share, after deducting the estimated underwriting discounts and the estimate offering expenses payable by us, our pro forma adjusted net tangible book value as of December 31, 2023 would have been approximately US$[*] million or approximately US$ per Ordinary Share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per ordinary share. This excludes any Ordinary Shares issuable to Noteholders on the date or pricing this offering and exclude warrants issued to the underwriter as consideration for capital raising and underwriting services.

As of December 31, 2023 US$ per Ordinary Share
Assumed initial public offering price per Ordinary Share	US$
Historical net tangible book value (deficit) per Ordinary Share as of December 31, 2023 (post share split)	US$	(0.04)
Increase in net tangible book value per Ordinary Share attributed to investors purchasing Ordinary Shares in this offering	US$
As adjusted net tangible book value per Ordinary Share after this Offering	US$
Dilution in net tangible book value per Ordinary Share to investors in this offering	US$
Percentage of dilution per ordinary share to new investors		%

Each US$1.00 increase or decrease in a public offering price of US$[*] per share after deducting underwriting discounts, commissions and estimated offering expenses payable by us would increase or decrease the net tangible book value per Ordinary Share by US$[*] per Ordinary Share, assuming no changes to the maximum amount raised by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders as of December 31, 2023 and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration and the average price per share: (1) paid to us by existing shareholders; and (2) to be paid by new investors acquiring our Ordinary Shares in this offering at an initial public offering price of US$[*] per Ordinary Share, before deducting underwriting discounts, commissions and estimated offering expenses payable by us. The total number of Ordinary Shares does not include Ordinary Shares issuable pursuant to the exercise of the overallotment option granted to the underwriter, nor any shares issuable to the Noteholders on the date of this prospectus.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share
	Number	Percent	Amount	Percent	Share

Existing shareholders
Purchasers of Ordinary Shares
Total

*	Total consideration value excludes Pre-IPO share issuance costs and excludes any shares issuable to the Noteholders on the date of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectus. This discussion and analysis contain forward-looking statements reflecting our management’s current expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of events may differ materially from those described in or implied by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this prospectus particularly in the Section entitled “Risk Factors”.

Background

The Company was incorporated as a proprietary company limited by shares under the laws of Australia in January 2019. The name of the Company was changed from GenEmbryomics Pty Ltd to GenEmbryomics Limited upon conversion into a public company on February 9, 2024. The registered office and principal place of business of the Company is Level 14, Australia Square, 264-278 George Street, Sydney NSW 2000, Australia.

The Company presents and reports its financial statements in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs) and in United States Dollars (US$), its presentation currency. The Company's functional currency is the Australian Dollar ($AU).

Business Overview

We are a genomics-based company with a mission dedicated to empowering families to have healthy children by providing in-vitro fertilization (“IVF”) patients and providers unparalleled insights into an embryo's genetic disease. Our flagship test Panacea-GenomeScreen™ provides preimplantation genetic testing via whole genome sequencing (“PGT-WGS”) of individuals, couples and IVF embryos. Through our tests, which we intend to launch commercially in the second quarter of the fiscal year ended June 30, 2025, IVF clinics can gain an actionable genome report screen for over 3,200 severe and fatal genetic diseases, enabling deeper understanding and greater confidence by clinicians and patients undertaking fertility treatments. Prospective parents will be able to access the information provided through PGT-WGS reports provided through our proprietary artificial intelligence platform to choose the healthiest start for future generations. We are developing a global laboratory network with outsourcing partnerships in the US and proposed partnerships in Europe, Latin America and India. Panacea-GenomeScreen™ will be offered as a one-stop shop for IVF genome screening service with options for licensing flexibility. We are currently licensing in partnership with Illumina Inc. on AI-cloud interface.

In the year ended June 30, 2023, we were focused on completing the initial analytical validation of our Panacea-GenomeScreen™ PGT-WGS test. During this period, we did not process any commercial tests. Instead, we actively engaged with potential partner IVF clinics and obtained five Letters of Intent (“LOIs”). These LOIs laid the groundwork for the development of our Early Adopter Agreements (“EAAs”), which subsequently led to the establishment of a Memorandum of Understanding (“MoU”) with a key partner, Progenesis. To date, we have signed three EAAs with partner IVF clinics. The EAAs and MoU form the foundation for our future commercial testing services and help us foster relationships with key opinion leaders and early adopters in the IVF community.

Financial Outlook

Revenues

We intend to initially generate revenue from the sale of our genetic testing services, primarily from the sale of our Panacea-GenomeScreen™ test. We have adopted a fixed fee pricing model for our tests, which is payable by the IVF clinic within 30 days of receiving the test report. We will recognize revenue upon delivery of the test report to the prescribing physician or clinic based on the agreed-upon fixed fee, less any contractual or other adjustments. In all other situations, as we do not have a fixed determinable price, we are not able to determine the price for our test and instead will recognize revenue when cash is received.

Our ability to increase revenues will depend on our ability to: (i) penetrate US domestic and international markets; (ii) maintain clearance for testing from health agencies; (iii) convert Early Adopter Agreements with IVF clinics into recurring revenue at higher margins; (iv) invest in advertising/marketing; (v) employ additional variant curators to process genetic tests; (vi) expand sales force contacts to cover most US IVF clinics and (vii) develop sales and a network of outsourced test processing facilities in international markets.

Operating expenses

The Company’s focus has been on research and development, with our operating expenses being made up of corporate and administrative expenses together with research and development expenses.

Our research and development expenses consist of (i) salaries for research and development staff and consultants, including employee benefits; (ii) expenses paid to contracted partners for product testing, validation and pre-clinical studies; and (iii) raw material expenses. The primary research on our first genetic test is complete and the Company is ready to begin rolling out the genetic test across the US and international markets. In parallel to our commercial preparations, we are actively engaged in research and development efforts to further enhance our PGT-WGS technology and expand its applications. We are currently conducting clinical trials in collaboration with leading IVF centers worldwide to validate the clinical utility and cost-effectiveness of our Panacea-GenomeScreen™ test. These trials will support our market entry and help demonstrate the value of our technology to the IVF community.

Our corporate and administrative expenses are primarily made up of staff and consultants’ salaries, employee benefits, professional fees for auditors, consultants and legal counsel and advertising and marketing expenses. Such expenses have been incurred in the process of becoming an Australian public company and for this offering.

We expect our corporate and administrative expenses to increase through an increase in staffing expenses and employee benefits, legal and auditor professional fees, fees associated with stock exchange listing and SEC requirements, investor relations expenses and insurance.

As we have products and services ready for commercialization, the anticipated increase in staff expenses is necessary to prepare for full commercial operations, in particular around sales and marketing of our products and services. We also expect there to be an increase in business development related staff travel to IVF clinics throughout the U.S. and increased participation in IVF and fertility related conferences.

Results of Operations

Year ended June 30, 2023 compared to the Year ended June 30, 2022

The following table summarizes the results of operations for the years ended June 30, 2023 and 2022:

	Year ended June 30
	2023	2022
	US$	US$
General and administrative expenses	(267,070)	(117,346)
Employee benefits expense	(98,707)	-
Research and development expenses	(109,012)	(45,354)
Marketing expenses	(3,490)	(9,106)
Share based payments	(44,868)	(50,319)
Foreign currency losses	-	(1,483)
Loss before income tax	(523,147)	(223,578)
Income tax expense	-	-
Loss after income tax	(523,147)	(223,578)
Other comprehensive income
Exchange differences on translation of foreign operations	12,326	1,123
Total comprehensive income/(loss) for the year attributable to the owners of GenEmbryomics Pty Ltd	(510,821)	(222,455)

Research and development expenses

During the year ended June 30, 2023, research expenses increased by approximately 240% to $109,012 as compared to the previous year (2022: $45,354). The significant increase relates to an increase in research and laboratory costs.

Cash and cash equivalents

Cash and cash equivalents increased to $103,392 at June 30, 2023 ($60,704 at June 30, 2022). The increase is driven by capital raised and entering into the SAFE note agreement during the year.

Trade and other receivables

Trade and other receivables increased by $11,660 to $14,102 at June 30, 2023 compared to $2,442 at June 30, 2022.

Trade and Other payables

Trade and other payables increased by $42,811 to $112,343 at June 30, 2023 compared to $69,532 as at June 30, 2022, primarily attributable to accruals for audit fees and wages payable.

Borrowings (current and non-current)

Borrowings at June 30, 2023 stand at Nil as the previous year’s borrowings were repaid during the year.

General and administrative expenses (in US$)

During the year ended June 30, 2023, the Company experienced an increase in its general and administrative expenses by $149,724.

	Year ended June 30
	2023	2022
	US$	US$
Audit fees	33,618	39,880
Consulting fees	57,700	40,022
Legal fees	21,778	7,711
Public and investor relations	57,728	3,677
Software and IT	19,291	8,079
Travel	46,091	45
Website	9,135	9,561
Other expenses	21,729	8,361
Total general and administrative expenses	267,070	117,346

Significant increase in general and administrative expenses during the year ended June 30, 2023, were based on the following areas:

(i)	Public and investor relation expenditure which increased by $54,051 due to increased activities in this area to assist raising capital;

(ii)	Travel expenditure which increased by $46,046 as there was a need for site visits throughout the year;

(iii)	Legal fees which increased by $14,067 as the Company had increased its activities during the year and required legal advice on matters such as employment and contracts; and

(iv)	Consulting fees which increased by $17,678 as a result of the Company increasing its operations.

Six Month Period ended December 31, 2023 compared to the Six-Month Period ended December 31, 2022

The following table summarizes the results of operations for the six-month periods ended December 31, 2023 and 2022:

	Period ended December 31
	2023 US$	2022 US$
Revenue	-	-

Research and development tax incentive	50,278	-

General and administrative expenses	(258,834)	(98,890)
Employee benefits expense	(171,826)	(20,005)
Research and development expenses	(79,343)	(35,371)
Marketing expenses	(82)	(1,786)
Share based payments	(317,150)	(22,680)
Foreign currency gains/(losses)	7,475	-
Finance costs	(75,524)	-
Loss before income tax	(846,006)	(178,732)
Income tax expense	-	-
Loss after income tax	(846,006)	(178,732)
Other comprehensive income
Exchange differences on translation of foreign operations	21,051	9,365
Total comprehensive income/(loss) for the year attributable to the owners of the Company	(824,955)	(169,367)

Research and development expenses

For the six months ended December 31, 2023, research and development expenses increased by approximately 124% to $79,343, as compared to the previous period ($35,371 at December 31, 2022). The increase relates to the growth in research and development activities during the period.

Cash and cash equivalents

For the six months ended December 31, 2023, cash and cash equivalents increased by $338,135 to $441,527 (June 30, 2023 was $103,392) as a result of the receipt of funds from the issuance of shares and promissory notes to investors.

Trade and other receivables

For the six months ended December 31, 2023, trade and other receivables was $64,930, which was an increase of $50,828 when compared to the year ended June 30, 2023 ($14,102) due to an increase in the research and development tax incentive due to the Company.

Trade and other payables

For the six months ended December 31, 2023, trade and other payables increased by $122,757 when compared to the year ended June 30, 2023 ($112,343) primarily due to increased trade payables for research and development and expanding the Company’s operations.

Other income

For the six months ended December 31, 2023, other revenue comprised a research and development tax incentive of $50,278, an increase of $50,278 over the corresponding period ended December 31, 2022 ($0) due to receipt of revenue from the research & development tax incentive.

The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, which provides for the R&D tax offset income being recognized when there is reasonable assurance that it will be received. It is recognized in the statement of comprehensive income in the same period that the related costs are recognized as expenses and relates to refundable amounts on approved expenses.

General and administrative expenses (in US$)

During the period ended December 31, 2023, the Company incurred an additional $159,944 in general and administrative expenses.

	Period ended December 31
	2023 US$	2022 US$
Audit fees	25,678	-
Consulting fees	30,944	27,675
Legal fees	92,964	9,986
Public and investor relations	28,648	24,476
Software and IT	15,092	14,240
Travel	19,799	15,939
Website	12,619	3,794
Other expenses	33,090	2,780
Total general and administrative expenses	258,834	98,890

The $159,944 increase in general and administrative expenses during the period ended December 31, 2023 was predominantly due to:

(i)	Legal fees which increased by $82,978 as the Company had increased its activities during the period and required legal advice on matters such as employment and contracts.

(ii)	Audit fees which increased by $25,678 as the Company was required to audit its financial statements to prepare for this offering.

Liquidity and Capital Resources

The following table summarizes our changes in working capital from June 30, 2023 to December 31, 2023:

	December 31 2023 US$	June 30 2023 US$	Change US$
Current Assets	601,914	151,092	450,822
Current Liabilities	857,095	117,057	(740,038)
Working Capital	(255,181)	34,035	(289,216)

As at December 31, 2023, there is a deficit of current assets over current liabilities of $255,181 compared to a surplus of current assets over current liabilities of $34,035 at June 30, 2023, representing a decrease of $289,216. Since December 31, 2023, the Company has raised approximately $220,000 through the issuance of ordinary share capital. Further, we believe that we will be able to raise additional funds to meet short-term obligations as they arise.

The following table summarizes our changes in working capital from June 30, 2022 to June 30, 2023:

	June 30 2023 US$	June 30 2022 US$	Change US$
Current Assets	151,092	80,266	70,826
Current Liabilities	(117,057)	(70,979)	(46,078)
Working Capital	34,035	9,287	24,748

As at June 30, 2023, the Company had net current assets of $34,035 compared to $9,287 at June 30, 2022. We believe that we will be able to meet our short-term obligations as they come due.

Years ended June 30, 2023 and 2022

The following table sets out information as to cash flow for the years ended June 30, 2023 and 2022:

	Year ended June 30
	2023 US$	2022 US$
Net cash (used in) operating activities	(458,723)	(121,765)
Net cash from investing activities	-	-
Net cash from financing activities	489,710	180,988
Net cash inflow/ (outflow)	30,987	59,223
Effects of exchange rate changes on cash and cash equivalents	11,701	(553)
Net increase/(decrease) in cash and cash equivalents	42,688	58,670

For the year ended June 30, 2023, net cash used in operating activities was $458,723 relative to $121,765 for the previous year, registering a significant increase of $336,958. The significant increase in cash used in operating activity is primarily attributable to significant increases in payments to suppliers as the Company grew in scale.

For the year ended June 30, 2023, net cash from financing activities was $489,710 compared to $180,988 at June 30, 2022 thus registering a significant increase over the same period last year as the Company looked to raise capital to fund its operations.

Six months ended December 31, 2023 and 2022

The following table sets out information as to cash flow information for the six-month periods ended December 31, 2023 and December 31, 2022:

	Period ended December 31
	2023 US$	2022 US$
Net cash (used in) operating activities	(418,774)	(150,253)
Net cash from investing activities	-	-
Net cash from financing activities	772,104	495,510
Net cash inflow/ (outflow)	353,330	345,257
Effects of exchange rate changes on cash and cash equivalents	(15,195)	4,746
Net increase/(decrease) in cash and cash equivalents	338,135	350,003

At December 31, 2023, we had cash and cash equivalents of $441,527 compared to $103,392 at June 30, 2023, representing an increase in cash and cash equivalents of $338,135. The increase in cash and cash equivalents is predominantly due to the following activities proceeds from the issuance of promissory notes and issuance of shares.

For the period ended December 31, 2023, net cash from financing activities was $772,104 compared to $495,510 at December 31, 2022, an increase of $276,594. The difference is predominantly due to the proceeds from the issuance of promissory notes and issuance of shares.

For the period ended December 31, 2023, the difference in the effects of exchange rate changes on cash and cash equivalents was due to movements in US$/AU$ exchange rates and amounts held in foreign currencies.

Promissory Notes

Between July 26, 2023 and August 29, 2023, the Company entered into securities purchase agreements for the issuance of original issue discount promissory notes to eight purchasers (each a “Noteholder” and collectively the “Noteholders”). The Company received US$600,000 from the Noteholders in exchange for promissory notes with a total face value (also referred to as the principal) of US$666,666.65 (the “Promissory Notes”) representing a 10% original issue discount. The Promissory Notes do not have a conversion feature.  Under the Promissory Notes, interest accrues daily on the outstanding principal amount of the Promissory Notes at the rate of 10% per annum calculated on the basis of a 360-day year, increasing to 15% on a breach or default under the Promissory Notes. The maturity date of the Promissory Notes is the earlier of the first anniversary of the issuance thereof and the date of the Company’s closing of its initial public offering or such earlier date as the Promissory Notes are required or permitted to be repaid as provided in such Promissory Notes.   In addition, in the event of a breach or default under the Promissory Notes, the Noteholders are entitled to receive additional Ordinary Shares in repayment of the Promissory Notes equal to US $500 per day, based on the initial public offering price of the Ordinary Shares.

The Company was unable to repay the Promissory Notes when due. In connection with this offering, each Noteholder has agreed to waive such default and extend the maturity date of his or its Promissory Note to a date that is eighteen months from the date of issuance of such Promissory Note. As a condition to such extension, the interest rate on the Promissory Notes will increase to 15% per annum, from the date the Notes were originally due.

The principal amount of such Promissory Notes will be repaid by the Company on the date of this prospectus by the delivery of Ordinary Shares to the Noteholders in an amount equal to 100% of the face value of the principal amount of his or its Promissory Notes, based on the initial public offering price of the Ordinary Shares. The interest accrued on the outstanding principal amount of the Promissory Notes will be repaid by the Company to the Noteholders on the closing of this offering, in cash. At the offering price of US$[*], the Company is expected to issue an aggregate of [*] Ordinary Shares to the holders of the Promissory Notes.

All of the Ordinary Shares issued to the Noteholders are being registered for sale on this Registration Statement, will be listed on Nasdaq and will be DTC eligible.

In addition, the Noteholders have the right to purchase in the aggregate 20% of the shares issued in this offering on a pro rata basis based on the principal amount of each Noteholder’s Promissory Note.  If a Noteholder does not participate or does not participate in its full share of the offering amount, such unpurchased amount shall first be offered to the other Noteholders ratably.

Critical Accounting Estimates and Judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next fiscal year are discussed below.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is based on the best estimate based on previous capital raisings. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

R&D tax incentive income accrual

The Company’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured.

Judgement is applied to each transaction the Company incurs in each fiscal year by determining a percentage of each transaction that relates to R&D. R&D income is determined using eligibility criteria and percentages of eligibility estimated by management. These estimated eligibility percentages determine the base for which the R&D tax rebate is calculated and therefore is subject to a degree of uncertainty.

Intangible assets

The Company has no intangible assets at the date of this prospectus.

Employee benefits provision

As discussed in Note 3 of the Notes to the June 30, 2023 financial statements elsewhere herein, the liability for employee benefits expected to be settled more than 12 months from the reporting date is recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, the Company has considered the estimates of attrition rates and pay increases through promotion and inflation.

Going Concern

The Company anticipates incurring operating losses and does not expect to generate positive cash flows from operating activities and may continue to incur operating losses until it completes the development of its products and begins to market such products.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise a substantial doubt about its ability to continue as going concern within one year after the date of release of the financial statements for the six months ended June 20, 2023. The Company has considered the following conditions and events: the Company does not have sufficient funds to meeting its working capital needs for its research programs and to commence and continue its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date the Company’s June 30, 2023 financial statements. Accordingly, the Company will be required to raise additional funds during the next 12 months. The Company is currently evaluating raising additional funds through private placements and/or public equity financing such as this offering. However, there can be no assurance that such financing will be available on terms which are favorable to the Company, or at all. If the Company is unable to raise additional funding to meet its working capital needs in the future, it will be forced to delay or reduce the scope of its research programs and/or limit or cease its operations. In addition, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern unless it can successfully raise additional capital.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

For the six months ended December 31, 2023, the Company incurred a net loss of $846,006 compared to $178,732 at December 31, 2022 and had net liabilities of $256,041 as at December 31, 2023 compared to net liabilities of $231,334 at December 31, 2022.

The ability for the Company to continue as a going concern is principally dependent upon one or both of the following conditions: the ability of the Company to raise sufficient capital, and the successful completion of this offering.

These conditions give rise to a material uncertainty, which may cast significant doubt over the Company’s ability to continue as a going concern. Should we not complete this offering and raise a sufficient amount of proceeds to operate our business, or raise additional alternate financing, we may be unable to discharge our liabilities in the normal course of business to continue our operations.

The following matters have been considered by our Directors in determining the appropriateness of the going concern basis of preparation:

•	The Company has successfully raised approximately US$0.67 million in FY2024 and subsequent to December 31, 2023 completed a capital raise of US$0.33 million,

•	The Company plans to raise approximately US$[*] in this offering, and

•

The Company can scale down its operations sufficiently should the above not occur, including reducing corporate and administration expenditure and reducing the number of consultants engaged by the Company.

Based on the above, the Directors are satisfied that the Company has access to sufficient sources of funding to meet its commitments over the next 12 months, and for that reason the financial statements have been prepared on the basis that the Company is a going concern.

BUSINESS

Company Snapshot

GenEmbryomics seeks to revolutionize the in vitro fertilization (IVF) and genomics industries through the development and commercialization of advanced preimplantation genetic testing (PGT) solutions. Our proprietary PGT-WGS (whole genome sequencing) technology offers unprecedented insight into the genetic health of embryos, empowering fertility clinics and patients to make informed decisions and improve IVF outcomes.

Our flagship product, the Panacea-GenomeScreen™ PGT-WGS test, provides in a single test the screening of embryos for over 3,200 genetic early-in-life onset, life-threatening and fatal genetic disorders, chromosomal abnormalities, and other genetic factors that can impact implantation success, pregnancy viability and embryo long-term health. Panacea-GenomeScreen™ uses whole genome sequencing and AI-driven data analysis, setting a new standard of care in PGT and expanding access to cutting-edge genomics technologies.

With our recently established strategic partnership with Progenesis, a leading provider of PGT services, we are poised to introduce our PGT-WGS platform in key markets across the United States and beyond.

Our primary business objectives are to establish our Company as the go-to partner for genomic testing solutions in the IVF industry, driving innovation in reproductive healthcare, and ultimately helping more families achieve their dreams of having healthy babies.

Industry Overview

Growth in Next Generation Sequencing and Genetic Testing

In the evolving landscape of healthcare, human DNA analysis is increasingly recognized as a cornerstone of modern medical practice. This foundational knowledge has the potential to usher in transformative improvements in health outcomes and to enable substantial cost savings in healthcare through personalized preventive measures.

The power of genetic testing lies in its capacity to detect the risk of certain disease development early, accurately, and cost-effectively. The findings can profoundly affect the lives of millions, paving the way for early interventions that could save billions in healthcare spending. The advent of next-generation sequencing (“NGS”) technologies has been instrumental, revealing invaluable insights into the genomics of diseases and fostering the emergence of a new category of diagnostic tests that are fine-tuning patient care. The cost of sequencing a human genome has been declining over the past two decades.

Cost of Sequencing a Human Genome (National Human Genome Research Institute)

NGS technologies are revolutionizing our understanding of genetic diseases by enabling the parallel sequencing of millions of DNA fragments. The availability of genomic data through increased access to genetic testing has far-reaching implications for individuals. Access enables enhanced disease management and prevention as individuals and their medical providers can identify their susceptibility to genetic conditions and take appropriate health measures that are specific to the genetic makeup. The concept of personalized medicine, which tailors medical treatment to the individual characteristics of each patient based on their genetic profile, is a direct outcome of this data.

For individuals, genetic testing can provide insight into the risk of passing on inherited genetic conditions, allowing for informed family planning decisions. However, the increased availability of genetic data also raises significant privacy and ethical concerns, with the appropriate use and safeguarding of sensitive genetic information at the forefront of ongoing debates.

For couples planning to start a family, carrier testing provides information about the risk of transmitting genetic diseases to their children. Carrier screening determines whether an individual is a carrier for specific genetic disorders. These disorders are usually inherited in an autosomal recessive manner, meaning that a person must inherit two copies of the mutated gene, one from each parent, to exhibit symptoms of the disease. Carriers, who have only one copy of the mutated gene, typically do not show any symptoms but have a chance of passing the gene to their offspring. When both parents are carriers for the same genetic condition, their children have a 25% chance of inheriting the disease. This knowledge can empower individuals with options to make informed decisions about family planning. Decisions could range from proceeding with natural conception to considering assisted reproductive technologies such as IVF with preimplantation genetic testing (“PGT”), which can reduce the risk of conceiving a child with the known genetic condition. It is important to recognize that carrier screening has its limitations. While carrier screening is effective at identifying known genetic mutations that a person carries, it does not detect all genetic diseases. Particularly, it cannot predict new or de novo mutations that occur spontaneously in the egg or sperm, or during the early stages of fetal development, which are not present in the parents’ DNA. De novo mutations can lead to genetic disorders in a child even if the mutation is not found in the family history or carrier screen. Recent studies suggest that each individual carries approximately 60-100 new mutations that their parents did not have.6

Couples seeking assisted fertility, or infertile couples often turn to IVF as a means to conceive when other methods have not been successful. Infertility can result from a variety of issues affecting either partner, such as ovulatory disorders, tubal obstruction, endometriosis, poor semen quality, or unexplained reasons where the cause of infertility cannot be determined. IVF offers couples the chance to have a biological child; bypassing many of the common obstacles to natural conception. IVF has been a revolutionary medical procedure in reproductive medicine, with over 8 million IVF children born since its clinical introduction.7 The practice has seen widespread adoption, with more than 2.5 million IVF cycles performed annually around the globe, translating to up to 10 million PGT tests are conducted each year, indicating the procedure’s high utilization rate leading to over 500,000 deliveries each year.8

6A. Kong, M.L. Frigge, G. Masson, S. Besenbacher, P. Sulem, G. Magnusson, S.A. Gudjonsson, A. Sigurdsson, A. Jonasdottir, A. Jonasdottir, et al. Rate of de novo mutations and the importance of father’s age to disease risk Nature, 488 (2012), pp. 471-475; see also H. Jónsson, P. Sulem, B. Kehr, S. Kristmundsdottir, F. Zink, E. Hjartarson, M.T. Hardarson, K.E. Hjorleifsson, H.P. Eggertsson, S.A. Gudjonsson, et al. Parental influence on human germline de novo mutations in 1,548 trios from Iceland Nature, 549 (2017), pp. 519-522.
7 European Society of Human Reproduction and Embryology. More than 8 million babies born from IVF since the world's first in 1978. ScienceDaily. ScienceDaily, 3 July 2018. Available at: www.sciencedaily.com/releases/2018/07/180703084127.htm.
8 Editorial: Towards the global coverage of a unified registry of IVF outcomes, (2019), Reproductive BioMedicine Online, Vol 38(2), pp 133-137. Available at: https://www.rbmojournal.com/article/S1472-6483(18)30598-4pdf#:~:text=Today%2C%2040%20years%20after%20its,in%20over%20500%2C000%20deliveries%20annually.

Preimplantation Genetic Testing (“PGT”) has become an integral part of the IVF process for many couples. PGT is a genetic screening protocol performed on embryos before they are transferred to the uterus. The primary purpose of PGT is to analyse embryonic cells for genetic abnormalities that could affect the health and viability of a resulting pregnancy. One of the most common forms of PGT is PGT-A, which stands for Preimplantation Genetic Testing for Aneuploidies. Aneuploidies are abnormalities in the number of chromosomes—an example being Down syndrome, which is caused by an extra copy of chromosome 21. PGT-A is designed to enhance the likelihood of an ongoing pregnancy and live birth by ensuring that the embryo selected for transfer has the correct number of chromosomes. Chromosomal abnormalities are one of the leading causes of implantation failure and miscarriage in both natural and assisted pregnancies.9 By using PGT-A, embryologists can select embryos with a normal chromosomal profile, which significantly improves the chances of a successful implantation and a healthy pregnancy.

Traditional PGT methods like fluorescence in situ hybridization (“FISH”) or array comparative genomic hybridization (“aCGH”) only assess ploidy status and cannot provide single nucleotide variant detection across the genome. The introduction of NGS enabled development of Preimplantation Genetic Testing with Whole Genome Sequencing (“PGT-WGS”), which sequences the entire embryo genome after whole genome amplification (“WGA”).

PGT-WGS is a rapidly growing field within the reproductive technology industry. It combines the power of whole genome sequencing with preimplantation genetic testing to provide comprehensive genetic information about embryos before they are implanted during IVF procedures. PGT-WGS offers significant advancements in genetic screening, diagnosis, and selection of embryos, leading to improved success rates and healthier outcomes for couples undergoing fertility treatments.

As WGA and sequencing technologies continue to advance and become more cost-effective, it is expected that PGT-WGS will become more accessible to a broader range of patients. The integration of PGT-WGS with parental genetic information through linkage analysis has shown promise in improving the accuracy of detecting mendelian diseases, making PGT-WGS an increasingly valuable tool in reproductive genetics. Advancements in DNA amplification and NGS have improved the accuracy and reliability of PGT-WGS. Studies have demonstrated that modern DNA amplification methods yield DNA of quality comparable to genomic DNA, allowing for precise aneuploidy detection and the assessment of single-gene disorders, structural variants, and even mitochondrial DNA anomalies.10

PGT-WGS provides a comprehensive analysis of the entire genome, allowing for the detection of a wide range of genetic abnormalities. This analysis can increase the chances of successful pregnancies and reduce the risk of passing on hereditary diseases. The potential benefits of PGT-WGS may attract a significant market demand.

The potential market opportunity for PGT-WGS can be assessed by considering the overall growth and trends in the PGT-WGS markets, including:

•

The global preimplantation genetic testing market is projected to experience significant growth in terms of revenue. In 2023, the market was estimated to be worth US$0.7 billion, and it is expected to reach US$1.2 billion by 2028. This represents a compound annual growth rate (“CAGR”) of 11.4% from 2023 to 2028.[11]

9 Webster, A., & Schuh, M. (2017). Mechanisms of aneuploidy in human eggs. Trends in Cell Biology, 27(1), 55–68. https://doi.org/10.1016/j.tcb.2016.09.002; see also Franasiak, J. M., Alecsandru, D., Forman, E. J., Gemmell, L. C., Goldberg, J. M., Llarena, N., Margolis, C., Laven, J., Schoenmakers, S., & Seli, E. (2021). A review of the pathophysiology of recurrent implantation failure. Fertility and Sterility, 116(6), 1436–1448. https://doi.org/10.1016/j.fertnstert.2021.09.014.
10 Liu, W., Zhang, H., Hu, D., Lu, S., & Sun, X. (2017). The performance of MALBAC and MDA methods in the identification of concurrent mutations and aneuploidy screening to diagnose beta‐thalassaemia disorders at the single‐ and multiple‐cell levels. Journal of Clinical Laboratory Analysis, 32(2). https://doi.org/10.1002/jcla.22267; see also Borgström, E., Paterlini, M., Mold, J. E., Frisen, J., & Lundeberg, J. (2017). Comparison of whole genome amplification techniques for human single cell exome sequencing. PloS One, 12(2), e0171566. https://doi.org/10.1371/journal.pone.0171566.
11 Preimplantation genetic testing Market size and global industry Forecast 2028. Markets and Markets. https://www.marketsandmarkets.com/Market-Reports/preimplantation-genetic-testing-market-605.html.

•	The global market size of WGS was valued at US$5.5 billion in 2022 and is projected to reach US$30.1 billion by 2032, with a compound annual growth rate (CAGR) of 18.7% from 2023 to 2032.

•

The technology becomes more accessible and affordable. This trend is supported by the high CAGR in the broader WGS market, which indicates technological advancements and cost reductions that can trickle down to PGT-WGS.

•

The growth rate of the WGS market suggests that there will be a significant integration of WGS technology into the practice of PGT. As WGS becomes more standard and economically viable, it is likely to be adopted more widely within PGT protocols, thus expanding the PGT-WGS market segment.

•

The growth in the PGT market is partially driven by the increasing number of IVF procedures globally and the rising awareness of genetic testing, which in turn is fuelled by the desire to reduce the incidence of genetic disorders and improve IVF success rates.

•	As the market grows, there may be an improvement in insurance reimbursement policies for PGT-WGS, as well as more precise regulatory frameworks, which could further drive market expansion.

•

Continuous improvement in sequencing technology, data analytics, and bioinformatics will likely enhance the accuracy and efficiency of PGT-WGS, thereby increasing its attractiveness to patients and clinics.

•

High growth rates in PGT and WGS markets indicate that there will be geographic expansion, with countries that currently have lower adoption rates beginning to utilize these technologies more extensively.

Company History

GenEmbryomics was founded in January 2019 by Dr. Nicholas Murphy, but the groundwork for the Company’s technology began over a decade earlier. In 2016, Dr. Murphy published a seminal paper on the use of single chromosomes for perfect matching of immune systems in bone marrow transplant cases. This expertise in single chromosome analysis led Dr. Murphy to collaborate with Melbourne IVF (Virtus Group, Australia) on detecting de novo mutations in families requiring preimplantation genetic testing (PGT). During this time, Dr. Murphy identified several limitations and opportunities in the PGT field that could be addressed by applying clinical whole-genome sequencing. These included the high cost of PGT-A (aneuploidy screening), the inappropriateness of the term “preimplantation genetic testing” for only chromosome copy-number screening, the occurrence of genetic diseases in IVF-conceived and PGT-A tested live births, the potential for preventing fertility fraud, improving PGT accuracy, understanding infertility aetiology, and the importance of pharmacogenetics in IVF success.

In 2022, Prof. Santiago Munne joined the Company as advisor to the board of director and was appointed as a non-executive director in January 2024. With the benefit of Prof. Munne’s expertise in the PGT industry, starting in 2022, the Company concentrated on refining the PGT-WGS test Panacea-GenomeScreen™ for clinical rollout through validation studies and partnerships with labs for acquiring validation samples and potential clients. In 2023, the Company entered into a strategic partnership with Progenesis to introduce our PGT-WGS platform in key markets across the United States and beyond. We believe that this strategic partnership will be crucial in advancing the Company’s technology and positioning us for success upon entry into the PGT market.

On February 9, 2024, we changed our Company type from a proprietary company limited by shares to a public company limited by shares with the Australian Securities and Investments Commission. Our name was changed from GenEmbryomics Pty Ltd to GenEmbryomics Limited simultaneously with the conversion to a public company. As a result of the conversion from a proprietary company limited by shares to a public company limited by shares, we are no longer subject to a limit on the number of shareholders that we may have and we can raise funds from the general public.

Financing

We have been funded since inception through a combination of equity contributions, convertible securities, promissory notes and Australian government research and development tax incentives.

In connection with founding in January 2019, the Company received equity contributions from friends and family. In 2021, the Company joined the 6th Cohort of the MedTech Actuator, an Australian startup incubator, receiving investments from the Medtech Actuator and Artesian MedTech Pty Ltd. In 2022, it received an investment from Homu Investis S.L.

The Company’s research and development (“R&D”) activities are eligible under an Australian government tax incentive for eligible expenditure in Australia. Our management has assessed these R&D activities and expenditure to determine eligibility under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For research completed in the year ended 30 June 2023, we received A$58,542.

Between July 26, 2023 and August 29, 2023, the Company entered into securities purchase agreements for the issuance of original issue discount promissory notes to eight purchasers (each a “Noteholder” and collectively the “Noteholders”). The Company received US$600,000 from the Noteholders in exchange for promissory notes with a total face value (also referred to as the principal) of US$666,666.65 (the “Promissory Notes”) representing a 10% original issue discount. The Promissory Notes do not have a conversion feature.  Under the Promissory Notes, interest accrues daily on the outstanding principal amount of the Promissory Notes at the rate of 10% per annum calculated on the basis of a 360-day year, increasing to 15% on a breach or default under the Promissory Notes. The maturity date of the Promissory Notes is the earlier of the first anniversary of the issuance thereof and the date of the Company’s closing of its initial public offering or such earlier date as the Promissory Notes are required or permitted to be repaid as provided in such Promissory Notes.   In addition, in the event of a breach or default under the Promissory Notes, the Noteholders are entitled to receive additional Ordinary Shares in repayment of the Promissory Notes equal to US $500 per day, based on the initial public offering price of the Ordinary Shares.

The Company was unable to repay the Promissory Notes when due. In connection with this offering, each Noteholder has agreed to waive such default and extend the maturity date of his or its Promissory Note to a date that is eighteen months from the date of issuance of such Promissory Note. As a condition to such extension, the interest rate on the Promissory Notes will increase to 15% per annum, from the date the Notes were originally due.

The principal amount of such Promissory Notes will be repaid by the Company on the date of this prospectus by the delivery of Ordinary Shares to the Noteholders in an amount equal to 100% of the face value of the principal amount of his or its Promissory Notes, based on the initial public offering price of the Ordinary Shares. The interest accrued on the outstanding principal amount of the Promissory Notes will be repaid by the Company to the Noteholders on the closing of this offering, in cash. At the offering price of US$[*], the Company is expected to issue an aggregate of [*] Ordinary Shares to the holders of the Promissory Notes.

All of the Ordinary Shares issued to the Noteholders are being registered for sale on this Registration Statement, will be listed on Nasdaq and will be DTC eligible.

In addition, the Noteholders have the right to purchase in the aggregate 20% of the shares issued in this offering on a pro rata basis based on the principal amount of each Noteholder’s Promissory Note.  If a Noteholder does not participate or does not participate in its full share of the offering amount, such unpurchased amount shall first be offered to the other Noteholders ratably.

We intend to use the net proceeds we receive from this offering as follows: (i) to repay the accrued interest outstanding on the Promissory Notes; (ii) to support and grow our United States operations, including the expansion of our database curator scientist staff for scaling up operations, implementation of new software (enterprise scale LIMS and EMS), and employment of additional managers; (iii) to support the proposed Progenesis growth and expansion opportunity, including additional validation and verification of analysis pipelines for clinic onboarding, a novel use case scenario workups/feasibility study, co-marketing with Progenesis for Panacea-GenomeScreen™ PGT-WGS and Couplet-GenomeScreen™, and integration costs with the Progenesis EMS; and (iv) as general working capital and for general corporate purposes. See “Use of Proceeds”.

Operations

GenEmbryomics will offer preimplantation genetic testing services utilizing whole genome sequencing (PGT-WGS). We currently operate with a fully remote workforce, leveraging work-from-home arrangements and cloud-based analysis. This business operations structure allows the Company to recruit the best talent in variant curation and PGT scientists from around the world without geographical constraints. It also enables lower overhead costs compared to maintaining physical office spaces. Testing and laboratory operations will be carried out by the scientific team at Progenesis, the Company’s wet lab partner. The Company will focus on the data analysis and reporting aspects, with its Panacea-GenomeScreen™ bioinformatics pipeline leverages proprietary cloud-based algorithms for haplotyping and variant calling to provide the most comprehensive and accurate embryo genetic analysis and reporting.

We have been engaging in an active Early Adopter Agreement (EAA) promotion to establish IVF clinics as clients to service its PGT-A needs and integrate PGT-WGS into their fertility treatment workflows. The Company’s client services team, overseen by our Chief Operating Officer, handles clinic onboarding, sample logistics, and will oversee reporting of results.

For quality management, we intend to implement a robust quality management system in line with relevant regulations for genetic testing laboratories via the cloud-based Qualio Quality Management System. This effort is being spearheaded by our Quality Officer.

Products and Services

Our key product, Panacea-GenomeScreen™, utilizes whole-genome sequencing (WGS) to analyse the entire genome of couples, parents, and IVF embryos, enabling the detection of a wide range of genetic variants that could lead to severe or fatal genetic diseases. This advanced technology sets the Company apart from competitors who only test to detect aneuploidies (gain or loss of chromosomes) through less comprehensive methods. Our proprietary AI-powered platform and bioinformatics pipeline will be central to delivering these insights we anticipate that they will drive revenue through partnerships with IVF clinics worldwide.

Panacea-GenomeScreen™

Panacea-GenomeScreen™ represents the Company’s state-of-the-art genetic testing service, which brings future parents into a new era of reproductive health and planning. Our AI-powered platform provides whole-genome sequencing (WGS) of couples, parents, and IVF embryos, enabling life’s journey to be faced with deeper understanding and greater confidence. The test stands as the singularly superior test in the market for its utilization of Whole Genome Sequencing (WGS) to meticulously examine the entirety of an embryo’s DNA for significantly severe or fatal genetic diseases and implantation. Unlike its predecessors that focused on detecting aneuploidies alone (gain or loss of chromosomes), Panacea-GenomeScreen™ examines the entire genome to identify the complete genetic variants that could lead to known genetic disorders, providing the complete view of the embryo’s genetic health.

Panacea-GenomeScreen™ is characterized by its in-depth genetic analysis capabilities. It examines the full spectrum of the genome, revealing insights that traditional Preimplantation Genetic Testing for Aneuploidy (PGT-A) could not access. This includes not only commonly transmitted genetic variations but also rare and complex mutations that might predispose individuals to syndromic diseases or profoundly affect the quality of life. Panacea-GenomeScreen™ has been designed to detect the complete array of genetic mutations, providing a thorough screening that encompasses the full spectrum of known mutational types that can affect human health including; single nucleotide variants (SNVs), which are the most common type of genetic variation among people; small insertions and deletions (indels) which can disrupt or alter gene function; copy number variations (CNVs), where sections of the genome are duplicated or deleted, potentially leading to a variety of developmental and neurodevelopmental disorders; and more complex structural variations, such as inversions and translocations, which can have profound effects on gene regulation and expression and tandem repeat disorders. By capturing this catalogue of genetic alterations, Panacea-GenomeScreen™ offers the most comprehensive screening tool that can unveil hereditary conditions, and crucially, any de novo (new) mutations introduced at fertilization. This exhaustive scope of detection positions Panacea-GenomeScreen™ to be a leading force in the field of genomic medicine, providing critical information for informed reproductive decisions and future health management.

How It Works

The process begins with the collection of saliva from the parents, which is used to sequence their genomes to aid in the embryo genome sequencing. The embryos are created via standard in vitro fertilization (IVF), a biopsy is performed, and a small number of cells are carefully extracted for analysis without compromising the embryo’s development. A benefit of Panacea-GenomeScreen™ is that IVF embryos are also suitable for testing, avoiding the current limits of PGT which requires the embryos to be tested following intracytoplasmic sperm injection (ICSI). The DNA from both the parents and the embryo is then sequenced and analysed. Bioinformatics and variant prediction software are utilized to sort and prioritize variants using AI algorithms, identifying both inherited and de novo mutations. The genetic information of the embryo is cross-referenced with the genomic data of the parents to provide a comprehensive trio analysis that enhances the accuracy of the test. Panacea-GenomeScreen™ screens for over 2,500 genes known to be associated with the most severe diseases that are ethically acceptable for screening, based on a foundation of justified screening literature and evidence of track-record. This comprehensive screening includes a personalized analysis that accounts for ethnic and geographic diversity, detects fertility fraud, and consanguinity. Upon completion of the analysis by the Company, the embryo genome report is sent to the IVF clinic where the clinician conveys the findings to the patients and the embryology lab team facilitates the appropriate embryo transfer.

It is also important to underscore the ethical considerations and the need for thorough genetic counseling. The Company ensures that every step from the technology to the business has professional guidance from industry leaders within the Company and its boardroom, as well as consultants. Our team that analyses each case is led by PhD and MD qualified scientists who review each case in parallel with a case curation scientist. Although results are delivered to prospective parents by their clinician, we recommend genetic counselling to each prospective parent that utilises the Panacea-GenomeScreen™ test to ensure that they understand the results and are supported throughout their journey.

The Company invoices the clinic for the service, and in turn, the clinic invoices the patients.

In terms of market positioning, Panacea-GenomeScreen™ is set apart by its unparalleled precision and the depth of insight it offers into the embryo’s genetic health. This makes it an invaluable tool for parents concerned about the well-being of their potential children.

Business Model

Strategy & Growth Plan

GenEmbryomics is strategically positioned to launch its business and achieve significant revenue growth by harnessing the synergies of market penetration, innovation, reliability, and affordability. Through the utilization of state-of-the-art technology and a team of highly skilled professionals, we are on the cusp of delivering premier genomic testing services that are integral to the selection of genetically suitable embryos. We are positioning ourselves to be a leader in IVF genetic testing in the following manner:

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Ongoing focus on establishing and maintaining key relationships with genetic testing, manufacturing and software companies, to allow us to facilitate the delivery of our products and services in a commercially viable manner;

•	Promoting our products as superior to other methods of genomic sequencing and screening via direct sales via an Early Adopter Agreement with IVF clinics and physicians;

•	Sales and promotion with the PGT service company Progenesis Inc. with discounted outsourcing;

•	Custom-developed applications for both physicians and patients to track samples and receive results.

•	Developing our research and development partnerships;

•	Adopting and maintaining quality management systems to ensure the accuracy and reliability of our testing service; and

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Expanding our intellectual property portfolio by maintaining our 100%-owned U.S. patent application for Panacea-GenomeScreen™ (the subject of International Patent Application No. PCT/AU2020/051134), and working to have our additional pending patent applications inside and outside of the United States proceed towards allowance, and filing additional patent applications to protect our new discoveries. See “IP Registrations and Applications – Intellectual Property/Proprietary Technology – Patents.”

Key Relationships

Progenesis Inc.

GenEmbryomics has established a strategic partnership with Progenesis, a La Jolla, CA-based company specializing in non-invasive genetic tests and services for the in vitro fertilization (IVF) industry. Progenesis has a large IVF clinic client base across the US and a laboratory in La Jolla, California.

On March 18, 2024 we entered into a Memorandum of Understanding (MoU) with Progenesis. The MoU will remain in place for a period of 12 months from that date and includes the non-binding understandings and intentions of the parties; specific terms and conditions, including pricing and financial commitments, are to be set forth in a Heads of Agreement negotiated by the parties. Under the MoU, Progenesis intend to exclusively process all their Preimplantation Genetic Testing for Monogenic disorders (PGT-M) and Preimplantation Genetic Testing for Whole Genome Sequencing (PGT-WGS) samples using the GenEmbryomics platform. Additionally, Progenesis intends to make the GenEmbryomics platform available to all their clinics for Preimplantation Genetic Testing for Aneuploidy (PGT-A) samples. In the MoU, Progenesis has indicated a commitment to provide a minimum of 1,000 PGT samples (which after eliminating the aneuploid samples is about 400 cycles) to the Company in the first 12 months for processing as standard PGT-WGS cases. A commitment is also made to undertake joint marketing activities during the term of the MoU. This arrangement provides us with direct and indirect brand exposure to Progenesis’ IVF clinic client base and IVF patients.

The combination of Progenesis’ expertise in providing PGT-A testing and the Company’s comprehensive embryo test, Panacea-GenomeScreen™, creates a powerful synergy that has the potential to revolutionize the IVF industry. By offering a cost-effective PGT-A solution alongside the more advanced and comprehensive PGT-WGS test, the partnership between the Company and Progenesis aims to make cutting-edge genetic testing accessible to a wider range of patients undergoing IVF treatment. This unique combination of affordability and comprehensiveness is expected to drive the adoption of PGT-WGS technology and ultimately improve success rates for IVF patients.

Cima Growth Solutions

GenEmbryomics has entered into a Master Services Agreement with Cima Growth Solutions, LLC (“Cima”) dated January 22, 2024 (the “Master Services Agreement”), an Allentown, Pennsylvania-based company, to provide services related to logistics, kit manufacturing, customer relationship management (CRM) customization, and marketing support for the Company’s operations for a term of one year with an automatic renewal for one additional year.

Under the Master Services Agreement, Cima will establish a kit manufacturing solution for the Company, producing specialized kits containing materials necessary for embryo biopsy and sample preservation. Cima will also develop a global logistics network for the delivery of these kits to the Company’s customers and the return shipment of samples to laboratories. Additionally, Cima will facilitate the introduction and negotiation of partnerships with laboratories in key global markets, enabling the Company to establish local testing capabilities.

Furthermore, Cima will provide customized CRM services tailored to the Company’s needs, including features such as accelerated lead capture, AI-powered customer engagement, automated customer journeys, review management, and unified communication systems. Cima will also offer comprehensive marketing and customer management services, including website and landing page development, email and text message marketing automation, AI-driven customer engagement automations, clinic and lab onboarding automations, social media content creation, Pay per click ads management, and referral system management.

The agreement includes the implementation of detailed performance analytics, covering aspects such as Google Analytics and conversion rate tracking, as well as regular reports on marketing outcomes.

Under the agreement, Cima will provide continuous support and training for the use and updates of the systems and services offered.

Illumina

GenEmbryomics has established a partnership with Illumina, Inc., a San Diego based biotechnology company, to provide access to advanced genomic analysis capabilities. This partnership enables the processing of raw WGS data through Illumina’s systems, which embeds the Panacea-GenomeScreen™ analysis pipeline. This platform ensures that raw data inputted in the form of FASTQ files is meticulously processed through stages of alignment, annotation, and AI-driven variant prioritization, which is essential for accurate reporting.

The relationship between Illumina and the Company is governed by an agreement entered into between the parties on April 21, 2024 that outlines the responsibilities of each party, the scope of access provided, and the terms of use for the technology and data. This agreement allows the Company to rely on Illumina tools for the delivery of comprehensive genomic analysis to its clients.

By integrating Illumina’s AI-powered analysis, the Company can offer its clients a more in-depth and nuanced understanding of genomic data, which is crucial for research and clinical applications.

IVF Clinics

The Company has been engaging in an active Early Adopter Agreement (EAA) promotion to establish IVF clinics as clients to service its PGT-A needs and integrate PGT-WGS into their fertility treatment workflows. The Company has entered into three (3) Early Adopter Agreements with clinics located in the United States, Spain and Japan.

The Early Adopter Agreements state that a clinic may request testing services from the Company on or after the date on which development of the PGT-WGS and/or any related platform is determined by the Company to be ready for use in the provision of the services in the country in which the clinic is located, or the Company commences the provision of testing services in that country, whichever is later. A clinic will be charged fees for the provision of these testing services, and standard payment terms of 30 business days will generally apply to undisputed portions of those fees. The Company generally reserves the right to terminate the agreement if payment of undisputed fees is not received within this period, and prior notice is provided.

Building on the foundation of our Early Adopter Agreement, we plan to expand our services by directly promoting and selling Panacea-GenomeScreen™ directly with IVF clinics.

Manufacturing of Test Kits

The Company intends to utilize test kits manufactured by third parties for research and development purposes, including validations and studies. Specialized kits are essential for the collection and preservation of embryo biopsy samples processed by our partner laboratories. Initially, Cima Growth Solutions will facilitate the ordering of these test kits on a per-order basis for the Company. The Company intends to enter into a formal agreement with a third party test kit manufacturer to outline the provisions for Certificates of Analysis, sterilization certificates, and any other necessary documentation to support the use of the test kits in our service chain.

The manufacturing of high-quality test kits is a step in the Company’s service workflow, as our partner laboratories can process the samples collected using specialized kits, should they seek to.

Logistics

The Company strives to develop and maintain a robust and efficient logistics network to ensure the safe and timely transportation of genetic testing samples from clinics to its partner laboratories. Our logistics arrangements are being designed to accommodate the unique requirements of preimplantation genetic testing (PGT) and to provide a seamless experience for its clinical partners and patients.

Through its strategic partnership with Progenesis, the Company has gained access to Progenesis’ established and proven sample tracking and logistics network within the United States. By utilizing Progenesis’ existing infrastructure, the Company will be able to efficiently manage the transportation of PGT samples from IVF clinics to Progenesis’ own laboratories. Progenesis’ logistics network utilizes a combination of specialized courier services and cold-chain shipping solutions to ensure the integrity and viability of genetic testing samples during transit. The system is equipped with real-time tracking capabilities, allowing for end-to-end visibility and monitoring of sample shipments.

For clinics outside the United States, there are no contractual shipping agreements in place; however the Company anticipates that commercial shipping will be arranged and partnerships will be established to manage the transportation of PGT samples from clinics in Europe, Latin America, and Asia to the Company’s partner laboratories, utilizing cold-chain technologies to ensure the safe and compliant delivery of testing samples.

The Company aims to formalize its logistics arrangements and ensure consistent service delivery by entering into contracts and service level agreements (SLAs) with its logistics partners. These agreements will outline key performance indicators (KPIs), such as transit times, temperature control requirements, and contingency plans for unexpected events. By establishing a robust and scalable logistics infrastructure, supported by strategic partnerships and formal contracts, the Company will seek to be well-positioned to meet the anticipated demand for its PGT solutions and to provide a seamless testing experience for its clinical partners and patients worldwide.

Laboratories

The Company is establishing a network of laboratory partnerships to support the processing of its preimplantation genetic testing (PGT) solutions and ensure the efficient delivery of results to its clinical partners. The Company’s laboratory strategy involves a combination of building in-house testing capabilities, collaborating with Progenesis, and engaging with third-party laboratories in key markets.

Under the MoU, Progenesis will exclusively process all their PGT-M and PGT-WGS samples using the GenEmbryomics platform. This arrangement leverages Progenesis’ expertise in genetic testing and their laboratory facilities that are equipped with the latest sequencing technologies and staffed by experienced professionals who will perform the initial sample processing, DNA extraction, and sequencing for PGT-M and PGT-WGS tests. The raw sequencing data generated by Progenesis will then be securely transmitted to the Company’s cloud-based software platform for analysis and interpretation.

In the future, if the demand grows for our PGT-WGS solution, Panacea-GenomeScreen™, the Company would seek to partner with other third-party laboratories that specialize in whole-genome sequencing (WGS) for the purposes of processing saliva samples and transferring the raw data to the Company for analysis using its proprietary algorithms and bioinformatics pipeline. These partnerships would allow the Company to further scale its testing capacity and provide a more comprehensive service offering to its clinical partners.

For our proposed entry into the European market, targeted for 2025, we intend to collaborate with established third-party laboratories to process our PGT solutions, allowing us to navigate the complex regulatory landscape and leverage the existing infrastructure and expertise of third party laboratory partners.

Software services/development

The Company has established a partnership with Illumina, Inc., a San Diego-based company, to provide access to advanced genomic analysis capabilities. This partnership enables the processing of raw WGS data through Illumina’s systems, which embeds the Panacea-GenomeScreen™ analysis pipeline. This platform ensures that raw data inputted in the form of FASTQ files is meticulously processed through stages of alignment, annotation, and AI-driven variant prioritization, which is essential for accurate reporting.

The relationship between Illumina and the Company is governed by an agreement entered into between the parties on April 21, 2024 that outlines the responsibilities of each party, the scope of access provided, and the terms of use for the technology and data. This agreement allows the Company to rely on Illumina tools for the delivery of comprehensive genomic analysis to its clients.

By integrating Illumina’s AI-powered analysis, the Company can offer its clients a more in-depth and nuanced understanding of genomic data, which is crucial for research and clinical applications. The alignment and annotation capabilities provided by Illumina are critical for transforming raw sequencing data into meaningful insights. The AI variant prioritization further refines the data by highlighting the most relevant genomic variations for subsequent investigation or clinical decision-making. This end-to-end processing capability is essential for clients who depend on accurate and rapid genomic data interpretation, which can be a deciding factor in the context of personalized medicine and advanced research projects.

We believe that the integration of sequencing technologies with powerful data analysis platforms is becoming increasingly important for driving innovation and ensuring the delivery of high-quality genomic insights.

Sales and Marketing Strategy

United States

The Company’s strategy for the United States is to leverage its strategic partnership with Progenesis. This collaboration grants us exclusive access to Progenesis’ extensive network of IVF clinics across the country, enabling us to efficiently promote and offer our PGT-WGS services directly to these clinics.

Our sales and marketing efforts will initially focus on supporting Progenesis in promoting the benefits of our PGT-WGS technology to their clinic network. We will provide training and educational materials to Progenesis’ sales team, enabling them to effectively communicate the advantages of Panacea-GenomeScreen™ over traditional PGT methods.

We will also continue to deploy targeted sales and marketing initiatives in key regions across the United States, prioritizing areas with a high concentration of IVF clinics and potential for market penetration. Our sales consultants are equipped with extensive knowledge of the Company’s Panacea-GenomeScreen™ test and are empowered to offer our early adopter agreements to IVF clinics, which serve as the first step towards establishing long-term partnerships with IVF clinics.

To support our U.S. sales and marketing initiatives, we will also invest in digital marketing campaigns, webinars, and conference presentations to raise awareness about the benefits of Panacea-GenomeScreen™ among IVF professionals and patients.

Global Market

In the global market, our strategy will be to focus on expanding our presence in key regions, such as Europe and Latin America. We intend to prioritize countries with well-established IVF markets and favorable regulatory environments for preimplantation genetic testing.

To support our global expansion, we intend to seek partnerships with local IVF clinics, distributors, and opinion leaders in each target market. These collaborations will help us navigate the unique cultural, regulatory, and market dynamics of each country and ensure that our sales and marketing efforts are tailored to the specific needs of each region. We will also invest in building a global network of sales representatives and support staff to provide local assistance to our partners and customers. This team will be responsible for training, technical support, and ensuring seamless integration of our PGT-WGS technology into existing IVF workflows.

In addition to our direct sales efforts, we intend to actively participate in international conferences, symposia, and trade shows to showcase the benefits of Panacea-GenomeScreen™ to a global audience of IVF professionals. We also intend to collaborate with key opinion leaders and researchers to generate clinical data and publications that demonstrate the effectiveness and reliability of our technology in diverse patient populations.

By leveraging our strategic partnership with Progenesis, investing in targeted sales and marketing initiatives, including in entering into Early Adopter Agreements, and building a global network of partners and supporters, we aim to establish the Company as a leading provider of PGT-WGS services in the global market.

Early Adopter Agreements

The Company has been engaging in an active Early Adopter Agreement (EAA) promotion to establish IVF clinics as clients to service its PGT-A needs and integrate PGT-WGS into their fertility treatment workflows. The Company has entered into three (3) Early Adopter Agreements with clinics located in the United States, Spain and Japan. The Early Adopter Agreements state that a clinic may request testing services from the Company on or after the date on which development of the PGT-WGS and/or any related platform is determined by the Company to be ready for use in the provision of the services in the country in which the clinic is located, or the Company commences the provision of testing services in that country, whichever is later. A clinic will be charged fees for the provision of these testing services, and standard payment terms of 30 business days will generally apply to undisputed portions of those fees. The Company generally reserves the right to terminate the agreement if payment of undisputed fees is not received within this period, and prior notice is provided.

The Company incentivises entry into an Early Adopter Agreement by providing clinics with certain benefits. For example, clinics may request that the Company provide it with consulting services either free of charge or at a discounted price. The referral of the Company to another clinic is also incentivised by discounts which apply to fees payable for a period of 2 months after the other clinic has entered into a relevant agreement with the Company.

The term of these agreements will usually be 2 years from the date that each agreement is entered into. From time to time, the Company may negotiate a different term with a clinic. Early termination may generally be effected by either party without cause on the provision of 45 days business days written notice to the Company and 90 business days written notice to a clinic. All outstanding fees are payable to the Company immediately on termination for any reason.

All intellectual property arising out of or in connection with the provision of the testing services will vest immediately in the Company on creation. A clinic is obliged to notify the Company of any actual, threatened or suspected infringement of any intellectual property rights associated with any test results, test report and/or platform related to these testing services. Standard confidentiality protections and indemnities are afforded for both parties.

Building on the foundation of our Early Adopter Agreement, we plan to expand our services by directly promoting and selling Panacea-GenomeScreen™ directly with IVF clinics.

Physician and Patient Portals

The integration of custom-developed applications by Cima Growth Solutions is poised to significantly amplify our projected sales and delivery of Panacea-GenomeScreen™. The physician portal, being designed with HIPAA-compliant security measures, is expected to become an invaluable tool for physicians associated with the Company. This portal will provide a seamless experience for managing and accessing patient results, a cornerstone requirement for the rapid and secure dissemination of the Panacea-GenomeScreen™ results. The patient interface will complement this by offering a direct and secure line of communication between the patient and the Company, thereby facilitating an enhanced sense of involvement and control over their personal genetic testing journey. Furthermore, the integration of the physician’s portal with Cima’s existing platforms ensures that physicians can easily incorporate Panacea-GenomeScreen™ into their existing workflows.

The physician and patient portals are more than just tools for interaction; they are part of a larger ecosystem that the Company is intending to cultivate. By creating a digital space where physicians can effortlessly manage patient results and patients can receive their results with ease, the Company is positioning Panacea-GenomeScreen™ as a service that aligns with modern expectations of medical care accessibility and reliability. We believe that the physician and patient portals are strategic assets in the growth plan of the Company. They serve not just as sales channels, but as integral components of the service offering, which are expected to enhance the reputation of Panacea-GenomeScreen™ and solidify our position in the market as a leader in genetic testing services. As the Company continues to innovate and expand, these digital tools will provide the necessary foundation to support our growth and elevate the standard of care provided to patients.

Research and Development

We believe that investment in research and development, including the development of new products, is critical to establishing and maintaining an industry-leading position. The Company aims to be at the forefront of IVF genomics, through the use of enabling technology to revolutionize the field of reproductive health. We intend to focus our efforts in the following key areas:

•	Enhancing Data Analysis: By incorporating machine learning and artificial intelligence, we will aim to improve the predictive power of our genetic testing platforms.

•	Expanding Genetic Databases: We will seek to extend our databases to include a wider range of genetic markers and phenotypes, enabling a more comprehensive risk assessment.

•	Refining Genetic Risk Panels: Our continuous development efforts will aim at refining the accuracy of our Embryonic Viability Genetic Risk Panel to predict embryo miscarriage risks more precisely.

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Developing New Screening Tools: Resources will be directed toward creating new tests and screening tools, such as for the GenomeScreen product line, to keep pace with the evolving field of reproductive genetics.

•	Clinical Trial Expansion: We will conduct additional trials intended to validate our technologies and ensure their efficacy and safety in various demographic groups.

Through these focused initiatives and with strategic collaborations, the Company believes it is poised to lead the next wave of advancements in reproductive health, providing safer, more effective, and personalized fertility solutions. Our partnerships will be chosen carefully to align with our vision of pioneering research that translates into meaningful and practical applications.

As part of our research and development efforts, we are in the process of developing a groundbreaking genome sharing platform that will enable the secure and efficient sharing of genomic data among researchers, clinicians, and patients. This platform is intended to play a crucial role in accelerating the discovery and validation of new polygenic risk scores (PRS) and advancing the field of personalized medicine. The genome sharing platform will be interrelated with the outputs of the Company’s key product Panacea-GenomeScreen™ and the other genome sequencing products in its development pipeline. By integrating data from various products, the platform will enable the construction of better, haploid genome data through trio analysis and haplotype phasing. Additionally, the Company plans to leverage the UK Biobank, a comprehensive population-based dataset, as a valuable resource for discovery and validation studies.

Development Pipeline

We have the following products in our development pipeline:

Couplet-GenomeScreen™

Couplet-GenomeScreen™ by GenEmbryomics is a groundbreaking genetic screening test that is in development. The test, if developed, will mark a significant innovation in risk assessment for individuals and couples. Couplet-GenomeScreen™ is characterized by its integration of advanced technologies and methodologies. What will set this service apart in the market is not just its utilization of Whole-Genome Sequencing (WGS) but its pioneering use of haplotype phased data over unphased data in the WGS analysis.

This test will be the first of its kind, as there are currently no WGS carrier screening tests available on the market that offers this level of precision of combining the linked data of neighbouring mutations, a glaring omission of current genetic testing. This use of haplotype phased data enhances the ability to determine the parental origin of alleles, providing a more accurate depiction of an individual’s genetic makeup, and importantly, providing the data for the calculation of polygenic risk scores, pharmacogenetics and structural variants. Phasing helps in the reconstruction of the two separate genomes that exist within each person, which is invaluable for discerning the complete genetic risk profile, especially when considering recessive conditions and compound heterozygosity. The detailed genetic information obtained from haplotype phased data has a profound impact on the calculation of polygenic risk scores. These scores are pivotal in evaluating the risk of developing complex diseases that may be influenced by multiple genetic factors. The increased accuracy of polygenic risk scores using haplotype phased data allows for a more precise assessment of overall risk, offering a clearer picture for prospective parents.

The service will provide a comprehensive analysis that includes reporting of genetic carrier status. By using the superior accuracy provided by haplotype phased WGS data, the test transcends traditional screening methods. This phasing process allows for a meticulous identification and classification of potential genetic risks, setting a new benchmark for carrier and genetic risk screening for inherited and transmitted mutations.

The absence of any comparable WGS carrier screening test in the market will make the Couplet-GenomeScreen™ a unique offering. It provides a significant advantage by supplying individuals and couples with detailed insights into their reproductive risks that were previously unavailable.

We expect to launch the Couplet-GenomeScreen™ genetic testing service in the third quarter of 2025.

Ova-GenomeScreen™

Ova-GenomeScreen™ is a state-of-the-art genetic test in development at the Company, tailored to enhance the planning and outcomes of social egg freezing and in vitro fertilization (IVF) testing cycles. This test will set itself apart in the market by providing a comprehensive genetic profile of ova, utilizing not only the woman’s genome but also incorporating the genetic information from the two polar bodies associated with each ovum. The fusion of these genetic perspectives offers a unique and unparalleled depth of insight into the genetic integrity of ova and its suitability for future use.

Ova-GenomeScreen™ brings forth a novel methodology in reproductive genetic testing by conducting a thorough analysis of genetic variations, including single nucleotide variants, insertions and deletions, copy number variations, aneuploidy, structural variations, and trinucleotide repeats. The process involves a minimally invasive polar body biopsy, preserving the viability of the ova. The haploid genome, once extracted, is amplified using the robust technique of multiple displacement amplification, setting the stage for an accurate genetic assessment using the latest sequencing technologies. A key component of the test will be its ability to identify ova with the most favorable genetic characteristics for successful cryopreservation, ensuring that only the best candidates are selected for future IVF procedures.

Serendipity-GenomeScreen™

GenEmbryomics is also developing its Serendipity-GenomeScreen™, a complimentary component of the Panacea-GenomeScreen™ PGT-WGS test, designed to shed light on the complex genetic underpinnings of embryo viability. This panel is a beacon of hope for couples experiencing unexplained infertility, recurrent pregnancy loss, or miscarriages. By harnessing the comprehensive capabilities of whole-genome sequencing in combination with the genomic insights of the research being done by the Company, this panel will assess the embryo’s genome, pinpointing potential risk factors that could impede a successful pregnancy. It would stand as an unparalleled offering in the market, providing not just a glimpse but a deep dive into the genetic factors influencing embryonic development and ultimately, the crucial live-birth outcome. This panel consists of a genetic analysis to identify common and rare mutations causing and integrating the polygenic risk score that encapsulates the cumulative genetic predisposition to loss-of-pregnancy and miscarriage.

Genome Sharing Platform

The Genome Sharing Platform by GenEmbryomics is a trailblazing ecosystem that we are developing that integrates the security and transparency of blockchain technology with the precision of phased whole-genome sequencing (WGS) data. This platform is designed to empower individuals by giving them unparalleled control over their genomic data while providing access to a suite of personalized medical insights and advanced genetic testing services. Unique in the marketplace, the Genome Sharing Platform is predicated on the belief that data security and individual consent are paramount. By using blockchain as its foundational technology, the platform guarantees that genomic data is shared and utilized in an environment that prioritizes user consent and data integrity above all else.

The Genome Sharing Platform's standout feature is its ability to secure user data through blockchain’s decentralized ledger system. Each transaction, consent, and data access request is recorded on the blockchain, providing a transparent and tamper-proof record. This level of security fosters trust among users, knowing that their genomic data is managed with the highest standards of privacy and accuracy. The platform utilizes the advanced phased WGS data integration with familial history, clinical data and real-time health metrics.

Quality Control

The field of Preimplantation Genetic Testing using Whole Genome Sequencing (PGT-WGS) is an emerging domain in clinical testing, characterized by its novel applications and the absence of a one-size-fits-all solution. At the Company, we recognize the complexity of PGT-WGS and the need for a robust and flexible quality management system (QMS) to ensure the accuracy and reliability of our testing services. In a sector where predefined protocols are scarce, we have taken a proactive approach by adopting a pre-templated QMS framework. Qualio, an innovative electronic quality management system (eQMS) software, will serve as the cornerstone of our quality control infrastructure and the foundation for developing our Standard Operating Procedures (SOPs).

Qualio – Electronic quality management system

The Company’s commitment to maintaining the highest standards for our Panacea-GenomeScreen™ PGT-WGS Test is paralleled by the recommendations outlined in the ESHRE PGT Consortium’s (“ESHRE”) good practice recommendations, which emphasize the importance of robust quality management systems in preimplantation genetic testing. By adopting Qualio, a state-of-the-art electronic quality management system (“eQMS”) software, we are embracing a platform that will enhance our quality control processes, ensuring compliance with regulatory standards and incorporating best practices as recommended by industry-leading organizations.

Qualio’s document management capabilities offer us a secure and efficient digital solution, echoing the ESHRE’s emphasis on the necessity of appropriate documentation and version control in PGT-related procedures to minimize errors and bolster efficiency. This will enable us to have advanced laboratory infrastructure and equipment, meticulous record-keeping, and accessible quality control information.

Qualio’s supplier management functionality aligns with ESHRE’s quality management recommendations and will allow us to deliver accurate and reliable PGT results. Qualio’s reporting and audit trail features will empower the Company to monitor quality metrics, effectively track quality control activities, conduct trend analyses, and make data-driven decisions. In tandem with the supply of high-quality kits, the Company is dedicated to maintaining the stringent quality standards outlined by the ESHRE PGT Consortium.

While the Company is not obliged to seek FDA approval for the Panacea-GenomeScreen™ PGT-WGS Test, we are establishing an eQMS framework that is FDA compliant and in alignment with the recommendations from recognized authorities such as the ESHRE and the American Society of Reproductive Medicine (“ASRM”). This approach ensures that we are prepared to navigate the FDA approval process, should the need arise, while also adhering to high quality and performance standards in the field of preimplantation genetic testing.

Even those with eQMS managed standard operating procedures, no system is flawless. Unforeseen challenges may emerge, including:

•	issues during the wet-laboratory processes that could compromise the integrity of our products;

•	human error or intentional misconduct by individuals involved in the quality control process;

•	unauthorized interference, tampering or contamination that could affect product quality; or

•	variabilities in the quality of raw materials and equipment faults that are not detectable by standard industry inspection practices.

We recognize that the failure to address quality defects could lead to patient harm, diminished client trust, reputational damage, legal issues, and financial instability that can affect our growth prospects.

To mitigate these risks, the Company intends to institute multiple layers of safeguards, including but not limited to:

•	monitoring and detection systems for early anomaly detection;

•

an inheritance co-efficient metric using the Panacea-GenomeScreen™ algorithm, which performs mother-father-embryo testing to detect intentional contamination, fertility fraud, and unintentional environmental or laboratory contamination to minimise the risk of reporting inaccurate results;

•	a rigorous training program to minimize human error and prevent malfeasance;

•	stringent security measures to safeguard against external interference; and

•	a comprehensive supplier quality assurance program to ensure that all materials and equipment meet our exacting standards before entering our supply chain.

Moreover, we are committed to continuous improvement of our quality management systems to adapt to emerging risks. Responsive contingency plans will be in place to quickly address and resolve any product concerns, minimize impact, and learn from the incident to further strengthen our processes.

Compliancy Group

The Company has partnered with Compliancy Group, Inc., a leading provider of compliance software and consulting services headquartered in Illinois, to ensure our quality management system meets the highest standards of HIPAA, OSHA, SOC 2, and other regulatory requirements. This collaboration supports our commitment to a robust quality control framework for our Panacea-GenomeScreen™ PGT-WGS test. Compliancy Group’s software solution provides the Company with a centralized platform for managing compliance, including policies, procedures, risk assessments, comprehensive staff training, vendor management, and incident reporting. Compliancy Group’s software will offer us the ability to assess our compliance status and help us identify and address compliance gaps. The software also simplifies the process of conducting risk assessments, a critical component of HIPAA, OSHA, and SOC 2 compliance. By answering a series of yes-or-no questions, we will be able to quickly identify potential vulnerabilities and receive automatically assigned corrective action plans. This guided approach will allow us to consistently address risks and improve our compliance program. The software also facilitates employee training in the form of training modules for staff and tracks their progress, allowing our staff members to be well-versed in compliance best practices, understand their role in protecting patient data and upholding our SOC 2 controls.

In the event of an incident, Compliancy Group’s software will provide a centralized system for reporting, tracking, and managing the issue. This will enable us to respond promptly, implement corrective actions, and document the entire process, aligning with the Office of Inspector General’s guidelines for effective compliance programs.

CMS and CLIA Considerations for Panacea-GenomeScreen™ as an LDT:

As a Laboratory Developed Test (“LDT”), Panacea-GenomeScreen™ is regulated by the Centers for Medicare & Medicaid Services (“CMS”) through the Clinical Laboratory Improvement Amendments (“CLIA”). CLIA regulations establish quality standards for all laboratory testing to ensure the accuracy, reliability, and timeliness of patient test results.

Under CLIA, Panacea-GenomeScreen™ must be developed, validated, and performed within a CLIA-certified high-complexity laboratory. The Company has partnered with Progenesis and Admera Health, both CLIA-certified laboratories, to ensure compliance with these requirements.

As part of the CLIA certification process, Progenesis and Admera Health must demonstrate that they have implemented a comprehensive quality management system that includes:

•	policies and procedures for test development, validation, quality control, proficiency testing, and personnel qualifications;

•	documenting the validation studies;

•	establishing standard operating procedures for the test;

•	ensuring that all personnel involved in the testing process are adequately trained and competent; and

•	ongoing monitoring of test performance through the use of quality control materials, proficiency testing, and periodic assessments of the laboratory’s overall quality management system.

Although CLIA provides a framework for ensuring the quality and reliability of laboratory testing, it does not evaluate the clinical validity or utility of LDTs like Panacea-GenomeScreen™. The clinical validation and establishment of the test’s intended use is the responsibility of the laboratory and the ordering healthcare providers.

IP Registrations and Applications

Intellectual Property/Proprietary Technology

Patents

We have filed patent applications covering our intellectual property portfolio, which includes a patent family that safeguards the proprietary technology and methods used in Panacea-GenomeScreen™. The key patent application, titled “Method for screening IVF embryos,” (the subject of International Patent Application No. PCT/AU2020/051134), has been filed in multiple jurisdictions, including Australia, China, Europe, and the United States, to ensure protection of our innovative technology in key markets. The patent application covers the unique methodology employed by Panacea-GenomeScreen™, which involves whole-genome sequencing (WGS) of couples, parents, and IVF embryos to detect a wide range of genetic variants that could lead to severe or fatal genetic diseases. The patent family protecting Panacea-GenomeScreen™ notably includes claims directed to the ability to detect de novo mutations in embryos, a key differentiator that sets the Company’s technology apart from other genetic testing methods in the field of reproductive health.

The IP protection for Panacea-GenomeScreen™ is essential for maintaining the Company’s competitive edge. By securing patents in key markets, the Company can prevent others from replicating its technology and ensure that it is viewed as a leading provider of comprehensive embryo genetic testing services.

Dr. Nick Murphy, the inventor of the existing patent family, has been instrumental in the development of the proprietary technology behind Panacea-GenomeScreen™. The Company’s IP strategy involves continued innovation and the filing of new patent applications as next-generation tests are developed, ensuring that its intellectual property portfolio remains strong and up-to-date. While the International Examiner of the Patent Cooperation Treaty (PCT) asserted that the claims in our patent application are novel but not inventive, the opinion is non-binding on national patent offices. Examination reports have not been issued in relation to our Australian, Chinese or United States applications. Our European Union patent application process has faced initial objections from examiners regarding the inventiveness of the claims and the Company is actively working to address these issues. We are confident that we will be able to secure granted patents with suitable arguments and amendments, as is common in the patent application process. . If and when the patents are granted, the existing Panacea-GenomeScreen™ patent family, comprising the international patent applications filed under the PCF and national phase patent application in Australia, China, Europe and the United States, will have approximately 17 years of protection remaining, providing long-term security for the Company’s proprietary technology. If a patent is not granted, the proprietary technology and methods used in Panacea-GenomeScreen™ will be maintained as a trade secret.

Trademarks

In addition, the Company has pending trademark applications for “GENEMBRYOMICS” (the subject of Australian Trade Mark Application No. 2429388) and “PANACEA GENOMESCREEN” (the subject of Australian Trade Mark Application No. 2429389) in Australia, and both applications have been accepted early for registration. The Company has plans to file corresponding applications for “GENEMBRYOMICS” and “PANACEA GENOMESCREEN” in other jurisdictions, including the United States.

Competition

We compete against various genomics companies including Orchid Health, Inc., Gattaca Labs, Inc. dba Gattaca Genomics, and Embryome Inc. dba Juniper Genomics to attract and engage IVF clinics, doctors and embryologists, some of which have greater brand recognition, longer operating histories, larger marketing budgets, established customer relationships and greater financial resources. In addition, we may face potential competition from participants in other genetics markets that may begin to target IVF by leveraging related technologies, partnering with or acquiring genomics companies or utilising alternative approaches to provide similar products and services. Our primary competitors will be companies offering comprehensive preimplantation genetic testing with PGT-WGS, and traditional providers of PGT-A using older technologies.

Key factors for competition in this IVF genomic sequencing market include turnaround times, accuracy and effectiveness of screening, innovative technologies, and the ability to provide comprehensive and user-friendly reports to inform patient decisions.

We expect to compete in the market by:

•	offering our technology that utilizes the latest next-generation sequencing platforms to generate comprehensive embryo genetic profiles;

•

sequencing the entire genome of embryos to provide a level of accuracy and resolution that far surpasses traditional PGT-A methods, including the detection not only of aneuploidies and single gene disorders but also of de novo mutations;

•	identifying embryos with the lowest genetic disease risk;

•	collecting data to demonstrate the impact of our PGT-WGS technology on IVF success rates; and

•	adhering to the highest ethical considerations regarding the scope of our testing and not encroaching on the ethics of appropriate clinical activity.

As the market for genomic screening in IVF continues to evolve, we expect to stay at the forefront of scientific advancements by continuously improving our technologies.

Employees

As of June 30, 2024, we had one full-time employee and ten independent contractors covering sales, operations and marketing, finance and legal, genetic counselling and R&D, case processing and regulatory and intellectual property. Our full-time employee and independent contractors are situated across Australia (two persons), New Zealand (one person), Vietnam (one person), Turkey (two persons) and the United States (five persons).

We have entered into an employment contract with our full-time employee and agreements with all of our independent contractors. In addition to salaries and benefits, we have provided performance-based incentives for our full-time employee to create an incentive for him to remain as a full-time employee. Certain independent contractors have also been provided performance-based incentives.

The Company currently operates with a fully remote workforce, leveraging work-from-home arrangements and cloud-based analysis. This business operations structure allows the Company to recruit the best talent in variant curation and PGT scientists from around the world without geographical constraints. It also enables lower overhead costs compared to maintaining physical office spaces.

Offices

The Company does not presently have any offices and operates with a fully remote work force.

Legal Proceedings

From time to time, we may be involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation.

Government Authorizations and Regulations

The regulatory landscape for preimplantation genetic testing for aneuploidies (PGT-A) in the United States is notable permissive, lacking federal or state statutes, or regulations.

U.S. Food and Drug Administration

All genetic testing, whether screening or diagnostics, fall under the category of a Laboratory Developed Test (LDT) in the United States. The U.S. Food and Drug Administration (FDA) has generally exercised enforcement discretion over most LDTs, such that it generally has not enforced applicable requirements with respect to most LDTs, including the PGT industry.

CLIA Certification and State Laboratory Licensing

Although the FDA does not exercise oversight over the PGT industry and has never granted approval or validation for the PGT-A test, the test must be properly validated in a CLIA-certified laboratory before it can be offered commercially.

As an LDT, Panacea-GenomeScreen™ will be designed, manufactured, and used within a single CLIA-certified clinical laboratory. The Centers for Medicare and Medicaid Services (CMS), through the Clinical Laboratory Improvement Amendments (CLIA), regulates the laboratory testing process and requirements for laboratory personnel to ensure quality testing. The Company’s partner laboratory will need to meet CLIA’s high-complexity testing standards given the nature of the whole genome sequencing technology used.

In addition to CLIA certification, some states have their own laboratory licensing requirements. The Company will ensure its partner lab obtains the necessary state licenses based on the locations where it intends to process and perform Panacea-GenomeScreen™.

Proposed enforcement changes

While the FDA has recently proposed a rule to phase out enforcement discretion for most LDTs over a 4-year period, the implications for preimplantation genetic tests remain uncertain at this time.

Key considerations with the proposed rule to phase out enforcement discretion include:

•	What defines “most”?

•	Is there a role for grandfathering of some currently marketed LDTs?

•	LDTs will be considered in-vitro diagnostics products and explicitly devices which constitute a very broad category.

•	The definition of in-vitro diagnostic products relates to “specimens taken from the human body”. Would this include embryo biopsies?

•	The concerns and highlights listed in the proposed rule cover genetic analyses in general, not specifically PGT.

•	These are merely proposed rules.

Despite the current lack of requirements, the Company may still choose to proactively engage with the FDA and pursue premarket review and approval for Panacea-GenomeScreen™. This could help establish the test’s clinical validity, differentiate it in the market, and mitigate against future regulatory changes. We will closely monitor FDA guidance and rulemaking in this area.

At the state level, the Company does not anticipate any specific legislation or regulations restricting the use of its whole genome preimplantation genetic test, as oversight of the reproductive medicine field has been limited. However, this landscape could evolve, especially if concerns around the accuracy and clinical utility of PGT continue to mount. Ongoing monitoring of policy developments at the federal and state levels will inform the Company’s regulatory strategy.

Privacy and Genetic Information

The Company’s use of whole genome sequencing may be subject to genetic privacy and non-discrimination laws. The federal Genetic Information Non-discrimination Act (GINA) prohibits health insurers and employers from discriminating based on genetic information. Certain states, like California and Florida, have additional genetic privacy laws that require informed consent for genetic testing and restrict disclosure of results. The Company will implement HIPAA-compliant policies and procedures for safeguarding the privacy and security of the genomic data collected through Panacea-GenomeScreen™. Informed consent documentation will disclose the nature of the testing and how genomic data may be used or shared.

Privacy and Breach Notification Laws

The Company’s operations, including the collection, use, and disclosure of patient information through Panacea-GenomeScreen™, are subject to various privacy laws at the federal and state level. The Health Insurance Portability and Accountability Act (HIPAA) is the primary federal law that establishes standards for protecting the privacy and security of individually identifiable health information that is protected health information (PHI). The Company will need to enter into Business Associate Agreements with Progenesis Inc and other parties that are business associates or covered entities, as defined by HIPAA and implement HIPAA-compliant policies, procedures and safeguards. Relevant HIPAA requirements include:

•	The HIPAA Privacy Rule governs the use and disclosure of protected health information (PHI) and established rights of individuals.

•	The HIPAA Security Rule requires administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of electronic PHI.

•

The HIPAA Breach Notification Rule mandates notification by a covered entity to affected individuals, the HHS, and in some cases, the media, in the event of a breach of unsecured PHI, as well as notification by a business associate to a contracted covered entity and by a business associate that is a subcontractor to a contracted business associate.

Certain states have their own privacy and health information laws that are more stringent than HIPAA. For example, the California Confidentiality of Medical Information Act (CMIA) requires covered entities (as defined under CMIA) to obtain written patient authorization for the disclosure of medical information in more circumstances than HIPAA. Similarly, New York’s Public Health Law Article 27-F provides additional protections for the confidentiality of HIV-related information. The Company will work with legal counsel to ensure compliance with all applicable state privacy requirements.

Most states also have their own data breach notification laws that require reporting of breaches involving individually identifiable information that is sensitive in nature, such as health information and financial information, to affected individuals and state authorities. The Company will work with legal counsel to ensure compliance with all applicable data breach notification laws.

In addition, the Federal Trade Commission (FTC) has enforced actions against genetic testing companies alleged to have violated Section 5 of the FTC Act, which prohibits unfair or deceptive acts or practices (UDAP) in or affecting commerce. It has brought recent UDAP actions against genetic testing companies for failing to protect the privacy and security of sensitive genetic and health information and using unfair and deceptive practices to obtain consumer consent or inform consumers of their rights with respect to their genetic and health information. For example:

•

In the matter of 1Health.io/Vitagene, the FTC reached a settlement agreement over allegations that the Company left sensitive genetic and health data unsecured, deceived consumers about their ability to get their data deleted, and changed its privacy policy retroactively without adequately notifying and obtaining consent from consumers whose data the Company had already collected.

•

In the matter of Genelink, the FTC reaches a settlement agreement over allegations that marketers of genetically customized nutritional supplements used deceptive advertising by claiming that personalized supplements treated diabetes, heart disease, arthritis, insomnia, and other ailments, and for engaging in lax security practices.

States also have UDAP laws that can be used to bring similar actions against companies. The Company will work with legal counsel to ensure compliance with applicable UDAP laws.

Genetic Information Laws

The use of whole genome sequencing in Panacea-GenomeScreen™ also implicates genetic privacy and non-discrimination laws. The federal Genetic Information Non-discrimination Act (GINA) prohibits health insurers and employers from discriminating based on an individual's genetic information. However, GINA does not cover life, disability, or long-term care insurance.

Several states have enacted their own genetic privacy laws that expand upon GINA's protections. For example:

•

California's Genetic Information Non-discrimination Act (CalGINA) prohibits discrimination in emergency medical services, housing, mortgage lending, education, and state-funded programs on the basis of genetic information.

•	Florida's genetic testing statute requires informed consent for DNA analysis and restricts the use and disclosure of results without express consent.

•	New York's Civil Rights Law requires informed consent for genetic testing and prohibits the disclosure of results without written consent.

To comply with these genetic privacy laws, the Company will obtain consent from patients prior to conducting Panacea-GenomeScreen™. The informed consent document will clearly disclose the nature and purpose of the whole genome sequencing, the risks and benefits, how the resulting genomic data will be used, and to whom it may be disclosed. The Company will also implement technical, administrative and physical safeguards to maintain the confidentiality and security of genomic data and protect it from unauthorized access or disclosure.

Data Security and Confidentiality

Across all of its laboratory partnerships, the Company places the utmost importance on data security and patient confidentiality. We have implemented robust data encryption and transfer protocols to safeguard sensitive genetic information as it moves from laboratories to its cloud-based analysis platform. All laboratory partners are required to adhere to strict confidentiality agreements and comply with relevant data protection regulations, such as HIPAA in the United States and GDPR in Europe. The Company regularly audits its laboratory partners to ensure ongoing compliance and the maintenance of the highest standards of data security. By establishing a global network of laboratory partnerships, the Company is well-positioned to meet the growing demand for its PGT solutions, scale its operations efficiently, and provide a consistent, high-quality testing experience for its clinical partners and patients worldwide.

Professional Licensure

Although the Company itself is not a provider of medical services, its leadership team and certain personnel may be subject to state professional licensure requirements depending on their specific roles and responsibilities. For example, some states require individuals who perform laboratory management functions or provide consultation on genetic testing results to maintain active licensure as a physician, geneticist, genetic counsellor, or other regulated profession. The Company will ensure that all employees and contractors who require professional licensure for their roles obtain and maintain the necessary licenses in good standing. The Company will also verify the licensure status of any ordering physicians or medical providers who utilize Panacea-GenomeScreen™ as part of their fertility treatment services. The Company intends to implement strict protocols to ensure that the Company's non-physician personnel do not engage in activities that could be construed as the unlicensed practice of medicine, such as interpreting genetic test results or providing medical advice directly to patients.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names of our executive officers and directors and their ages and positions as of [*], 2024.

Name	Age	Position(s)
Nicholas M. Murphy	44	Chief Executive Officer and Managing Director
Christian Dal Cin	44	Chief Financial Officer
Paul K. M. Viney	61	Chairman and Independent Director
Nicholas J. Burrows	64	Independent Director
Santiago Munné Blanco	61	Non-Independent Director
Saadia Basharat	36	Independent Director
Teresa R. Burleson	57	Independent Director

Nicholas M. Murphy B.Sc (Hons), Ph.D

Dr. Nicholas Murphy founded the Company in 2018 and has served as Chief Executive Officer and Managing Director of the Board since the Company's inception. Since 2017, Dr. Murphy has served as an Adjunct Research Fellow at Monash University. From 2018-2023, Dr. Murphy was a Senior Development Scientist at Genetic Technologies Limited (ASX:GTG / Nasdaq:GENE), a molecular diagnostics company focused on genetic testing and risk assessment. Dr. Murphy has also previously serviced in scientific positions at Monash IVF, Melbourne IVF, and as a Postdoctoral Researcher at Monash University. Dr. Murphy is a member of the Audit and Risk Committee and is a proposed member of our intended Business Development and Operations Committee. Dr. Murphy brings extensive expertise in genomics applied to IVF and reproductive health, combined with over a decade of direct industry experience, to the Company, and his qualifications in genomics, the IVF industry, and founding role at the Company make him exceptionally suited to serve on the Board

Christian Dal Cin

Mr. Christian Dal Cin is the Company’s Chief Financial Officer. Mr. Dal Cin is an Operations Manager within Acclime's Listed CFO Services team in Melbourne. In this capacity, Mr. Dal Cin manages operational efficiency while serving as a Chief Financial Officer and Company Secretary for Nasdaq and Australian Securities Exchange (“ASX”)-listed clients, such as the Company. Formerly a Partner at Scott Partners Chartered Accounting Firm, Mr. Dal Cin’s diverse experience spans accounting, finance, and management. Mr. Dal Cin, a Certified Practicing Accountant (CPA) with Practicing Certificate and Tax Agent registration, holds a bachelor's degree in business (Accounting) from Swinburne University. Mr Dal Cin's extensive experience in financial leadership roles across listed companies, deep understanding of accounting and governance requirements, and track record of managing operational efficiency make him well-qualified to serve as the Company's Chief Financial Officer.

Santiago Munné Blanco

Dr. Santiago Munné Blanco joined the Board in January 2024. Dr. Munné currently serves as Chief Innovation Officer at Overture Life, a company revolutionizing fertility treatment through automation, and is the Scientific Director at Progenesis, a leading preimplantation genetic testing (PGT) laboratory which is partnering with the Company. Dr. Munné has founded and co-founded multiple successful genomics companies, including Reprogenetics, Recombine, Phosphorus, MedAnswers, and G1 Sciences. He also co-founded Homu Health Ventures, an accelerator focused on nurturing and supporting startups in the reproductive health sector. Dr. Munné holds a Ph.D. in Human Genetics from the University of Pittsburgh, further complemented by a Bachelor's degree in Biology from the Universitat Autònoma de Barcelona. Dr. Munné is a proposed member of our intended Business Development and Operations Committee. Dr. Munné’s deep understanding of reproductive genetics and unwavering commitment to advancing the field make him an invaluable asset to the Board.

Independent Directors

Paul K. M. Viney

Mr. Paul Viney joined the Board in and has served as our Chairman since January 2023. Mr. Viney is currently Managing Director of Braddon Capital, a global venture capital firm that works on deep technology commercialization and corporatization, as well as mergers and acquisitions. From 2018 to 2019, Mr. Viney served as Chief Financial Officer, Chief Operating Officer and Company Secretary of Genetic Technologies Limited. Mr. Viney previously served as Executive Director of Powerhouse Ventures Limited (ASX:PVL), which he guided to an ASX IPO in 2017, and as CFO and Company Secretary of Tasmanian Perpetual Trustees Limited (ASX:TPX). From 2003-2013, Mr. Viney served as Chief Financial officer and Company Secretary of MyState Limited (ASX:MYS), a retail banking and wealth management group. Mr. Viney currently serves as a Director of deep tech companies Functional Coatings Limited (NZ), Aerotec Power Pty Ltd. and is Chairman of Hydrowood Holdings Pty Ltd. Mr. Viney is also Chairman of General Practice Tasmania Inc. Mr. Viney is a member of the Audit and Risk Committee and the Chair of the Remuneration and Nominations Committee. Mr Viney's diverse executive and board experience provides valuable strategic guidance as the Company aims to scale its operations and expand access to its genetic testing services.

Nicholas J. Burrows (B.COM, FAICD, FCA, FGIA, FTIA, F FIN)

Mr. Burrows joined the Board in November 2023. Mr. Burrows previously served as Chief Financial Officer and Company Secretary of Tassal Group Limited (an ASX listed entity) for 21 years from 1988 to 2009. Mr. Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years. Mr. Burrows is currently an independent non-executive director of Seafood Industry Australia (appointed in 2023), the national peak-body representing the Australian seafood industry; an independent non-executive director of Plastic Fabrications Pty Ltd (appointed in 2023), an advanced manufacturing company; and Chair of the Shareholder Council of a large family office operating in the tourism and hospitality sector (appointed in 2014). Mr. Burrows also chairs a number of audit and risk committees across the government and private sector. Mr. Burrows has previously served as an independent non-executive director and audit and risk committee chair of Genetic Technologies Limited from 2019 to 2024, a dual ASX and Nasdaq listed company specializing in diversified genomics and AI driven preventative health diagnostics; as an independent non-executive director and audit and risk committee chair of Clean Seas Seafood Limited from 2012 to 2021, an ASX listed entity specializing in full cycle breeding, production and sale of Yellowtail Kingfish; as an independent non-executive director and audit and risk committee chair of Tasmanian Water and Sewerage Corporation Pty Ltd from 2015 to 2023, an Australian regulated water and sewerage utility; as an independent non-executive director of Australian Seafood Industries Pty Ltd from 2015 to 2022, a seafood sector selective breeding and genetics company; and as an independent non-executive director and audit and risk committee chair of Metro Tasmania Pty Ltd from 2013 to 2019, an Australian regulated passenger transport service utility. Mr. Burrows is the Chair of the Audit and Risk Committee and a member of the Remuneration and Nomination Committee. We believe that Mr. Burrows' qualifications to serve on the Board include his extensive and contemporary directorship and audit and risk chair expertise in conjunction with strong ASX and Nasdaq listed entity directorship experience.

Saadia Basharat B.Sc (Hons), M.Sc, Ph.D

Dr. Saadia Basharat jointed the Board in March 2024. Dr. Basharat currently serves as the Principal & Head of West Coast Consulting at Alacrita Consulting, where she has worked since 2014. Dr. Basharat holds a BSc (Hons) in Biomedical Informatics, a MSc in Molecular Medicine and a Ph.D. in Neuroendocrinology from Imperial College London. Dr. Basharat is a member of the Remuneration and Nominations Committee and is the proposed Chair of our intended Business Development and Operations Committee. We believe that Dr. Basharat's extensive background in the life science industry and her academic knowledge related to biotech and pharma companies qualifies her to serve on our Board

Teresa R. Burleson

Ms. Teresa Burleson joined the board in March 2024. Ms. Burleson holds the position of Chief Operating Officer at The Translational Genomics Research Institute (TGen) and is the President of TGen Health Ventures. Ms. Burleson has over two decades of experience in the life sciences industry, and has served in a variety of executive level roles, including CFO, COO, and President. Ms. Burleson is currently an independent non-executive director of the Nasdaq listed biopharmaceutical company, Salarius Pharmaceuticals, Inc., where she is a member of the Audit Committee and serves as Chair for the Governance and Nominating Committee. Ms. Burleson is a CPA, has an MBA from the UNM Anderson School of Management, as well as an Advance Finance certification from The Wharton School at University of Pennsylvania. Ms. Burleson has served as a partner in venture groups focused on early-stage biotechnology and health-focused services and has public board expertise as well as private company board experience, spanning both profit-driven and philanthropic endeavours, making her an invaluable member of our Board. Ms. Burleson is a member of the Audit and Risk Committee.

Family Relationships

None of our directors or executive officers has a family relationship with another director or officer.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past 10 years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

•

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan or insurance activities, or to be associated with persons engaged in any such activity;

•

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated;

•

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Composition and Election of Directors

At the date of this prospectus, our board of directors consists of six (6) directors, including four (4) directors who our board has determined are “independent” within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. We have determined that Mr Viney, Mr Burrows, Dr Basharat and Ms Burleson satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

In light of the Company’s size and nature, we believe that the size of the board of directors is a cost effective and practical method of directing and managing the Company. As our activities develop in size, nature and scope, the size of the board, the formation of additional board committees and the implementation of additional corporate governance policies and structures will be reviewed.

Each of our directors, except the Managing Director, holds office without re-election until the third annual general meeting following that director's appointment or three (3) years, whichever is longer. Subject to section 201E of the Corporations Act 2001 (Cth) (the “Corporations Act”), the Board may appoint a person to be a director at any time, except during a general meeting. Any director appointed during a general meeting, automatically retires at the next general meeting and is eligible for re-election by that annual general meeting. Non-executive directors are provided with a Letter of Appointment which details key terms of their service as directors.

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed in the future by our shareholders by ordinary resolution.

Duties of Directors

Under Australian law, our directors have a duty to act honestly, in good faith and in the best interests of all Shareholders. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their fiduciary duty to the Shareholders of the Company, our directors must ensure compliance with our Constitution on and after the closing of our initial public offering. Our Shareholders may have the right to seek damages from either the Company, the directors personally, or both, if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing the Chair;

•	delegating appropriate powers to executive directors and management to ensure the effective day-to-day management of the business and monitoring the exercise of these powers;

•	appointing, monitoring, replacing and where appropriate removing, senior executives and the Corporate Secretary;

•	establishing and monitoring executive succession planning;

•	demonstrating leadership, defining the Company's purpose and setting the Company's strategic direction, objectives and goals;

•	exercising the prudential control of the Company’s finances and operations, including monitoring its financial performance and approving its operating budgets and major capital expenditures;

•	overseeing the integrity of the Company's accounting and corporate reporting systems, including the external audit;

•	overseeing management in its implementation of the Company's business model, achievement of the Company's strategic objectives, instilling of the Company's values and performance generally;

•	approving the Company's statement of values and Code of Conduct to underpin the desired culture within the Company;

•	ensuring all employees receive appropriate training on the Company's values and senior executives continually reference and reinforce those values in their interactions with staff;

•	ensuring timely, accurate and effective communication with, and reporting to, shareholders, the market and relevant regulatory bodies;

•

ensuring timely and balanced disclosure of all material information relating to the Company that a reasonable person would expect to have a material effect on the price or value of the Company's securities;

•	satisfying itself that the Company has in place an appropriate risk management framework for both financial and non-financial risks;

•	setting the risk appetite to which the Board expects management to operate;

•	approving the Company's remuneration policies and satisfying itself that the Company's remuneration policies are aligned with the Company's purpose, values, strategic objectives and risk appetite;

•	evaluating and adopting, as applicable to the Company, the corporate governance requirements set forth in the Nasdaq Listing Rules;

•	supervising compliance with the Company's corporate governance policies including monitoring the effectiveness of the Company's governance practices;

•	ensuring that management is effectively reporting to the Board in relation to its duties and activities by having an appropriate framework in place for such reporting; and

•	placing accountability on management in relation to the discharge of its duties and challenging them or holding them to account whenever required.

Meetings of Directors

Our board of directors is responsible for the stewardship of our Company and providing oversight as to the management of our business and affairs, including providing guidance and strategic oversight to management by, among other things:

•	helping to develop proposals on the strategy of the Company;

•	setting values and standards for the Company and establishing systems for their communication and monitoring;

•

monitoring the performance of management in meeting agreed goals and objectives and ensuring that the necessary financial and human resources are in place to enable the Company to meet such goals and objectives;

•	reviewing the adequacy and integrity of financial and other reporting to the Board and shareholders and that there are adequate systems of internal control in place; and

•	ensuring that systems for identification and management of risks are robust and appropriate.

Foreign Private Issuer Status

The listing rules of Nasdaq (the “Nasdaq Listing Rules”) include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as the Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the Nasdaq Listing Rules that we do not follow. For a description of those differences, see ‘Certain Disclosure and Reporting Obligations under the Corporations Act”.

Board Committees

To assist with the effective discharge of its duties, our board of directors has established an Audit and Risk Committee, and a Remuneration and Nomination Committee and intends to establish both a Business Development and Operations Committee and a Science, IP and Product Development Committee. Directors will serve on these committees until their resignation or until otherwise determined by our board of directors. A formal charter has been adopted for each of the Audit and Risk Committee and the Remuneration and Nomination Committee. We intend to adopt a formal charter for each of the Business Development and Operations Committee and Science, IP and Product Development Committee. Each committee’s members and functions are described below.

Audit and Risk Committee

The members of the Audit and Risk Committee are Mr Burrows, Mr Viney, and Ms Burleson. Mr. Burrows is the chairperson of the Audit and Risk Committee. We are drawing upon Mr Burrows’ prior experience as a director on the board of directors of various companies including as the chair of the audit and risk committee of another Australian-based dual listed (Nasdaq and ASX) company in having appointed him as the chairperson of the Audit and Risk Committee.

Each of our Audit and Risk Committee members will satisfy the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr Burrows, Mr Viney and Ms Burleson, as independent directors, will possess the accounting or related financial management experience that qualifies them as “audit committee financial experts” as defined by the rules and regulations of the SEC. The Audit and Risk Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit and Risk Committee will be responsible for, among other things:

•	overseeing the Company's discharge of its responsibilities with respect to:

-	the adequacy of the Company's corporate reporting processes and internal control framework;

-

the extent to which the Company's financial statements, financial reports and annual reports reflect the understanding of the Committee members of the Company's financial state of affairs, and provide a true and fair view of the Company's financial position and financial performance; and

-	the appropriateness of the accounting judgments exercised by management in preparing the Company's financial statements;

•

appointing, retaining and overseeing the work of the Company’s external audit firm and establishing the compensation to be paid to such firm, which shall report directly to the Audit and Risk Committee;

•	determining the independence of the external audit firm;

•	in respect of the external audit firm, determining the policy for partner rotation;

•

establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters;

•	ensuring legal and regulatory compliance;

•	ensuring protection of capital;

•	implementing and reviewing appropriate risk management systems, the risk appetite statement and the risk management framework to manage both financial and non-financial risks;

•	monitoring the performance of management against the risk management framework, including whether it is operating within the risk management appetite set by the board of directors;

•	reviewing any material incident involving fraud or a break-down of the Company's risk controls and the "lessons learned";

•	receiving reports from management on new and emerging sources of risk and the risk controls and mitigation measures that management has put in place to deal with those risks; and

•	overseeing the Company's insurance program, having regard to the Company's business and the insurable risks associated with its business.

Remuneration and Nomination Committee

The members of the Remuneration and Nomination Committee are Mr Viney, Mr Burrows, and Dr Basharat. Mr Viney is the chairperson of the Remuneration and Nomination Committee. We are drawing upon Mr. Viney's prior experience as a director on the board of directors of various companies including as a member of the audit and risk committee and the remuneration and nomination committee of another Australian dual listed (Nasdaq and ASX) company in having appointed him as the chairperson of the Remuneration and Nomination Committee. In addition, Mr Viney has supported ASX listed remuneration and nomination committees as a company secretary for over 15 years.

All of our Remuneration and Nomination Committee members will satisfy the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our chief executive officer may not be present at any meeting of the Remuneration and Nomination Committee during which his compensation is deliberated.

The Remuneration and Nomination Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The Remuneration and Nomination Committee will be responsible for, among other things:

•	determining and reviewing the time commitment required from each director to discharge his or her obligations to the Company in an effective manner;

•	identifying and evaluating the necessary and desirable skills, experience and diversity of the board of directors and board committees;

•	identifying suitable candidates for appointment to the board of directors to ensure an appropriate mix of expertise, experience, diversity and succession;

•	formulating and reviewing a process for the nomination and selection of directors to the board of directors;

•	undertaking all appropriate checks before nominating an individual as a candidate for appointment to the board of directors;

•

assessing the independence of each non-executive director regularly, including any potential effect on independence arising out of the directorships held by, or offered to, each non-executive director in other public companies;

•	developing and implementing a succession plan for each director and senior executive in order to maintain all necessary and desirable competencies;

•	developing and implementing induction programs for directors, including ongoing professional development; and

•

implementing and maintaining a remuneration strategy capable of attracting and motivating each director and senior executive in the context of the objective of maximising value for the Company's security holders.

Code of Conduct

Our Board has adopted a Code of Conduct which we intend to amend in order to be current and comply with the standards expected of Nasdaq listed companies prior to the closing of this offering. The amended Code of Conduct will codify the business and ethical principles that govern all aspects of our business.

A director who has a material interest in a matter before our board of directors or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to remove himself or herself from the meeting while discussions and voting with respect to the matter are taking place.

Director Compensation

The Company adopted a remuneration policy on February 27, 2024 that aims to encourage behaviour that supports the sustained financial performance and security of the Company and remunerate the board of directors, executive and staff efforts to increase shareholder and stakeholder value. The following table describes director compensation to be paid to non-executive directors for their service on the board of directors and on each committee of the board of directors on which they serve under this policy and the Company’s Constitution:

Position	Annual Service Retainer	Chairperson Additional Retainer
Board of Directors	US$ 50,000	US$ 30,000
Audit and Risk Committee	US$ 8,000	US$ 4,000
Remuneration and Nomination Committee	US$ 5,000	US$ 3,000
Business Development and Operations Committee	US$ 5,000	US$ 3,000
Science, IP and Product Development Committee	US$ 5,000	US$ 3,000

As set forth above, the Company will pay each of its non-executive directors a director fee consisting of an annual retainer to be paid out of the funds of the Company which will be allocated to each non-executive director on an equal basis having regard to the proportion of the relevant year for which each director held office or as otherwise decided by the board of directors. In addition, if a director, at the request of the board of directors, serves on a committee of the board, the Company may pay that director an additional annual retainer for doing so. The chairperson of each committee will receive an additional retainer for service on each committee in accordance with the Company's remuneration policy. These fees are payable quarterly in arrears, provided that the amount of such payment will be prorated for any portion of such period that the director is not serving on the board of directors or the applicable committee(s). In addition, non-employee directors will be eligible to receive awards under one of the Company’s equity-based long term incentive plans which include a performance rights scheme for Australian participants, an Australian options plan for Australian participants and a U.S. option plan for U.S. participants at the discretion of the Remuneration and Nomination Committee. Non-employee directors may also be entitled to non-cash compensation at the discretion of the Remuneration and Nomination Committee. All non-executive directors have been reimbursed for all expenses incurred so far in connection with their service to the Company.

The following table sets forth information regarding the compensation paid to our directors during the fiscal year ended June 30, 2024.

Name	Fees earned or paid in cash (US$) [1]	Stock Awards (US$)	Option Awards (US$)	Total compensation (US$)
Nicholas M. Murphy	87,631	-	84,737	172,368
Paul K.M Viney	59,907	51,681	-	111,588
Nicholas J. Burrows	36,789	33,892	-	70,681
Santiago M. Blanco	30,297	-	40,290	70,587
Teresa R. Burleson	16,144	-	40,290	56,434
Saadia Basharat	16,777	-	40,290	57,067
Totals	247,545	85,573	120,870	538,725

Notes:

*	Fees earned or paid in cash include all director and committee fees, and superannuation (pension) paid to Australian resident directors (Mr. Viney and Mr Burrows)
**

Stock Awards include the performance rights issued to Australian resident directors. Performance rights were valued at fair value and, subject to performance requirements, vest in 3 equal tranches over the following periods: : (i) tranche 1 will begin 1 January 2024 and end 31 December 2024; (ii) tranche 2 will begin 1 January 2025 and end 31 December 2025; and (iii) tranche 3 will begin 1 January 2026 and end 31 December 2026.

***

Options Awards include the options issued to U.S. resident directors under the Company' U.S. Option Plan. Options were valued at fair value and, subject to performance requirements, vest in 3 equal tranches over the following periods: (i) tranche 1 will begin 1 January 2024 and end 31 December 2024; (ii) tranche 2 will begin 1 January 2025 and end 31 December 2025; and (iii) tranche 3 will begin 1 January 2026 and end 31 December 2026.

The following table presents performance rights that have been granted over unissued shares to our non-executive officers, after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024

Name	Grant Date	Awards termination date	Share Price of each right	Number of vested Awards	Number of outstanding Awards
Paul K.M Viney	1 March 2024	31 December 2026	1.88	-	127,656
Nicholas J. Burrows	1 March 2024	31 December 2026	1.88	-	79,785
Totals					207,441

Notes:

1.

Australian performance rights granted for no consideration payable by a participant and provide a right to be allocated one Ordinary Share for each performance right. The number of Australian performance rights granted to a participant will be split into 3 equal tranches. The vesting period for: (i) tranche 1 will begin 1 January 2024 and end 31 December 2024; (ii) tranche 2 will begin 1 January 2025 and end 31 December 2025; and (iii) tranche 3 will begin 1 January 2026 and end 31 December 2026. The performance requirements for vesting are set out below:

(a)	The closing price of the Company’s Shares must be at least 15% greater than the US$1.88 for a minimum of 20 days during the tranche 1 vesting period;
(b)	the closing price of the Company’s Shares must be at least 32.25% greater than the US$1.88 for a minimum of 20 days during the tranche 2 vesting period; and
(c)	the closing price of the Company’s Shares must be at least 52.09% greater than the US$1.88 for a minimum of 20 days during the tranche 3 vesting period.

Each tranche of the Australian performance rights will expire on last day of its vesting period or, subject discretion of the Company, at such time that the participant ceases to be an employee or director (as applicable) with the Company.

The following table presents options that have been granted over unissued shares to our non-executive officers, after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024

Name	Grant Date	Option termination date	Exercise Price of each option	Number of vested options	Number of outstanding options
Santiago M. Blanco	10 April 2024	31 December 2026	1.88	-	79,785
Teresa R. Burleson	10 April 2024	31 December 2026	1.88	-	79,785
Saadia Basharat	10 April 2024	31 December 2026	1.88	-	79,785
Totals					239,355

Notes:

1.

U.S. options granted with an exercise price of US$1.88 per option. The total number of U.S. options granted to an option holder will be split into 3 equal tranches. The vesting period for: (i) tranche 1 will begin 1 January 2024 and end 31 December 2024; (ii) tranche 2 will begin 1 January 2025 and end 31 December 2025; and (iii) tranche 3 will begin 1 January 2026 and end 31 December 2026. The performance requirements for vesting are set out below:

(a)	The closing price of the Company’s Shares must be at least 15% greater than the US$1.88 for a minimum of 20 days during the tranche 1 vesting period;
(b)	the closing price of the Company’s Shares must be at least 32.25% greater than the US$1.88 for a minimum of 20 days during the tranche 2 vesting period; and

(c)	the closing price of the Company’s Shares must be at least 52.09% greater than the US$1.88 for a minimum of 20 days during the tranche 3 vesting period.

The U.S. Options will expire on December 31, 2026 or, subject to the circumstances of the option holders cessation of continuous service with the Company, at such time that the option holder's continuous service with the Company ceases.

Non-Employee Director Compensation Practices

The Company’s non-executive directors (“NEDs”) will receive fixed annual remuneration (FAR) with the possibility of additional long term incentives (LTI) for their services. They are not entitled to receive any benefit on retirement or resignation, subject to NEDs who participate in the Company’s performance rights scheme, whose performance rights may be subject to accelerated vesting (at the discretion of the board of directors) if the NED were to cease employment as a result of death, permanent disablement, retirement or redundancy, or such other reason as determined by the board of directors (Good Leaver Reason). The Shareholders have approved a NED fee cap in the general meeting held on July 1, 2024 (Fee Cap) which may be amended from time to time. The Fee Cap includes both cash and non-cash remuneration payments (excluding LTI).

The above will be reviewed by the Remuneration and Nomination Committee in July of each year (commencing 2025), with any resultant Increment to take effect from July 1st in that year following Board approval. From time to time, the board of directors may determine that the review will include an independent market-based assessment.

Australian based Chair

The Australian based Chair of the Board has received an Australian performance rights scheme offer equating to the gross dollar amount of the Chair’s annual retainer (inclusive of superannuation guarantee levy) multiplied by three (3) (being the number of years over which the offer will apply). Key performance indicators (KPIs) have been set for the offer, which are designed to align LTI rewards with the Company’s Share price growth.

Australian based NEDs

Australian based NEDs have received an Australian performance rights scheme offer equating to the gross dollar amount of their annual retainer (inclusive of superannuation guarantee levy) multiplied by three (3) (being the number of years over which the offer will apply). KPIs have been set for each offer, which are designed to align LTI rewards with the Company’s Share price growth. NEDs are provided with a Letter of Appointment which details key terms of their agreement.

USA based NEDs

U.S. based NEDs have received a U.S. option plan offer equating to the gross dollar amount of their annual retainer (inclusive of 401k) multiplied by the three (3) years over which each offer will apply. KPIs will be set for each offer period designed to align LTI reward to the Company’s Share price growth. The increment in the Company’s Share price must be achieved in at least 20 individual trading days in each year of the 3-year offer period for the award to vest.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

Under our Constitution, to the extent permitted by the Corporations Act, we may indemnify or insure any person who is or has been our officer, which indemnity or insurance policy may be in such terms as the directors approve and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy. Under Australian law, an “officer” includes any director.

We have entered into Deeds of Access, Indemnity and Insurance with each director (“Indemnity Deeds”). Separately, we have obtained insurance for each of our directors and officers, as required by the Indemnity Deeds (“D&O Policy”). Our aggregate insurance coverage is US$1.0 million with individual and aggregate sub-limits for certain claims and expenses. A retention amount between nil and US$25,000 applies to certain claims outside the United States, while certain claims in the United States have a retention amount of up to US$125,000. We pay an aggregate annual premium of US$[*] for D&O Policy.

Under the Indemnity Deeds, we, to the extent permitted by law and to the extent that the director is not indemnified under the D&O Policy maintained by the Company, indemnify each person who is a current or former director or officer of our Company against general liabilities and reasonable legal costs incurred by that person as a result of their appointment.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, our Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. The board of directors is responsible for setting executive compensation and establishing corporate performance objectives. In considering executive compensation, the board of directors strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The board of directors considers the implications of the risks associated with our compensation policies and practices.

Remuneration of Key Management Personnel

Key management personnel are defined as those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company (“KMP”). As such, KMP comprise the non-executive directors, the Managing Director / Chief Executive Officer (“MD”) and the executives directly reporting to the MD.

Structure of Remuneration for All Staff

The Company’s remuneration structure is summarised as follows:

Employee level	Short Term Incentive (“STI”)	Long Term Incentive (“LTI”)
MD	Up to 40% of Fixed Annual Remuneration (“FAR”)	Up to 50% of FAR (p.a.)*
Other “C-Level” Executives	Up to 20% of FAR	Up to 30% of FAR**
All Other Staff	Up to 15% of FAR	10% - 20% of FAR**

* offers and allotment to be at the discretion of the board of directors.

** individual employee allotment at the discretion of the MD in consultation with the Remuneration and Nomination Committee and the board of directors.

The ability to pay override applies to all STI and LTI awards, at the absolute discretion of the board of directors.

Short Term Incentives

Payment of any STI is conditional upon the achievement of pre-determined performance criteria tailored to the respective role, with such performance criteria to be agreed with the employee and set at the commencement of each fiscal year.

Each year, the Remuneration and Nomination Committee may recommend to the board of directors the key performance indicators (“KPIs”) for the Managing Director and the executive team. The Remuneration and Nomination Committee may select performance objectives which provide a robust link between executive remuneration and the key drivers of shareholder value.

The KPIs are measures relating to Company and personal performance accountabilities and include financial, strategic, operational, cultural and customer/stakeholder measures. The measures are chosen and weighted to best align the individual’s remuneration to the KPIs of the Company and its overall short and longer-term performance. KPIs are weighted towards the achievement of profit and share price growth targets.

Long Term Incentive Plans

The LTI plans were established by the board of directors to encourage the KMP (comprising the MD, participating executives and participating non-executive directors) and all staff to have a greater involvement in the achievement of the Company's objectives. To achieve this aim, the LTI plans provide for the issue to the participating directors and employees of performance rights or share options in accordance with the following criteria:

•	Performance Rights Scheme (“PRS”) for Australian participants.

•	AU Options Plan (“AUO”) for the inaugural MD.

•	US Option Plan (“USO”) for US participants.

Performance rights granted under the PRS will convert to fully paid Ordinary Shares in the Company (Shares) if performance criteria specified by the Board are satisfied in a set performance period.

Share options granted to the MD under the AUO will convert to Shares if performance criteria specified by the Board are satisfied in a set performance period (such that the Share options 'vest'), and the MD thereafter exercises the vested options within the specified exercise period by paying the set option exercise price.

Under the LTI plans, an offer may be made to individual employees every 3 years as determined by the Board. The maximum value of the offer is determined as a percentage of the FAR of each staff member (excluding the non-executive directors, which is determined on a case-by-case basis). The maximum percentages are disclosed in the remuneration structure above. The number of Shares that a participant may be issued in each LTI offer is calculated based upon the volume weighted average price (VWAP) of the Company's Shares over a trading period prior to the offer, as determined by the Board. Each LTI offer will be made on the basis of a 1-for-1 conversion entitlement (i.e., 1,000 performance rights will entitle the holder to 1,000 Shares upon the satisfaction of the specified performance criteria).

Where an employee commences employment with the Company post July 1st in a given year and/ or part way through an LTI term, the Board in its absolute discretion may provide for a pro-rata PRS or options offer to be made.

Under the LTI plans, Shares may only be issued to participating employees if certain performance criteria are satisfied within the pre-determined performance period. Both the performance criteria and the performance period are set by the Board, in its absolute discretion. The Board has set the three calendar years commencing on January 1, 2024 as the performance period for the first round of offers.

Under the LTI plans, if a participant ceases employment prior to the end of their applicable performance period due to a Good Leaver Reason (as defined), the Company may, in its discretion accelerate the vesting of some or all of that participant's awards. However, if a participant ceases employment during the performance period for any reason that is not a Good Leaver Reason (Bad Leaver Reason), that participant's awards will immediately lapse.

Under the LTI plans, offers may be subject to restrictions on disposal and forfeiture provisions. Following the vesting of awards and the allotment of Shares to participants, participants may be restricted from disposing of, or otherwise dealing with, their Shares for a period of 12 months, or any other period as determined by the Board (Restriction Period). During the Restriction Period (as defined), participants will forfeit all of their entitlements to their Shares if the Board determines that the participant has ceased employment due to a Bad Leaver Reason (as defined). The Company may adopt procedures and enter into such arrangements as it considers necessary to enforce the disposal restrictions and forfeiture provisions, including placing a holding lock on the Shares for the duration of the Restriction Period.

Following the end of the Restriction Period, all restrictions on disposal and provisions regarding forfeiture will cease to apply.

Any remuneration payable to any participating employee under any LTI offer is subject to reassessment and possible forfeiture if the results on which the LTI remuneration was based are subsequently found to have been the subject of deliberate management misstatement.

These Procedures are subject to the Company's Policy for the Recovery of Erroneously Awarded Compensation (Clawback Policy), a copy of which is available on our website at www.genembryomics.com.

Allotment of LTIs to eligible employees is at the complete discretion of the Board.

Any performance rights or share options to be offered or allocated to the directors, MD or other executive under the LTI plans may require prior Shareholder approval in accordance with the Nasdaq Listing Rules that apply to the Company.

LTI participants are required to not hedge their economic exposure to any unallocated or allocated Share entitlement to LTI Shares.

Failure to comply with this directive will constitute a breach of duty and may result in forfeiture of the offer and/or dismissal.

Basis of Employment

The remuneration policy of the Company is to:

•	engage the MD and other Australian based executives and staff on rolling fixed term or open ended contracts; and

•	provide those staff with no-fault (Good Leaver) termination rights upon the giving of three (3) months’ notice and pro-rata LTI availability up until the date of exit.

We intend to employ all other staff under Employer of Record arrangements, which will be determined by the Board from time to time.

As the LTI arrangements are to be made available to eligible employees directly by the Company and not via any Employer of Record processes, pro-rata LTI availability up until the date of exit for these employees will be provided, subject to “Good Leaver” provisions.

Executive Compensation Practices

Remuneration packages for the MD and executives are based on the following reward components, aimed at driving superior performance:

1.	Fixed annual remuneration;

2.	Short term cash incentives;

3.	Equity based long term incentives, comprising:

-	a Performance Rights Scheme (“PRS”) for Australian participants;

-	an Australian Options Plan (“AUO”) for the inaugural MD; and

-	a US Option Plan (“USO”) for US participants.

In aggregate, these rewards are referred to as the Total Remuneration.

The MD’s Total Remuneration is determined by the board of directors on the advice of the Remuneration and Nomination Committee (“RNC”). At its discretion, the RNC will seek external advice on the appropriate level and structure of the MD’s Total Remuneration. The remuneration packages of the other executives are approved by the board of directors on the recommendation of the RNC and the MD. The Total Remuneration of the MD and other executive positions will be reviewed by the RNC in July of each year (commencing 2025), with any resultant increment to take effect from July 1st in that year. From time to time, the Board may determine that the review will include an independent market-based assessment.

LTI arrangements for Australian based MD

The MD will be invited to participate in the Australian Options Plan and receive an offer of options equating to US$100,000 multiplied by three (3) (being the number of years over which the offer will apply).

KPIs will be set for the offer, which are designed to align LTI rewards with the Company’s Share price growth. Satisfaction of the KPIs will be assessed at the end of each year in the 3-year offer period. The target growth increment in the Company’s Share price must be achieved for at least 20 days in each individual year of the 3-year offer period for the annual options to vest. The KPIs for the initial offer include a 15% growth increment in the Company’s Share price, which must be achieved for at least 20 days in each individual year of the offer. Shares will be allotted to the MD following the valid exercise of vested options (via the delivery of an executed exercise notice and the payment to the Company of the exercise price for the vested options).

Summary of Executive Officer Compensation

The following table sets forth information regarding the compensation paid to our Managing Director and Chief Executive Officer (principal executive officer) and executive officers during the year ended June 30, 2023. No executive officer received compensation during the year ended June 30, 2022.

Name and Principal Position	Salary & fees (US$)	Super- annuation / Retirement Benefits (US$)	Non-cash Monetary Benefits (US$)	Australian options (US$)	Australian performance rights (US$)	US options (US$)	Total compensation (US$)
Nicholas M. Murphy (Managing Director and CEO)	63,874	6,707	4,952	-	-	-	75,533
Totals	63,874	6,707	4,952	-	-	-	75,533

Notes:

*	The table above does not include directors and executive officers who were appointed after June 30, 2023.
**	Santiago M. Blanco was an advisor to the board of directors during the year ended June 30, 2023, and received non-cash monetary benefits of US$44,243 in the year ended June 30, 2023.

Agreements with Executive Officers

The employment and engagement of our CEO has been formalized in contract. A summary of the CEO contract is provided below.

Nicholas M. Murphy — Founder, Managing Director and Chief Executive Officer.

The Company entered into an employment agreement with Dr. Murphy on October 22, 2022. Dr. Murphy will serve as the Company’s Chief Executive Officer and director and will receive (i) an annual remuneration of AU$129,996, inclusive of superannuation at 10.5% or equivalent to the minimum superannuation contribution rate as set by the applicable superannuation guarantee legislation in Australia; and (ii) 159,575 (post-split) options issued on or around March 29, 2024 with an exercise price of US$3.95 per option Share (post-split) and a vesting period which commenced on January 1, 2024 and ends on December 31, 2026. Dr. Murphy will oversee all aspects of the Company's operations, including scientific research and financial planning. The employment agreement stipulates that Dr. Murphy must give one (1) month's written notice of his intent to resign, allowing the Company to find a suitable replacement.

Outstanding Equity Awards at Fiscal Year-End

The following table presents options and performance rights that have been granted over unissued shares since the end of the years ended June 30, 2023 and 2022, to our executive officers, after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024.

Name and Principal Position	Grant Date	Option termination date	Exercise Price of each option	Number of vested options	Number of outstanding options
Nicholas M. Murphy (Managing Director and CEO)	March 29, 2024	Tranche 1: December 31, 2027 Tranche 2: December 31, 2028 Tranche 3: December 31, 2029	US$3.95	0	159,575

Notes:

1.

Australian options granted with an exercise price of US$3.95 per option. The total number of options granted to Nicholas M. Murphy has been split into 3 equal tranches. The vesting period for: (i) tranche 1 will begin 1 January 2024 and end 31 December 2024; (ii) tranche 2 will begin 1 January 2025 and end 31 December 2025; and (iii) tranche 3 will begin 1 January 2026 and end 31 December 2026. The performance requirements for vesting are set out below:

(a)	The closing price of the Company’s Shares must be at least 15% greater than the US$3.95 for a minimum of 20 days during the tranche 1 vesting period;
(b)	the closing price of the Company’s Shares must be at least 32.25% greater than the US$3.95 for a minimum of 20 days during the tranche 2 vesting period; and
(c)	the closing price of the Company’s Shares must be at least 52.09% greater than the US$3.95 for a minimum of 20 days during the tranche 3 vesting period.

The option holder must also remain an employee of the Company throughout a tranche vesting period to exercise options in that tranche. Each tranche of the Australian options will expire three years after day of its vesting period.

Equity Compensation Plan Information

The table below sets forth information as of June 30, 2024 for equity compensation and presents securities after giving effect after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	323,132	$1.88	1,037,647
Equity compensation plans not approved by security holders	432,285	$2.64	-
Total	755,417	-	1,037,647

Notes:

1.	The Company obtained security holder approval for the Company's U.S. equity incentive plan.
2.

The Company has not obtained, and is not required to obtain, security holder approval for the Company’s Australian equity incentive plan. Options, warrants and rights may be issued under the Australian equity incentive plan at the discretion of the board of directors of the Company.

3.

The number of securities reflected in column (a) for equity compensation plans not approved by security holders includes: (i) 207,446 securities to be issued upon the exercise of Australian performance rights which have been granted to directors of the Company and approved by the security holders at a general meeting of the Company; and (ii) 224,839 securities to be issued upon the exercise of Australian options and Australian performance rights which have been granted to employees of the Company at the discretion of the board of directors of the Company.

Eligible Employee Compensation Practices

Australian based eligible employees

Australian based eligible employees may receive an individually tailored Australian Performance Rights Scheme offer. The MD, in consultation with the RNC, will determine which Australian based eligible employees are to receive an offer.

KPIs will be set for each offer, which are designed to align LTI rewards with the Company’s Share price growth. The target increment in the Company’s Share price must be achieved for at least 20 days in each individual year of the 3-year offer period for the annual Performance Rights to vest.

USA based eligible employees

An individually tailored US Option Plan offer will apply.

KPIs will be set for each offer period designed to align LTI reward to the Company’s Share price growth.

Remuneration of Senior Managers and other employees

Senior managers comprise direct reports to members of the executive team. The remuneration packages of the senior managers are approved by the MD following consultation with the RNC. The MD may seek external advice on the appropriate level and structure of senior manager remuneration to assist the executive team to determine appropriate market relative reward structures and amounts.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Only one class of shares, being the Ordinary Shares, has been issued by the Company at this time. The board of directors of the Company is authorized to issue an unlimited number of Ordinary Shares.

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of [*], 2024:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as- converted basis.

The calculations in the table below are based on [6,941,601] Ordinary Shares outstanding as of [*], 2024, after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person is based on [*] shares of common stock, issued and outstanding on [*], 2024 and [*] shares of common stock issued and outstanding after this initial public offering, plus, for each individual, we have included shares that the person has the right to acquire within 60 days of [*], 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owner	Total Ordinary Shares Beneficially Owned	% of Beneficial Ownership	%of Beneficial Ownership After the Offering
Directors and Executive Officers*:
Nicholas M. Murphy[1]	3,428,192	47.66%
Paul K.M. Viney[2]	248,942	3.46%
Nicholas J. Burrows[3]	30,195	**
Santiago M. Blanco[4]	39,893	**
Saadia Basharat[5]	26,595	**
Teresa R. Burleson[6]	37,233	**
Kyle Day[7]	227,114	3.15%
Christian Dal Cin[8]	1,800	**
Directors and executive officers as group (8 persons)	4,002,731	55.64%
5% or Greater Shareholders:
Artesian MedTech Pty Ltd of 45-47 Wangaratta Street, Richmond VIC 3121, Australia.	1,475,015	20.51%
Homu Investis S.L. of Passeig De La Mare De Deu De Montserrat, Sant Andreu De Llavaneres, Barcelona, Spain.	859,644	11.95%

*Except as otherwise indicated below, the business address of our directors and executive officers is Level 14, Australia Square, 264-278 George Street, Sydney NSW 2000, Australia.

** Less than 1%.

(1)

Includes 3,375,000 Ordinary Shares which are held directly and options to purchase 53,192 Ordinary Shares which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$4.54 for at least 20 consecutive days.

(2)

Includes 199,188 Ordinary Shares which are held directly, 7,200 Ordinary Shares which are held indirectly and rights to receive 42,554 Ordinary Shares which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$2.16 for at least 20 consecutive days.

(3)

Includes 3,600 Ordinary Shares which are held directly and rights to receive 26,595 Ordinary Shares which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$2.16 for at least 20 consecutive days.

(4)

Includes 13,298 Ordinary Shares which are held indirectly and options to purchase 26,595 Ordinary Shares which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$2.16 for at least 20 consecutive days.

(5)	Includes options to purchase 26,595 Ordinary Shares exercisable which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$2.16 for at least 20 consecutive days.
(6)

Includes 10,638 Ordinary Shares which are held directly and options to purchase 26,595 Ordinary Shares which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$2.16 for at least 20 consecutive days.

(7)

Includes 199,188 Ordinary Shares which are held directly and options to purchase 27,926 Ordinary Shares which may be exercisable within 60 days of the Company’s Ordinary Share price remaining above US$2.16 for at least 20 consecutive days.

(8)	Includes 1,800 Ordinary Shares which are held indirectly.

As of [*], 2024, there were twenty-nine (29) holders of Ordinary Shares in our Company, with 20 holders of record in Australia, representing approximately [*]% of our Ordinary Shares.

Our Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and approval of transactions with related persons

We maintain procedures that govern related party transactions. Pursuant to our Code of Conduct currently in place and that will be amended prior to the closing of this offering, executive officers and directors of the Company must not engage in any activities that involve or could appear to involve a conflict between their personal interests and the interests of the Company. The Code of Conduct in its current form is available on our website at www.genembryomics.com. In addition, we have enacted procedures to monitor related party transactions by identifying possible related parties through questions in our director and officer questionnaires, determining whether we receive payments from or make payments to any of the identified related parties, and if we determine payments are made or received, researching the nature of the interactions between the Company and the related parties to ensure that the related person does not have an interest in the transaction with the Company. The Audit and Risk Committee is responsible for reviewing material related party transactions that involve the Company, our directors or executive officers, or any of their immediate family members.

We have described below related party transactions, since July 1, 2023 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed US$120,000.

Agreements with Executive Officers

For a description of our contractual agreements with our executive officers, please see the section titled “Compensation”.

Provision of Services by Progenesis

On March 18, 2024, we entered into a Memorandum of Understanding (“MoU”) with Progenesis Inc. who will exclusively process all their preimplantation genetic testing for monogenic disorders (“PGT-M”) and preimplantation genetic testing for whole-genome sequencing (“PGT-WGS”) samples using the GenEmbryomics platform. Santiago Munné Blanco, a non-executive director of the Company, is the Scientific Director at Progenesis Inc. The exact dollar amount involved in this relationship cannot yet be determined however we anticipate the value to exceed US$120,000 in the first 12 months from the date of execution of the MoU. The section titled "Business - Key Relationships" provides further description of our MOU with Progenesis.

COMPARISON OF AUSTRALIAN CORPORATIONS ACT TO DELAWARE GENERAL CORPORATION LAW

We have changed our name to GenEmbryomics Limited upon our conversion to an Australian public company on February 9, 2024. See “Description of Share Capital and Constitution.” Our corporate affairs are governed by the Constitution and by the Corporations Act and the other laws governing corporations incorporated in Australia.

The rights of our shareholders and the responsibilities of the members of our board of directors under Australian law are different from those applicable to a corporation incorporated in the State of Delaware. Set forth below are the material differences between the Corporations Act and other relevant Australian corporate law and the Delaware General Corporation Law and other relevant Delaware law with respect to rights of our shareholders and the responsibilities of the members of our Board. The comparison below is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Share capital

Australian law does not contain any concept of authorized capital or par value per share. The number and issue price of shares is set by our directors collectively as a board at the time of each issue.

Under the Delaware General Corporation Law (“DGCL”), a corporation may issue one or more classes of stock or one or more series of stock within any class thereof, any or all of which classes may be of stock with par value or stock without par value with any such issuance of shares of common stock limited by an authorized capital stock set out in such corporation’s certificate of incorporation.

Share buy-backs

Under the Corporations Act, a company may buy back its shares. The procedure, which may include shareholder approval, depends on the type of the buy-back and the quantity of shares subject to the buy-back. Share buy-backs must not materially prejudice the company’s ability to pay its creditors. A company cannot hold its own shares for more than 12 months directly or indirectly including after a buy-back.

The DGCL generally permits corporations to purchase or redeem its outstanding shares out of funds legally available for that purpose without obtaining shareholder approval, provided that:

•         the capital of the corporation is not impaired;

•         such purchase or redemption would not cause the capital of the corporation to become impaired;

•         the purchase price does not exceed the price at which the shares are redeemable at the option of the corporation; and

•         immediately following any such redemption, the corporation shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Variation of class rights

The rights and privileges attached to any class of shares may generally only be varied with the written consent of holders of 75% of the issued shares of the affected class or by special resolution passed by at least 75% of the votes cast by shareholders entitled to vote at a meeting of the holders of the issued shares of the affected class.

Under the DGCL, any amendment to a corporation’s certificate of incorporation requires approval by holders representing a majority of the outstanding shares of a particular class if that amendment would:

•         increase or decrease the aggregate number of authorized shares of that class:

•         increase or decrease the par value of the shares of that class; or

•         alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to adversely affect that series without adversely affecting the entire class, then only the shares of the series so affected shall be considered a separate class and entitled to such separate class approval of the proposed amendment.

Under the DGCL, amendments to a corporation’s certificate of incorporation also generally require:

•         a board resolution recommending the amendment; and

•         approval of a majority of the outstanding shares entitled to vote and a majority of the outstanding shares of each class entitled to vote.

Number of directors

Public companies in Australia must have:

•         no fewer than three directors (not counting alternate directors), at least two of whom are ordinarily resident in Australia; and

•         at least one company secretary ordinarily resident in Australia.

Under the DGCL, the board of directors of a corporation shall consist of 1 or more members. The number of directors shall be fixed by, or in the manner provided in, the corporation’s bylaws or certificate of incorporation.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Payment of dividends

The Corporations Act provides that a company must not pay a dividend unless:

•         its assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; and

•         the dividend is fair and reasonable to the company’s shareholders as a whole; and

•         the payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

Under the DGCL, a corporation’s board of directors is permitted to declare and pay dividends to stockholders either:

•         out of the corporation’s surplus, which is defined as the net assets less statutory capital; or

•         if no surplus exists, then out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference on distribution of assets.

Removal of directors

Under the Corporations Act, a director may only be removed by resolution at a general meeting of our shareholders. A notice of intention to move the resolution must generally be given to the Company at least two months before the meeting is to be held.

The DGCL provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock, or of a single class, entitled to vote generally in the election of directors, voting together as a single class.

Directors' duties

Under Australian law, directors have a wide range of both general law and statutory fiduciary duties, including duties to:

•         act in good faith in the best interests of the company as a whole;

•         act for a proper purpose; not improperly use information or their position;

•         exercise care, skill and diligence; and

•         avoid actual or potential conflicts of interest.

Under Delaware law, the directors of a corporation have fiduciary obligations, including the duty of care and the duty of loyalty.

The duty of care requires directors to inform themselves of all reasonably available material information before making business decisions on behalf of the corporation and to act with requisite care in discharging their duties to the corporation.

The duty of loyalty requires directors to act in good faith and in the corporation’s best interests.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Related party transactions

The Corporations Act prohibits the board of directors from giving related parties (including any director) a financial benefit unless:

•         it falls within an applicable exception;

•         shareholder approval is given in accordance with the Corporations Act; and

•         the benefit is given within 15 months after such approval.

Under the DGCL, no contract or transaction between a corporation and one or more of its directors, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its directors are directors or officers, or have a financial interest, will be void or voidable solely for that reason, or solely because the relevant director is present at or participates in the corporation’s board or committee meeting that authorizes the contract or transaction, or solely because the vote of the relevant director is counted for that purpose, if:

•         the material facts as to the director’s relationship or interest, and as to the contract or transaction, are disclosed or known to the corporation’s board or committee, and the corporation’s board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

•         the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the corporation’s stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders; or

•         the contract or transaction is fair to the corporation as of the time that it is authorized, approved or ratified by the corporation’s board, committee or stockholders.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Right to call meetings

Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The meeting must be called in the same way in which general meetings of the company may be called, including the dispatch of a notice of meeting including the matters to be voted upon. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. The request must be made in writing, state any resolution to be proposed at the meeting, be signed by the shareholders making the request and be given to the company. The board of directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

The DGCL states that each corporation shall hold an annual meeting of shareholders and that only the board of directors has the right to call a special meeting of shareholders, unless either the corporation’s certificate of incorporation or bylaws provides otherwise.

Quorum

Under the Corporations Act, the presence of two shareholders at all times during the meeting constitutes a quorum for a general meeting. The constitution of the company may increase this default requirement.

Under the DGCL, the default rule is that a quorum consists of a majority of the shares entitled to vote, present in person or represented by proxy. A company’s organizational documents may alter this default requirement, but may not lower it to less than one-third of the shares entitled to vote at the meeting.

Written Consent	Under the Corporations Act, shareholders of a public company in Australia are not permitted to approve corporate matters by written consent.

Under the DGCL, any action required to be taken at an annual or special meeting by stockholders may be taken without a meeting if consent in writing is signed by holders in the amount necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Shareholder resolutions

The Corporations Act requires certain matters to be resolved by a company by special resolution (passed by at least 75% of the votes cast by shareholders entitled to vote), including:

•         the change of name of the company;

•         a selective reduction of capital or selective share buy-back; the conversion of the company from one type or form to another;

•         a decision to wind up the company voluntarily; and

•         modification or repeal of the company’s constitution.

The DGCL contains no concept of special resolutions.

The DGCL requires the approval of a majority of all votes entitled to be cast by a corporation’s stockholders for specified actions including:

•         dissolution of the corporation;

•         most mergers or consolidations; and

•         amendments to the corporation’s certificate of incorporation.

Minority shareholder protections / relief from oppression

Under the Corporations Act, any shareholder of a company can apply for an order from the court in circumstances where the conduct of the company’s affairs, or any actual or proposed act or omission or resolution is either:

•         contrary to the interests of shareholders as a whole; or

•         oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholders in that capacity or any other capacity.

Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

The court may make any order that it considers appropriate in relation to the circumstances and the company including, among other things, an order that the company be wound up, that the Constitution be modified or repealed, or that a person is required to do a specified act.

The DGCL contains no equivalent statutory provisions. However, Delaware law may provide judicial remedies to stockholders in certain comparable circumstances.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Takeovers and takeovers defences

The Corporations Act restricts the acquisition by any person of a “relevant interest” in issued “voting shares” in a company under a transaction where, as a result of the acquisition, that person or someone else’s “voting power” in the company increases from 20% or below to more than 20% or from a starting point that is above 20% and below 90%. The takeovers prohibition is subject to a number of exceptions detailed in the Corporations Act. These exceptions include, for example, an acquisition:

•         of not more than 3% of the voting shares during any six- month period;

•         made with shareholder approval;

•         made under a takeover bid; or

•         resulting from a scheme of arrangement undertaken in accordance with the Corporations Act and approved by the court.

Any takeover bid must treat all shareholders alike, must not involve any collateral benefits and must comply with the timetable, disclosure and other requirements set out in the Australian Corporations Act.

The DGCL provides that if a holder acquires 15% or more of a corporation’s voting stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder (and the affiliates and associates of such person) (an “Interested Holder”), the corporation is prohibited from engaging in any business combination with the Interested Holder for a period of three years following the time the holder became an Interested Holder, subject to certain exceptions.

Such business combinations include:

(a)         certain mergers or consolidations with the Interested Holder or entities affiliated with the Interested Holder,

(b)         certain sales, leases, exchanges, pledges, transfers or other dispositions of the corporation’s assets to the Interested Holder, which assets have an aggregate market value equal to 10% or more of either all of the assets of the corporation or all of the outstanding stock of the corporation and

(c)         certain transactions which result in the issuance or transfer by the corporation or by any direct or indirect majority owned subsidiary of the corporation, to the Interested Holder, of any stock of the corporation or of such subsidiary.

ITEM	AUSTRALIAN CORPORATIONS ACT	DELAWARE GENERAL CORPORATION LAW
Winding up

Under the Corporations Act, a company can be wound up voluntarily by the shareholders by special resolution (i.e., passed by at least 75% of the votes cast by shareholders entitled to vote) in circumstances where the directors give a statutory declaration of solvency for such winding up. If the directors do not give a statutory declaration of solvency, a creditors’ voluntary winding up can commence by the shareholders passing a special resolution. Any surplus after payment of debts and interest will go to the shareholders according to the rights attached to their shares.

The DGCL permits the board of directors to authorize the dissolution of a corporation if:

•         a majority of the directors in office adopt a resolution to approve such dissolution at a meeting called for that purpose;

•         holders of a majority of the issued and outstanding shares entitled to vote on the matter adopt a resolution to approve dissolution at a stockholders’ meeting called for that purpose; and

•         a certificate of dissolution is filed with the Delaware Secretary of State.

The DGCL also permits stockholders to authorize the dissolution of a corporation without board action if:

•         all of the stockholders entitled to vote on the matter provide written consent to dissolution; and

•         a certificate of dissolution is filed with the Delaware Secretary of State.

DESCRIPTION OF SHARE CAPITAL AND CONSTITUTION

Our constituent document as a public company limited by shares is comprised of our Constitution which became effective on February 9, 2024 upon conversion into a public company and our change of name to GenEmbryomics Limited. This section describes the terms of the Constitution. The Constitution is subject to the provisions of the Corporations Act.

The rights and restrictions attaching to Ordinary Shares are derived through a combination of our Constitution, the Corporations Act and the common law applicable in Australia. A general summary of some of the rights and restrictions attaching to Ordinary Shares are summarized below.

Ordinary Shares

Our Ordinary Shares are shares of capital of the Company having no par value. The Board of the Company is authorized to issue an unlimited number of Ordinary Shares.

Issue of Shares

Our board of directors controls the allotment and issue of securities including Ordinary Shares. Subject to the Corporations Act and the listing rules of the securities exchange on which the Company is listed, the board of directors:

(a)	may allot, issue, cancel or otherwise dispose of the Ordinary Shares to any persons, on any terms and conditions, at that issue price and at those times as our board of directors thinks fit;

(b)	have full power to give any person a call or option over any Shares during any time and for any consideration as our board of directors thinks fit; and

(c)

may issue shares with any preferential, deferred or special rights, privileges or conditions or with any restrictions (whether in regard to dividends, voting, return of Share capital or otherwise) as our board of directors determines.

Only one class of shares, being the Ordinary Shares, has been issued at this time.

Dividends

Under the Constitution, the power to determine that a dividend is payable and to declare dividends is vested in the board of directors. The holders of the Ordinary Shares in the Company are entitled to receive such dividends as may be declared by our board of directors, which may fix the amount and the timing for payment and the method of payment of any dividend in accordance with our Constitution, the Corporations Act and the listing rules of the securities exchange on which we are listed. Dividends are declared and paid to holders of Ordinary Shares in the same proportion that the amounts paid up on the issue price of each holder’s Ordinary Shares bears to the total issue price of those Ordinary Shares.

Reserves

Under the Constitution, our board of directors may in their discretion set aside out of the Company’s profits any sums for any purpose it decides and use any sum set aside in the business of the Company or invest it in investments selected by the Board and vary and deal with those investments as it decides. The board of directors may, as it sees fit, carry forward any amount out of the profits which the Board decides not to distribute as dividends without transferring that amount to a reserve.

Variations to Rights and obligations of Shareholders

Pursuant to the Constitution, the Company may issue preference shares including preference shares which are, or which at the option of the Company or holder may be, liable to be redeemed or converted into Ordinary Shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in the Constitution in relation to Ordinary Shares. Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of Shares made for the purposes of the redemption.

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, then those rights may be varied or cancelled only in accordance with the procedure. The rights attached to the Ordinary Shares in the Company may only be varied with the consent in writing of the holders of at least 75% of the Ordinary Shares, or with the sanction of a special resolution passed at a separate meeting of the holders of Ordinary Shares. A special resolution of the holders of the Ordinary Shares means a resolution of the holders of the Ordinary Shares at a duly convened meeting of the holders of the Ordinary Shares passed by at least 75% of the votes cast by the holders entitled to vote on the resolution, unless otherwise required by the Corporations Act or the Constitution.

Right to Share in Our Profits

Pursuant to the Constitution, the Shareholders in the Company are entitled to participate in our profits by payment of dividends or other amounts that are determined by the board of directors to be payable to Shareholders, including repayments of capital and distributions of capitalised amounts.

Rights to Share in the Surplus in the Event of Winding Up

The Constitution provides for the right of holders of the Ordinary Shares to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares of the Company issued on special terms and conditions.

Transfer of Shares

Subject to the Constitution and to any restrictions attached to any Ordinary Share or classes of shares, our Ordinary Shares may be transferred by any means permitted by the Corporations Act or by law. Our board of directors may, in circumstances permitted by the Constitution, including refusals permitted by the listing rules of the securities exchange on which we are listed, declines to register a transfer of Ordinary Shares. If our board of directors declines to register a transfer, we must give the party lodging the transfer written notice of the refusal and the reason for refusal.

Transfer Agent

Computershare Limited is expected to serve as the transfer agent for our Ordinary Shares.

The Board of Directors

The board of directors is comprised of the directors of the Company and may exercise any and all powers of the Company, except those that vest in the Shareholders as per the Corporations Act and the Constitution.

Currently, our board of directors is comprised of Dr. Nicholas M. Murphy, Mr. Paul K.M. Viney, Mr. Nicholas J. Burrows, Dr. Saadia Basharat and Ms. Tess Burleson. Mr. Viney is the Chairman of the board of directors. Dr. Murphy is an Executive Director (Managing Director) and CEO. Mr. Viney, Mr. Burrows, Dr. Basharat and Ms. Burleson are the independent directors on our board of directors.

Under the Constitution, the board of directors must be constituted by a minimum of three (3) Directors, two (2) of whom must ordinarily reside in Australia.

Appointment

Our directors are elected or re-elected by resolution by our shareholders at our general meetings.

Our board of directors may also appoint a director to fill a casual vacancy on our board or in addition to the existing directors, who will then hold office until our next annual general meeting and is then eligible for election at that meeting. No director of our Company, other than our managing director, may hold office without re-election for more than three years or past the third annual general meeting following the meeting at which the director was last elected or re-elected (whichever is later).

Director Voting

Questions arising at a meeting of our board of directors will be decided by a majority of votes of the directors present at the meeting and entitled to vote on the matter. In the case of an equality of votes on a resolution, the Chair of the meeting does not have a casting vote and the matter is decided in the negative.

A written resolution of our board of directors may be passed without holding a meeting, if all directors entitled to receive notice of and vote on the resolution sign a document containing a statement that they are in favour of the resolution.

Powers and Duties of Our Directors

Our board of directors has power to manage our business and may exercise every right, power or capacity of the Company to the exclusion of the Company in general meeting and the Shareholder except as otherwise required by the Corporations Act, any applicable law, the listing rules of the securities exchange on which we are listed, or our Constitution.

Our board of directors may also delegate any of its powers to a committee of directors, a single director, an employee, or any other person. Any powers delegated by our board of directors may be subject to terms and restrictions determined by the board of directors or made for a specified period of time.

Indemnification of Directors and Officers

We, to the extent permitted by law, may in our discretion indemnify each person who is a current or former director or officer of our Company against any losses or liability incurred by that person a result of their appointment.

We, to the extent permitted by law, may enter into and pay premiums on a contract insuring any person who is a current or former director or officer against any liability incurred by that person as a result of their appointment.

Shareholders Meetings

Per the Constitution and the Corporations Act, our board of directors needs to call an annual general meeting of Shareholders at least once in each calendar year and within 5 months after the end of its fiscal year. Additional general meetings may be held at such times determined by the board of directors or a director or when otherwise required by the Corporations Act.

The Corporations Act contains provisions enabling Shareholders with a certain percentage of votes to either call a meeting of Shareholders or instruct our board of directors to call a meeting of Shareholders, including the resolutions to be proposed at the meeting. Moreover, all decisions of the Company that are required by the Constitution to be determined by the Shareholders, must be made at a general meeting which may be held in person or by teleconference or video link.

Notices

Every shareholder of our Company is entitled to receive notice of and, except in certain circumstances, attend and vote at our general meetings and to receive all notices, accounts and other documents required to be sent to our Shareholders under the Constitution and the Corporations Act. Under our Constitution, at least 28 days’ notice of meeting must be given to our Shareholders, our directors, the securities exchange in which we are listed, and our auditor. While we are listed on the Nasdaq Capital Market, or Nasdaq, notice must be given within any time limits prescribed by the Nasdaq rules.

Ordinary Resolution

Unless applicable law or the Constitution requires a Special Resolution, an Ordinary Resolution of Shareholders is passed if more than 50% of the votes at the meeting are cast in Favor of the Resolution by Shareholders in person or proxy entitled to vote upon the relevant resolution.

Special Resolution

A Special Resolution is passed if the notice of meeting sets out the intention to propose the Special Resolution and it is passed if at least 75% of the votes at the meeting are cast by Shareholders entitled to vote upon the relevant resolution in person or by proxy.

Shareholder Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares in the Company (at present, there is only one class of Shares), at a general meeting of the Company:

(a)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(b)	on a show of hands, every Shareholder present in person or by proxy, attorney or representative has one vote (unless a Shareholder has appointed more than one proxy); and

(c)	on a poll, every Shareholder present in person or by proxy, attorney or representative has one vote for each Share held (with adjusted voting rights for partly paid Shares).

If the votes are equal on a proposed resolution, the chairman of the meeting does not have a second or casting vote and the matter is decided in the negative.

Amendment of Constitution

The Constitution may only be amended in accordance with the Corporations Act, which requires a special resolution passed by at least 75% of our Shareholders present (in person or by proxy, attorney or representative) and entitled to vote on the resolution at a general meeting of our Company. Under our Constitution, we must give at least 28 days’ written notice of our intention to propose a resolution as a special resolution at a meeting of Shareholders.

Winding Up

After satisfaction of our debts or claims of creditors, preferential payments to the holders of any preferred shares and subject to any special rights or restrictions attached to the Ordinary Shares, on a winding up, any available surplus assets are divisible among the holders of the Ordinary Shares in proportion to the number of Ordinary Shares held by them. For this purpose, a partly paid Share is treated as a fraction of a Share equal to the proportion which the amount paid bears to the total issue price of the Share before the winding up began.

If the Company is wound up, a liquidator may be appointed. Under our Constitution, a liquidator may, with the sanction of a Special Resolution divide the assets of the Company among the holders of Shares in kind, fix the value of assets and decide how the division is to be carried out, and vest assets of the Company in trustees on any trusts for the benefits of the holders of Shares as the liquidator thinks appropriate.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons acquiring shares in an Australian company may require approval from the Australian Federal Treasurer prior to undertaking the acquisition. These requirements are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) and the Foreign Acquisitions and Takeovers Regulations 2015 (together, “Australia’s Foreign Investment Regime").

Under Australia’s Foreign Investment Regime, as currently in effect, foreign persons must make a mandatory notification to the Australian Federal Treasurer through the Foreign Investment Review Board (“FIRB”) and obtain receipt of a no objections notification from the Australian Federal Treasurer in the following circumstances (among others):

•	all foreign persons acquiring a ‘direct interest’ (generally an interest of 10% or more) of the shares in a company that is a ‘national security business’, regardless of value;

•	‘foreign government investors’ acquiring a direct interest in the shares of any company, regardless of value; and

•

foreign persons that are not ‘foreign government investors’ acquiring a ‘substantial interest’ (generally 20% or more) of the shares in a company which has a total asset value of AU$330 million or more (or AU$1,427 million or more in the case of those who are from Australian free trade agreement partner countries, and any other countries for which the Comprehensive and Progressive Agreement for Trans Pacific Partnership is in force with).

Please note that acquisition thresholds take account of interests held by ‘associates’ and there are tracing rules that can apply. "Associates” is a broadly defined term under Australia’s Foreign Investment Regime.

At present, we do not have total assets of AU$330 million and we are not a ‘national security business'. A ‘foreign government investor’ (“FGI”) includes foreign governments and their separate agencies and instrumentalities, and also corporates, trusts and limited partnerships (through their trustees, general partners and limited partners) in which any of them hold an interest of at least 20%, or if from more than one foreign country, hold an aggregate interest of at least 40%.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of Australia’s Foreign Investment Regime, the Australian Federal Treasurer may take a number of actions including imposing civil or criminal penalties or ordering the divestiture of such person’s shares or interest in shares in the Company. The Australian Federal Treasurer may order divestiture pursuant to Australia’s Foreign Investment Regime if it determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest. Due to broad tracing rules in Australia’s Foreign Investment Regime, the percentage of foreign ownership in us may influence the foreign person status of any Australian company or business in which it may choose to invest. We have no current plans for any such acquisition and do not own any property.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Reporting Under Australian Law

Under our Constitution, we are subject to financial reporting obligations under the Corporations Act. This requires us to prepare and lodge with ASIC annual financial reports and directors' reports.

Periodic Reporting Under U.S. Securities Law

We are a “foreign private issuer” under the securities laws of the United States. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants. We will take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq Listing Rules if our Ordinary Shares are listed on Nasdaq. Subject to certain exceptions, the Nasdaq Listing Rules permit a “foreign private issuer” to comply with its home country rules in lieu of the Nasdaq Listing Rules.

Additionally, because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the U.S. federal securities laws that are applicable to U.S. domestic issuers, including:

(i)	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10- Q or current reports on Form 8-K;

(ii)	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

(iii)

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(iv)	the selective disclosure rules by issuers of material non‑public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K as required.

Promissory Notes

Between July 26, 2023 and August 29, 2023, the Company entered into securities purchase agreements for the issuance of original issue discount promissory notes to eight purchasers (each a “Noteholder” and collectively the “Noteholders”). The Company received US$600,000 from the Noteholders in exchange for promissory notes with a total face value (also referred to as the principal) of US$666,666.65 (the “Promissory Notes”) representing a 10% original issue discount. The Promissory Notes do not have a conversion feature.  Under the Promissory Notes, interest accrues daily on the outstanding principal amount of the Promissory Notes at the rate of 10% per annum calculated on the basis of a 360-day year, increasing to 15% on a breach or default under the Promissory Notes. The maturity date of the Promissory Notes is the earlier of the first anniversary of the issuance thereof and the date of the Company’s closing of its initial public offering or such earlier date as the Promissory Notes are required or permitted to be repaid as provided in such Promissory Notes.   In addition, in the event of a breach or default under the Promissory Notes, the Noteholders are entitled to receive additional Ordinary Shares in repayment of the Promissory Notes equal to US $500 per day, based on the initial public offering price of the Ordinary Shares.

The Company was unable to repay the Promissory Notes when due. In connection with this offering, each Noteholder has agreed to waive such default and extend the maturity date of his or its Promissory Note to a date that is eighteen months from the date of issuance of such Promissory Note. As a condition to such extension, the interest rate on the Promissory Notes will increase to 15% per annum, from the date the Notes were originally due.

The principal amount of such Promissory Notes will be repaid by the Company on the date of this prospectus by the delivery of Ordinary Shares to the Noteholders in an amount equal to 100% of the face value of the principal amount of his or its Promissory Notes, based on the initial public offering price of the Ordinary Shares. The interest accrued on the outstanding principal amount of the Promissory Notes will be repaid by the Company to the Noteholders on the closing of this offering, in cash. At the offering price of US$[*], the Company is expected to issue an aggregate of [*] Ordinary Shares to the holders of the Promissory Notes.

All of the Ordinary Shares issued to the Noteholders are being registered for sale on this Registration Statement, will be listed on Nasdaq and will be DTC eligible.

In addition, the Noteholders have the right to purchase in the aggregate 20% of the shares issued in this offering on a pro rata basis based on the principal amount of each Noteholder’s Promissory Note.  If a Noteholder does not participate or does not participate in its full share of the offering amount, such unpurchased amount shall first be offered to the other Noteholders ratably.

SHARES ELIGIBLE FOR FUTURE SALE

We have [6,941,601] Ordinary Shares issued and outstanding as of the date of this prospectus,. We expect to have [*] Ordinary Shares issued and outstanding immediately before the offering: (i) [6,941,601] Ordinary Shares outstanding as of the date of this prospectus, plus (ii) [*] Ordinary Shares expected to be issued upon the date of this prospectus pursuant to the terms of the transactions with respect to the Promissory Notes, each after giving effect to a share split of four and one-half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares which became effective on July 1, 2024.

We plan to apply to list the Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, we cannot assure you that an active trading market for the Ordinary Shares will develop.

Our board of directors has adopted an equity incentive plan prior to the consummation of this offering to provide an additional means through the grant of awards to attract, motivate, retain and reward selected key employees and other eligible persons. Out equity incentive plan is comprised of a performance rights scheme for Australian participants, an Australian options plan for Australian participants and a US options plan for US participants. We also intend to obtain approval from our Shareholders to the options proposed to be given under our U.S. equity incentive plan to our U.S. based non-executive directors.. A summary of the terms we expect to apply to the equity incentive plan are set forth herein in the section titled “Compensation.”

Rule 144

In general, a person who has beneficially owned restricted Ordinary Shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted Ordinary Shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1.0% of the number of Ordinary Shares then outstanding, which will equal approximately [*] Ordinary Shares immediately after the closing of this offering; and

•	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. Non-affiliate resales of restricted shares under Rule 144 also are subject to the availability of current public information about us until a period of one year has elapsed since the securities were acquired from the issuer or an affiliate of the issuer.

Lock-Up Agreements

Public Offering Lock-Up Agreement

Our officers, directors and holders of ten percent (10%) or greater of our issued and outstanding Ordinary Shares have agreed not to sell, transfer or dispose of any Ordinary Shares or similar securities (the foregoing transfer restrictions, the “Lock-Up”) for a period of 6 months from the initial closing of this offering.

Pre-IPO Lock-Up Agreement

In connection with the Pre-IPO Raise, each of the investors in the Pre-IPO Raise (each a “Pre-IPO Investor”) agreed not to sell, transfer or dispose of any of the Ordinary Shares purchased in the Pre-IPO Raise (the “Pre-IPO Shares”) for a period of up to [180] days from the initial closing of this offering.

MATERIAL UNITED STATES AND AUSTRALIAN FEDERAL INCOME TAX CONSIDERATIONS

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares. This discussion applies only to Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Ordinary Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	regulated investment companies and real estate investment trusts;

•	brokers, dealers or traders in securities;

•	traders in securities that elect to mark to market transactions;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding Ordinary Shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an applicable financial statement;

•	persons that actually or constructively own 5% or more (by vote or value) of the Ordinary Shares;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•	U.S. Holders having a functional currency other than the U.S. dollar;

•	persons who hold or received Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:

•	in individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a) (30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. While our group does not currently include any U.S. subsidiaries, if we form or acquire any U.S. subsidiaries in the future any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this summary. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our Ordinary Shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

U.S. Holders

Distributions on Ordinary Shares

Subject to the PFIC discussion below under “— Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the Ordinary Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the Ordinary Shares and taxable as described below at “--Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares.” Because we do not expect to make calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the PFIC discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), provided that:

•

either (a) the Ordinary Shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”);

•

we are neither a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares. The amount of any dividend distribution paid in Australian dollars or other non-U.S. currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable tax treaty rate), if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. Notwithstanding the foregoing, under Section 904(h) of the Code, dividends paid by a non-U.S. corporation that is treated as 50% or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the non-U.S. corporation earns U.S. source income. In general, the application of Section 904(h) of the Code may adversely affect a U.S. person’s ability to use foreign tax credits. Although it is not currently expected that the Company is currently or would in the foreseeable future be 50% or more owned, by vote or value, by U.S. persons, this conclusion is a factual determination and is subject to change; no assurance can be given that the Company may not be treated as 50% or more owned by U.S. persons for purposes of Section 904(h) of the Code in any future year. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any Australian (or any other non-U.S.) income tax imposed with respect to their Ordinary Shares, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition (i.e., sum of the amount of cash and the fair market value of any other property received in such sale, taxable exchange or other taxable disposition, in each case before reduction for withholding taxes, if any) and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares for more than one year generally will be eligible for reduced tax rates on such long-term capital gains. The deductibility of capital losses is subject to significant limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

If Ordinary Shares are sold, exchanged or otherwise disposed of in a taxable transaction for Australian dollars or other non-U.S. currency, the amount realized generally will be the U.S. dollar value of the Australian dollars or other non-U.S. currency received based on the spot rate in effect on the date of sale, taxable exchange or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the Ordinary Shares are traded on an established securities market, Australian dollars or other non-U.S. currency paid or received by such U.S. Holder will be translated into U.S. dollars at the spot rate on the settlement date of the sale. An accrual method taxpayer may elect the same treatment with respect to the sale of Ordinary Shares traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Australian dollars or other non-U.S. currency received on the sale, taxable exchange or other taxable disposition of Ordinary Shares generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, taxable exchange or other taxable disposition of the Australian dollars or other non-U.S. currency will be ordinary income or loss and generally will be U.S.-source gain or loss.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above, if we are treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets, and earning our proportionate share of the income, of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2023, we believe that we were not classified as a PFIC for the taxable year ended June 30, 2023. However, there can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain grants or subsidies and whether such amounts will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Accordingly, there can be no assurances that we will not be treated as a PFIC for the current taxable year or in any subsequent taxable year.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we subsequently ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election, or so-called “purging” election, under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value on the last day of the last taxable year in which we were classified as a PFIC, and any gain from such deemed sale would be subject to the special tax consequences for PFICs as described below. After the deemed sale election, the Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Ordinary Shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the taxable years Ordinary Shares were held by the U.S. Holder;

•

the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Ordinary Shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because we do not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Ordinary Shares.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a “mark-to-market” election for its Ordinary Shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted tax basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s adjusted tax basis in the Ordinary Shares will be adjusted each year to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that our Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-market election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

U.S. Holders generally will be subject to information reporting requirements with respect to dividends on our Ordinary Shares and on the proceeds from the sale, exchange or disposition of our Ordinary Shares that are paid within the United States or through certain U.S.-related financial intermediaries, unless the U.S. Holder is an “exempt recipient.” In addition, U.S. Holders may be subject to backup withholding on such payments, unless the U.S. Holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Reporting Requirements

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Such U.S. Holders are required to attach a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to wilful neglect. Also, in the event a U.S. Holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares. In addition, U.S. Holders paying more than $100,000 for our Ordinary Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our Ordinary Shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES TO U.S. HOLDERS, AND IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A U.S. HOLDER’S INDIVIDUAL CIRCUMSTANCES OR THE APPLICATION OF ANY U.S. NON-INCOME TAX LAWS, THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. JURISDICTION OR ANY APPLICABLE INCOME TAX TREATY. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SUCH MATTERS AND THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ALTERNATIVE MINIMUM TAX AND OTHER TAX LAWS AND ANY APPLICABLE INCOME TAX TREATY (AND OF ANY POTENTIAL FUTURE CHANGES THERETO).

Australian Income Tax Considerations

This section below provides a general summary of the Australian tax considerations generally applicable to Australian resident and non-Australian resident shareholders of the Company with respect to the ownership and disposition of Ordinary Shares.

The discussion in this section deals only with the Australian taxation implications of the ownership and disposition of Ordinary Shares if you hold your Ordinary Shares as investments on capital account.

These comments do not apply to you if you:

•	hold your securities as revenue assets or trading stock (which will generally be the case if you are a bank, insurance company or carry on a business of share trading); or

•	are assessed on gains and losses on the securities under the taxation of financial arrangements “TOFA” provisions in Division 230 of the Income Tax Assessment Act 1997.

The Australian taxation implications of holding and disposing of the Ordinary Shares will vary depending upon your particular circumstances. Accordingly, this commentary should not be relied upon as taxation advice and you should seek and rely upon your own professional advice before concluding on the particular taxation treatment that will apply to you. Furthermore, the discussion below is based upon the Australian income tax laws, applicable case law, regulations and published rulings, determinations and statements of administrative practice of the Australian Taxation Office as at the date of this prospectus. During the period of ownership of the Ordinary Shares by shareholders, the taxation laws of Australia, or their interpretation, may change (possibly with retroactive effect).

The Company and its officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences, or in respect of the taxation consequences.

This taxation summary is necessarily general in nature and is not exhaustive of all Australian tax consequences that could apply in all circumstances for shareholders. It is strongly recommended that each shareholder seek their own independent professional tax advice applicable to their particular circumstances.

This summary does not constitute financial product advice as defined in the Corporations Act. This summary is confined to certain taxation matters, based on the relevant Australian tax laws in force, established interpretations of that law and understanding of the practice of the relevant tax authority at the date of this summary. This summary does not take into account the tax laws of countries other than Australia (nor does it take into account the application of any relevant "double tax treaties").

Australian Resident Shareholders

This section applies to shareholders who are residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in respect of dividends on Ordinary Shares

Dividends paid by the Company on a share should constitute assessable income of an Australian tax resident shareholder. Australia has a franking system wherein dividends can be franked and the shareholder receives a franking credit which effectively represents the Australian corporate tax paid by the company. Dividends can be “fully franked”, “partially franked” or “unfranked” and the maximum franking credit is calculated at the corporate tax rate (currently 30%).

Australian Resident Individuals and Complying Superannuation Entities

Australian tax resident shareholders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments in relation to “Qualified Persons” below, such shareholders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual shareholder will generally be taxed at their prevailing marginal tax rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Corporate Shareholders

Australian corporate shareholders are also required to include both the dividend and the associated franking credits (if any) in their assessable income.

Subject to the comments in relation to “Qualified Persons” below, corporate shareholders should be entitled to a tax offset equal to the amount of the franking credit attached to the dividend.

An Australian resident corporate shareholder should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This would allow the corporate shareholder to pass on the franking credits to its investor(s) in subsequent payments of dividends.

Excess franking credits received by corporate shareholders will not give rise to a refund entitlement for a company but can be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years.

Trusts and Partnerships

Australian tax resident shareholders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, an Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate in the relevant year of income, or the relevant partner in the partnership (as the case maybe), may be entitled to a tax offset by reference to the beneficiary’s or partner’s share of the net income of the trust or partnership.

To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. An Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate (and not acting in a capacity as trustee) in the relevant year of income, or the relevant partner in the partnership, will generally be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).

Additional or alternative considerations may be relevant in relation to shareholders that are trustees of specific categories of trust under Australian tax law (such as managed investment trusts, AMITs, or public trading trusts). The precise tax consequences for a trustee shareholder is a complex tax issue which requires analysis based on each shareholder’s individual circumstances and the terms of the relevant trust deed. Shareholders should obtain their own tax advice to determine these matters.

Qualified Persons

The benefit of franking credits can be denied where a shareholder is not a “qualified person” in which case the shareholder will not be required to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.

Broadly, to be a qualified person, a shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a shareholder to hold the shares “at risk” for at least 45 days continuously during the qualification period — starting from the day after acquisition of the shares and ending 45 days after the shares become "ex-dividend" — in order to qualify for franking benefits.

This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed AU$5,000.

Whether you are a qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Holders of the Ordinary Shares should obtain their own tax advice to determine if these requirements have been satisfied.

Capital Gains Tax (“CGT”) Implications

Disposal of Shares

For Australian tax resident shareholders, who hold their Ordinary Shares on capital account, the future disposal of Ordinary Shares will give rise to a CGT event (at the time which the legal and beneficial ownership of the Ordinary Shares are disposed of) such that shareholders will derive a capital gain on the disposal of their shares in the Company to the extent that the capital proceeds exceed the "cost base" of their Ordinary Shares.

A capital loss will be made where the capital proceeds are less than the "reduced cost base" of their Ordinary Shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income, nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should be equal to any consideration received by the shareholder in respect to the disposal of their Ordinary Shares.

Cost base of Ordinary Shares

The cost base of an Ordinary Share will generally be equal to the cost of acquiring the Ordinary Shares, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees). However, to the extent that a roll-over was obtained in relation to the acquisition of the Ordinary Shares under the Australian scrip for scrip rules, the cost base should be equal to the inherited cost base of the pre-existing shares (i.e. the original interests).

CGT Discount

The CGT discount may apply to shareholders that are Australian tax resident individuals, complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary Shares.

The impact of the scrip for scrip rollover provisions on the holding period should be considered at an individual shareholder level. However, it is expected that the acquisition date of the Ordinary Shares for the purposes of the CGT discount should be the acquisition date of the shareholder’s pre-existing shares.

The CGT discount is:

•	one-half if the shareholder is an individual or trustee: meaning only 50% of the capital gain will be included in the shareholder’s assessable income; and

•	one-third if the shareholder is a trustee of a complying superannuation entity: meaning only two- thirds of the capital gain will be included in the shareholder’s assessable income.

The CGT discount is not available to shareholders that are companies.

If a shareholder makes a discounted capital gain, any current year and/or carried forward capital losses will be applied (in accordance with the associated rules) to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount is then included in the shareholder’s net capital gain for the income year and included in its assessable income.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

Non-Australian Resident Shareholders

This section applies to shareholders who are not residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in Respect of Dividends on Ordinary Shares

Non-Australian resident shareholders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Company dividends.

Franked Dividends

As outlined above, Australia has a franking system wherein dividends can be franked and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. the Company). Dividends can be “fully franked”, “partially franked” or “unfranked”.

Dividends received by non-Australian resident shareholders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend if fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

Dividends Attributable to Conduit Foreign Income

Non-Australian resident shareholders should not be subject to Australian dividend withholding tax where the Company pays an unfranked dividend out of income which the Company has declared to be conduit foreign income (“CFI”). Generally, CFI would include amounts received by the Company that are attributable to dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.

Unfranked Dividends

Non-Australian resident shareholders should generally be subject to Australian dividend withholding tax to the extent of the unfranked component of any dividends received that are not declared to be CFI. Australian dividend withholding tax is imposed at a flat rate of 30% on the amount of the dividend that is unfranked unless the shareholder is a tax resident of a country that has a double tax treaty (“DTT”) with Australia. In the event the shareholder is otherwise able to rely on the DTT, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.

CGT Implications

Non-Australian resident shareholders who do not have a permanent establishment in Australia are not expected to be subject to Australian CGT in respect of the Company.

General Australian Tax Matters

This section applies to both Australian resident and non-Australian resident shareholders.

GST

The acquisition or disposal of Ordinary Shares by a shareholder (who is registered or required to be registered for GST) will be classified as a “financial supply” for Australian GST purposes. Accordingly, Australian GST will not be payable in respect of amounts paid for the acquisition or disposal of Ordinary Shares.

No GST should be payable in respect of dividends paid to shareholders.

Subject to certain requirements, there may be a restriction on the entitlement of shareholders registered for GST to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Ordinary Shares (e.g. lawyer’s and accountants’ fees).

Stamp Duty

No stamp duty should be payable on the acquisition of Ordinary Shares.

THE AUSTRALIAN FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE AUSTRALIAN AND NON-AUSTRALIAN. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

UNDERWRITING

WallachBeth Capital LLC is acting as the representative of the underwriter of this offering (the “Representative”). Subject to the terms and conditions of the underwriting agreement between us and the Representative, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, at the public offering price per Ordinary Shares less the underwriting discounts set forth on the cover page of this prospectus, the number of Ordinary Shares listed next to its name in the following table:

Underwriter	Number of Ordinary Shares

WallachBeth Capital, LLC

Total

The underwriter is committed to purchase all the Ordinary Shares offered by us other than those covered by the option to purchase additional Ordinary Shares described below, if they purchase any Ordinary Shares. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter's obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the Representative of the underwriter an option to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to an additional [*] Ordinary Shares, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If this option is exercised in full, the total offering price to the public will be approximately $[*] million and the total net proceeds, before expenses, to us will be approximately $[*] million.

Discount and Commissions; Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

	Per Ordinary Share	Total Without Over- Allotment Option	Total With Over- Allotment Option
Public offering price	$	$	$
Underwriting discount ([*]%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriter proposes to offer the Ordinary Shares offered by us to the public at the public offering price per Ordinary Shares set forth on the cover of this prospectus. In addition, the underwriter may offer some of the shares to other securities dealers at such price less a concession of $[*] per Ordinary Share. If all of the Ordinary Shares offered by us are not sold at the public offering price per Ordinary Share, the underwriter may change the offering price per Ordinary Share and other selling terms by means of a supplement to this prospectus.

We have also agreed to reimburse the underwriter for reasonable out-of-pocket expenses not to exceed $145,000 in the aggregate whether or not there is a closing of this offering. We estimate that total expenses payable by us in connection with this offering, other than the underwriting discount will be approximately $[*]. In addition, we have also agreed to pay to the underwriter a non-accountable expense allowance in the amount of 1.0% of the gross offering amount (including shares purchased upon exercise of the over-allotment option).

The underwriting agreement, however, provides that in the event this offering is terminated, any advance expense deposits paid to the underwriter will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

Representative’s Warrants

We have agreed to issue warrants to the Representative to purchase up to a total of [*] Ordinary Shares equal to (6%) of the Ordinary Shares sold in this offering. We are registering hereby the issuance of the Representative Warrants and the Ordinary Shares issuable upon exercise of such warrants. The Representative Warrants will be exercisable as of the date of the commencement of sales of this offering and will expire on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part and in compliance with FINRA Rule 5110(f)(2)(G). The Representative Warrants will be exercisable at a price equal to 110% of the public offering price in connection with this offering. The Representative Warrants shall not be redeemable. The Representative Warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of commencement of sales of the offering, except as provided for in FINRA Rule 5110(e)(2). Notwithstanding the foregoing, the Representative Warrants may be assigned, in whole or in part, to any officer, manager or member of the Representative (or to officers, managers or members of any such successor or member), and to members of the underwriting syndicate or selling group. The Representative Warrants may be exercised as to all or a lesser number of Ordinary Shares for a period of five (5) years following the commencement of sales of the offering, will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying Ordinary Shares, provided, there is no effective registration statement for such shares, at the Company’s expense, and unlimited “piggyback” registration rights at the Company’s expense. The sole demand registration right provided at the issuer’s expense will not be greater than five (5) years from the commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven (7) years from the commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D). The Representative Warrants shall further provide for anti-dilution protection (adjustment in the number and price of such warrants and the shares underlying such warrants) resulting from corporate events (which would include dividends, reorganizations, mergers, etc.) when the public shareholders have been proportionally affected and otherwise in compliance with FINRA Rule 5110(g)(8)(E).

Right of First Participation

We have granted the Representative the right of first participation to act as lead underwriter or book-running manager or placement agent for each and every future public and private equity and debt offerings of the Company, or any successor to or any subsidiary of the Company in any stock exchange until one year after the closing of this initial public offering.

Tail Rights

If the Company, within six (6) months after the closing of this initial public offering, effects a sale of any securities with a party first introduced by the Representative in connection with this initial public offering, the Company shall pay to the Representative the cash discount and warrants set forth above upon the completion of such transaction.

Discretionary Accounts

The underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Indemnification

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect thereof.

Pricing of this Offering

Prior to this offering, there has not been an active market for our Ordinary Shares or ordinary shares. The public offering price for our Ordinary Shares will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the public offering price of our Ordinary Shares will correspond to the price at which our Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Ordinary Shares will develop and continue after this offering.

Lock-Up Agreements

We and each of our officers, directors, and five percent (5)% or greater Shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after this offering is completed without the prior written consent of the Representative.

The Representative may in its sole discretion and at any time without notice release some or all of the Ordinary Shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release Ordinary Shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of Ordinary Shares for which the release is being requested and market conditions at the time.

Trading; Nasdaq Capital Market Listing

We have reserved the ticker symbol "XGEN" and we intend to apply to list our Ordinary Shares offered in this offering on the Nasdaq Capital Market under the symbol “XGEN”. No assurance can be given that our listing application will be approved by the Nasdaq Capital Market. The consummation of this offering is conditioned on obtaining Nasdaq approval.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing securities in the open market.

•

Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriter sells more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on a website maintained by the Representative and may also be made available on a website maintained by other underwriters. The underwriter may agree to allocate a number of shares to the underwriter for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to the underwriter that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriter or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriter has informed us that it does not expect to confirm sales of shares offered by this prospectus to accounts over which it exercises discretionary authority.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Other

From time to time, the underwriter and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees. Except for the services provided in connection with this offering and other than as described below, the underwriter has not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding Underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$[*]

Nasdaq Capital Market Listing Fee	US$[*]

FINRA Filing Fee	US$[*]

Legal Fees and Expenses	US$[*]

Accounting Fees and Expenses	US$[*]

Printing and Engraving Expenses	US$[*]

Transfer Agent Expenses	US$[*]

Miscellaneous Expenses	US$[*]

Total Expenses	US$[*]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in this offering.

LEGAL MATTERS

The validity of the issuance of the shares offered in this prospectus and certain other matters of Australian law will be passed upon for us by HWL Ebsworth Lawyers. Fox Rothschild LLP, New York, New York, is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus. The underwriter is represented by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The financial statements as of June 30, 2023 and 2022 and for each of the two years in the period ended June 30, 2023 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 4 of the financial statements) of BDO Audit Pty Ltd, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia, independent registered public accountants, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing. The report on the financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern. With respect to the unaudited interim financial information for the periods ended December 31, 2023 and 2022, incorporated by reference in this prospectus, the independent public accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in this registration statement, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a company incorporated under the laws of Australia. A majority of our directors and executive officers are non-residents of the United States, and all or substantially all of the assets of such persons are located outside the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon any of our directors and executive officers or on us;

•

enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•

enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or against us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the

U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

We have appointed [*] as our agent to receive service of process in any action against us in the state and federal courts sitting in [insert jurisdiction], arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents filed as exhibits to the registration statement.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus. The address of our website is https://www.genembryomics.com/en.

GenEmbryomics Limited

ABN 72 631 082 418

Annual Report - 30 June 2023

General information

The financial statements cover GenEmbryomics Limited. The financial statements are presented in US dollars, which is GenEmbryomics Limited's presentation currency. GenEmbryomics Limited's functional currency is Australian dollars.

GenEmbryomics Limited is a private company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

110 Jamieson Way Point Cook Vic 3030

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 7 February 2024 and re-authorised for issue on 29 August 2024 for the updates in relation to the 1-for-4.5 share split declared effective as of 1 July 2024. The Directors have the power to amend and reissue the financial statements.

Principal activities

During the financial year the principal continuing activities of the Company consisted of building and utilizing the latest next - generation sequencing platform to generate comprehensive embryo genetic profiles.

Directors

Paul Viney - Board Chairman

Nick Murphy - Chief Executive Officer and Managing Director

Santiago Munne - Non-Executive Director

Nicholas Burrows - Non-Executive Director (appointed 21 November 2023)

Review of operations

The Company reported a loss for the year ended 30 June 2023 of $523,147 (30 June 2022: $223,578). This increased loss compared to the comparative period is due to the increase in research activities and corporate development undertaken during the year.

As at 30 June 2023, the Company's net liabilities increased to $231,334 (30 June 2022: net assets of $9,287) and had cash reserves of $103,392 (30 June 2022: $60,704).

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

GenEmbryomics Limited (f/k/a GenEmbryomics Pty Ltd)

110 Jamieson Way Point Cook

VIC 3030

Australia

Opinion on Financial Statements

We have audited the accompanying statement of financial position of GenEmbryomics Limited (the ‘Company’) as of June 30, 2023 and 2022, the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes and schedules (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations (collectively ‘IFRS’).

Substantial doubt about the Company’s ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 22 to the financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 22. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Audit Pty Ltd

We have served as the Company’s auditor since 2023.

Sydney, Australia

February 7, 2024, except for the effects of the share split discussed in Note 22, Note 8, Note 11, Note 17, Note 20 and subsequent events discussed in Note 18, as to which the date is August 29, 2024.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

GenEmbryomics Limited
Statement of profit or loss and other comprehensive income
For the year ended 30 June 2023

	Note	2023	2022
		US$	US$

Revenue
Total revenue		-	-

Expenses
General and administrative expenses	1	(267,070)	(117,346)
Employee benefits expense		(98,707)	-
Research and development expenses	2	(109,012)	(45,354)
Marketing expenses		(3,490)	(9,106)
Share based payments	21	(44,868)	(50,319)
Foreign currency losses		-	(1,453)

Loss before income tax expense		(523,147)	(223,578)

Income tax expense		-	-

Loss after income tax expense for the year attributable to the owners of GenEmbryomics Limited		(523,147)	(223,578)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		12,326	1,123

Other comprehensive income/(loss) for the year, net of tax		12,326	1,123

Total comprehensive income/(loss) for the year attributable to the owners of GenEmbryomics Limited		(510,821)	(222,455)

		2023	2022
	Note	Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	20	(10.08)	(12.52)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

GenEmbryomics Limited
Statement of financial position
As at 30 June 2023

	Note	2023	2022
		US$	US$

Assets

Current assets
Cash and cash equivalents	3	103,392	60,704
Other receivables	4	14,102	2,442
Prepayments	5	33,598	17,120
Total current assets		151,092	80,266

Total assets		151,092	80,266

Liabilities

Current liabilities
Trade and other payables	6	112,343	69,532
Borrowings	7	-	1,447
Employee benefits		4,714	-
Total current liabilities		117,057	70,979

Non-current liabilities
Employee benefits		169	-
SAFE note	11	265,200	-
Total non-current liabilities		265,369	-

Total liabilities		382,426	70,979

Net assets/ (deficiency of assets)		(231,334)	9,287

Equity
Share capital	8	219,107	219,107
Additional paid in capital	9	225,957	-
Reserves	10	71,034	14,465
Accumulated losses		(747,432)	(224,285)

Total equity/(deficiency)		(231,334)	9,287

The above statement of financial position should be read in conjunction with the accompanying notes

GenEmbryomics Limited
Statement of changes in equity
For the year ended 30 June 2023

	Share capital	Additional paid in capital	Reserves	Accumulated losses	Total deficiency in equity

	US$	US$	US$	US$	US$

Balance at 1 July 2021	566	-	(9)	(707)	(150)

Loss after income tax expense for the year	-	-	-	(223,578)	(223,578)
Other comprehensive income/(loss) for the year, net of tax	-	-	1,123	-	1,123

Total comprehensive income/(loss) for the year	-	-	1,123	(223,578)	(222,455)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 8)	181,796	-	-	-	181,796
Share-based payments (note 10)	36,745	-	13,351	-	50,096

Balance at 30 June 2022	219,107	-	14,465	(224,285)	9,287

Balance at 1 July 2022	219,107	-	14,465	(224,285)	9,287

Loss after income tax expense for the year	-	-	-	(523,147)	(523,147)
Other comprehensive income/(loss) for the year, net of tax	-	-	12,326	-	12,326

Total comprehensive income/(loss) for the year	-	-	12,326	(523,147)	(510,821)

Transactions with owners in their capacity as owners:
Share-based payments (note 17)	-	-	44,243	-	44,243
Shares to be issued (note 9)	-	225,957	-	-	225,957

Balance at 30 June 2023	219,107	225,957	71,034	(747,432)	(231,334)

The above statement of changes in equity should be read in conjunction with the accompanying notes

GenEmbryomics Limited
Statement of cash flows
For the year ended 30 June 2023

	Note	2023	2022
		US$	US$

Cash flows from operating activities
Payments to suppliers (inclusive of GST)		(458,723)	(121,765)

Net cash used in operating activities	19	(458,723)	(121,765)

Net cash from investing activities		-	-

Cash flows from financing activities
Proceeds from issue of shares		-	181,796
Proceeds from shares to be issued		225,957	-
Proceeds from SAFE note		265,200	-
Repayment of borrowings		(1,447)	(808)

Net cash from financing activities		489,710	180,988

Net increase in cash and cash equivalents		30,987	59,223
Cash and cash equivalents at the beginning of the financial year		60,704	2,034
Effects of exchange rate changes on cash and cash equivalents		11,701	(553)

Cash and cash equivalents at the end of the financial year	3	103,392	60,704

The above statement of cash flows should be read in conjunction with the accompanying notes

GenEmbryomics Limited Notes to the financial statements 30 June 2023

Note 1. General and administrative expenses

	2023	2022
	US$	US$

Audit fees	33,618	39,890
Consulting fees	57,700	40,022
Legal fees	21,778	7,711
Public and investor relations	57,728	3,677
Software and IT	19,291	8,079
Travel	46,091	45
Website	9,135	9,561
Other	21,729	8,361

	267,070	117,346

Note 2. Research and development expenses

	2023	2022
	US$	US$

Consultants	16,541	9,693
Laboratory expenses	34,695	580
Patent expenses	4,664	22,859
Research and development	53,112	12,222

	109,012	45,354

Note 3. Cash and cash equivalents

	2023	2022
	US$	US$

Current assets
Cash at bank	103,392	60,704

Reconciliation to cash and cash equivalents at the end of the financial year
The above figures are reconciled to cash and cash equivalents at the end of the financial year as shown in the statement of cash flows as follows:

Balances as above	103,392	60,704
Balance as per statement of cash flows	103,392	60,704

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 4. Other receivables

	2023	2022
	US$	US$

Current assets
Other receivables	14,102	2,442

Other receivables

Note 5. Prepayments

	2023	2022
	US$	US$

Current assets
Prepayments	33,598	17,120

Prepayments

Prepayments consist of multiple 1 year subscriptions to various software providers.

Note 6. Trade and other payables

	2023	2022
	US$	US$

Current liabilities
Trade payables	758	20,620
Accrued expenses	90,831	48,912
Other payables	20,754	-

	112,343	69,532

Note 7. Borrowings

	2023	2022
	US$	US$

Current liabilities
Related party loan	-	1,447

Refer to note 16 for further information on related party transactions.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 8. Share capital

	2023	2022	2023	2022
	Shares	Shares	US$	US$

Ordinary shares - fully paid	5,188,235	5,188,235	219,107	219,107

Movements in ordinary share capital

Details	Shares	US$

Opening balance July 1, 2021	3,375	566
Shares issued for services completed at US$164 per share (October 10, 2021)	225	36,910
Issue of shares at US$163 per share (October 10, 2021)	225	36,745
Share split of 4,500 shares for every share held (February 9, 2022)	3,821,175	-
Issue of shares at US$0.16 per share (February 10, 2022)	585,000	93,275
Issue of shares at US$0.07 per share (May 23, 2022) (note 17)	778,235	51,611

Balance at June 30, 2022	5,188,235	219,107

Balance at June 30, 2023	5,188,235	219,107

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Note 9. Additional paid in capital

	2023	2022
	US$	US$

Shares to be issued	225,957	-

Shares to be issued refers to amounts raised for the issue of securities. Subsequent to 30 June 2023 the shares were issued to the investors participating in the capital raise.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 10. Reserves

The following table shows a breakdown of the statement of financial position line item 'reserves'. A description of the nature and purpose of each reserve is provided below the table.

	2023	2022
	US$	US$

Foreign currency reserve	13,440	1,114
Share based payments reserve	57,594	13,351

	71,034	14,465

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign currency to US dollars.

Share based payments reserve

Other reserves consists of an amount that recognises the discount for shares purchased by Homu Investis S.L which is a related party of Santiago Munne. Per the agreement, Homu Investis S.L would provide 18 months of services commencing 16 March 2022. After the 18 months of services are completed, the amount recognised will be transferred to contributed equity.

Note 11. SAFE note

	2023	2022
	US$	US$

Non-current liabilities
SAFE note	265,200	-

On 25 October 2022, the Company entered into a Simple Agreement for Future Equity (SAFE) with an investor contributing US$265,200. The SAFE note is interest free and has a maturity date of 24 months. The note automatically converts upon a qualifying finance event (> US1$m or deemed to be a bona fide equity fundraising by the investor) or an exit event (e.g. IPO or other realisation event) and provides a share price discount of 20% in both scenarios. Given the number of shares to be issued is variable the SAFE note is classified as a liability. The SAFE note includes a valuation cap of US$4.4m when a qualifying finance or exit events occurs. This gives rise to an embedded derivative which has been deemed to be immaterial and therefore not accounted for.

Subsequent to the year-end, on 7 August 2023, both parties entered into a subscription agreement dated 7 August 2023 to convert the SAFE note to equity for a consideration of 425,876 shares.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 12. Financial instruments

Financial risk management objectives

The Company's activities expose it to a variety of financial risks: market risk (including foreign currency risk) and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company.

Market risk

Foreign currency risk

The Company undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The Company manages this risk through the following mechanisms:

• preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;
• obtaining funding from a variety of sources;
• maintaining a reputable credit profile; and
• investing cash and cash equivalents and deposits at call with major financial institutions.

All the Company's financial liabilities are payable within 12 months excluding the SAFE note.

Note 13. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by BDO, the Auditor of the Company:

	2023	2022
	US$	US$

Audit services - BDO Audit Pty Ltd
Audit of the financial statements	33,618	39,890

Note 14. Contingent liabilities

The Company had no contingent liabilities at 30 June 2023 (2022: nil)

Note 15. Commitments

The Company had no commitments at 30 June 2023 (2022: nil)

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 16. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is based on the best estimate based on previous capital raisings. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Note 17. Related party transactions

Key management personnel compensation

	2023	2022
	US$	US$

Short-term employee benefits[1]	68,655	-
Post-employment benefits[1]	6,707	-
Long-term benefits[1]	171	-
Share-based payments[2]	44,243	13,351
Total	119,776	13,351

1 The benefits displayed are related to Nick Murphy (Director).

2 On 16 March 2022 a subscription and services deed was signed between Director Santiago Munne and the Company outlining the subscription to 778,235 shares for a US$51,611 cash payment (refer to note 8) and a 18-month service condition starting 16 March 2022. The shares were issued on May 23, 2022.

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	2023	2022
	US$	US$

Current borrowings:
Loan from key management personnel	-	1,447

Terms and conditions

During the year ended 30 June 2021, Nick Murphy provided an interest free loan to the Company to help start up the Company. The loan was repaid on 30 June 2023.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 18. Events after the reporting period

On 21 November 2023, Mr Nicholas Burrows was appointed as a Non-Executive Director.

Subsequent to year-end, the Company has engaged Rothschild LLP, an American law firm and Wallachbeth Capital LLC, provider of capital markets and investment banking services to complete a NASDAQ IPO. Subsequent to year-end, they have raised US$0.67m to fund operations up to the IPO.

In October 2023 the SAFE Note (note 11) was converted into fully paid ordinary shares.

In February 2024, the Company converted from a private company (Pty Ltd) to a public company (Limited).

In March 2024, the Company appointed Tess Burleson and Saadia Basharat as Non-Executive Directors to their Board.

During June 2024, the Company successfully raised approximately US$0.33 million on the issue of 176,035 shares.

On 1 July 2024, the Company held a general shareholder meeting which approved the 1-for-4.5 share split.

Subsequent to period end, GenEmbryomics Limited and Progenesis Inc have entered into a Memorandum of Understanding to establish an exclusive partnership for the provision of PGT-A, PGT-M, PGT-SR, and PGT-WGS services to patients. The collaboration involves Progenesis processing GenEmbryomics' samples using their wet lab facilities, with a minimum commitment of 1000 PGT samples in the first 12 months, and joint marketing efforts to promote PGT-WGS to PGT customers through Progenesis' network of IVF clinics. The non-binding MoU, which remains in effect for 12 months, is intended to lead to a more detailed Heads of Agreement within 90 days, addressing key aspects such as clinic acquisition, logistics, intellectual property, data privacy, financial arrangements, and roles and responsibilities.

Additionally, the Board agreed on an Employee Share Option Plan (ESOP) to remunerate the Board and Employees with Long-Term Incentive's to encourage all participants to have a greater involvement in the achievement of the Company's objectives.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the Company's operations, the results of those operations, or the Company's state of affairs in future financial years.

Note 19. Cashflow information

	2023	2022
	US$	US$

Loss after income tax expense for the year	(523,147)	(223,578)

Adjustments for:
Share-based payments	44,868	50,319
Foreign exchange differences	-	1,453

Change in operating assets and liabilities:
Movement in other receivables	(11,660)	(2,371)
Movement in other current assets	(16,478)	(17,120)
Movement in trade and other payables	42,811	69,532
Movement in other provisions	4,883	-

Net cash used in operating activities	(458,723)	(121,765)

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 20. Loss per share

	2023	2022
	US$	US$

Loss after income tax attributable to the owners of GenEmbryomics Limited	(523,147)	(223,578)

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	5,188,235	1,785,231

Cents
Loss per share for loss attributable to the ordinary equity holders of the company:

Basic and diluted loss per share	(10.08)	(12.52)

Note 21. Share-based payments

The Company incurred the following expenses and services rendered from share based payments:

	2023	2022
	US$	US$

Shares issued for services rendered	-	36,745
Shares issued for director services (note 17)	44,243	13,351

	44,243	50,096

Shares issued for services rendered

The Company issued shares to a supplier for consulting services completed. The fair value of the shares issued were based on previous capital raisings being US$738 per share for 50 shares (pre share split).

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 22. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

The financial statements of the GenEmbryomics Limited also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations (collectively ‘IFRS’).

The financial statements and notes thereto give retrospective effect to the share split for all periods presented. All ordinary shares and per share numbers contained in the financial statements have been retrospectively adjusted to reflect the share split of 1-for-4.5.

Historical cost convention

The financial statements have been prepared on a historical cost basis.

Stock Split

The financial statements and notes thereto give retrospective effect to the Share Split for all periods presented. All ordinary shares and per share numbers contained in the financial statements have been retrospectively adjusted to reflect the Share split of 1 for 4.5.

Going concern

The Company anticipates incurring operating losses and does not expect to generate positive cash flows from operating activities and may continue to incur operating losses until it completes the development of its products and seek regulatory approvals to market such products.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise a substantial doubt about its ability to continue as going concern within one year after the date of release of the financial statements.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. Accordingly, the Company will be required to raise additional funds during the next 12 months. The Company is currently evaluating raising additional funds through private placements and/or public equity financing. However, there can be no assurance that, in the event that the Company requires additional financing, such financing will be available on terms which are favorable to the Company, or at all. If the Company is unable to raise additional funding to meet its working capital needs in the future, it will be forced to delay or reduce the scope of its research programs and/or limit or cease its operations. In addition, the entity may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern unless it can successfully raise additional capital.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

For the year ended 30 June 2023, the Company incurred a net loss of $523,147 (30 June 2022: $223,578) and had net liabilities of $231,334 as at 30 June 2023 (30 June 2022: net assets of $9,287)

The ability for the Company to continue as a going concern is principally dependent upon one or both of the following conditions:
- The ability of the Company to raise sufficient capital, and
- The successful IPO listing on the NASDAQ.

These conditions give rise to a material uncertainty, which may cast significant doubt over the Company's ability to continue as a going concern. Should the entity not achieve the planned capital raise on IPO, the entity may therefore be unable to realise its assets and discharge its liabilities in the normal course of business or seek alternate private funding sources to continue its operations.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 22. Significant accounting policies (continued)

The following matters have been considered by Directors in determining the appropriateness of the going concern basis of preparation:
- The Company has successfully raised approximately US$1m in FY2024,
- The Company plans to raise approximately US$5-6m upon listing on the NASDAQ,
- The Company can scale down its operations sufficiently should the above not occur, including reducing corporate and administration expenditure and reducing the number of consultants engaged by the Company.

Based on the above, the Directors are satisfied that the Company has access to sufficient sources of funding to meet its commitments over the next 12 months, and for that reason the financial statements have been prepared on the basis that the Company is a going concern.

New standards and interpretations not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting years and on foreseeable future transactions.

Segment information

Management has determined, based on the reports reviewed by the chief operating decision maker that are used to make strategic decisions, that the Company has one reportable segment being the research, development and commercialisation of health technologies. The segment details are therefore fully reflected in the body of the financial report.

Foreign currency translation

The financial statements are presented in US dollars, which is GenEmbryomics Limited's presentation currency. The functional currency is Australian dollars.

Foreign currency transactions

Foreign currency transactions are translated into US dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Income tax

The income tax expense or credit for the year is the tax payable on the current year's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. At 30 June 2023 the Company had net carried forward tax losses of US$196,833 (30 June 2022: US$57,330).

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting year in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting year and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 22. Significant accounting policies (continued)

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Cash received for a fixed number of shares is presented as additional paid-in capital.

Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance.

Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent year, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting year. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

The terms of the SAFE note issued in current year do not include a fixed number of shares to be issued to extinguish the SAFE note on conversion. Therefore, the SAFE note is considered a debt instrument. The conversion option related to the capped equity values is considered to be a derivative liability which has been deemed to be immaterial and therefore not accounted for.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 22. Significant accounting policies (continued)

Share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Company receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.
●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Company or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Company or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

GenEmbryomics Limited
Notes to the financial statements
30 June 2023

Note 22. Significant accounting policies (continued)

Loss per share

Basic earnings per share

Basic earnings per share only relates to shares that were effectively issued during the year and is calculated by dividing:
• the profit attributable to owners of the group, excluding any costs of servicing equity other than ordinary shares
• by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
• the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is based on the best estimate based on previous capital raisings. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

GenEmbryomics Limited

ABN 72 631 082 418

Interim Report - 31 December 2023

General information

The 31 December 2023 interim condensed unaudited financial statements cover GenEmbryomics Limited. The 31 December 2023 interim condensed financial statements, including the 31 December 2022 comparatives, have been reviewed by our auditor but have not been audited. The comparative balance sheet as at 30 June 2023 has been audited. The interim condensed unaudited financial statements are presented in US dollar.

GenEmbryomics Limited is a public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 14 Australia Square, 264-278 George Street, Sydney NSW 2000

The 31 December 2023 interim condensed unaudited financial statements were authorised for issue, in accordance with a resolution of Directors, on 24 April 2024 and re-authorised for issue on 29 August 2024 for the updates in relation to the 1-for-4.5 share split declared effective as of 1 July 2024.

Principal activities

During the financial half-year the principal activities of the Company consisted of building and utilizing the latest next-generation sequencing platform to generate comprehensive embryo genetic profiles.

Directors

Paul Viney - Board Chairman

Nick Murphy - Chief Executive Officer and Managing Director

Santiago Munne - Non-Executive Director

Nicholas Burrows - Non-Executive Director (appointed 21 November 2023)

Tess Burleson - Non-Executive Director (appointed 16 March 2024)

Saadia Basharat - Non-Executive Director (appointed 19 March 2024)

Review of operations

The Company reported a loss for the half year ended 31 December 2023 of $846,006 (31 December 2022: $178,732). This increased loss compared to the comparative period is due to the increase in research activities and corporate development undertaken and the increase of share based payments expenses during the half year period.

As at 31 December 2023, the Company's net liabilities increased to $256,041 (30 June 2023: $231,334) and had cash reserves of $441,527 (30 June 2023: $103,392).

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

GenEmbryomics Limited (f/k/a GenEmbryomics Pty Ltd)

110 Jamieson Way Point Cook

VIC 3030

Australia

Results of Review of unaudited Interim Condensed Financial Statements

We have reviewed the condensed statement of financial position of GenEmbryomics Limited (the ‘Company’) as of December 31, 2023, the related condensed statements of profit or loss and other comprehensive income for the six-month periods ended December 31, 2023 and December 31, 2022, statement of changes in equity, and cash flows for the six-month periods ended December 31, 2023 and 2022, and the related notes and schedules (collectively referred to as the ‘unaudited interim condensed financial statements’) included in the accompanying Securities and Exchange Commission Form F-1 for the period ended December 31, 2023. Based on our reviews, we are not aware of any material modifications that should be made to the unaudited interim condensed financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively ‘IFRS’).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (‘PCAOB’) and in accordance with auditing standards generally accepted in the United States of America, the statement of financial position of the Company as of June 30, 2023, and the related statements of profit or loss and other comprehensive income, statement of changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2024, except for the effects of the stock split discussed in Note 22, Note 8, Note 11, Note 17, Note 20 and subsequent events discussed in Note 18, as to which the date is August 29, 2024, we expressed an unqualified opinion on those financial statements. Our report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed statement of financial position as of June 30, 2023 is fairly stated, in all material respects, in relation to the statement of financial position from which it has been derived.

Substantial doubt about the Company’s ability to continue as a Going Concern

The unaudited interim condensed financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 15 to the unaudited interim condensed financial statements the Company has suffered recurring losses from operations, has a net operating cash outflow, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 15. The unaudited interim condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our review report is not modified with respect to this matter.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia

Basis for Review Results

These unaudited interim condensed financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. A review of unaudited interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ BDO Audit Pty Ltd

Sydney, Australia

April 24, 2024, except for the effects of the share split discussed in Note 16, Note 4, Note 11, Note 13, Note 15 and subsequent events discussed in Note 12, as to which the date is August 29, 2024.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

GenEmbryomics Limited
Condensed statement of profit or loss and other comprehensive income
For the half-year ended 31 December 2023

		31 December 2023	31 December 2022
	Note	US$	US$

Revenue
Total revenue		-	-

Research and development tax incentive		50,278	-

Expenses
General and administrative expenses	1	(258,834)	(98,890)
Employee benefits expense		(172,826)	(20,005)
Research and development expenses		(79,343)	(35,371)
Marketing expenses		(82)	(1,786)
Share based payments	14	(317,150)	(22,680)
Foreign currency gains/(losses)		7,475	-
Finance costs	2	(75,524)	-

Loss before income tax expense		(846,006)	(178,732)

Income tax expense		-	-

Loss after income tax expense for the half-year attributable to the owners of GenEmbryomics Limited		(846,006)	(178,732)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		21,051	9,365

Other comprehensive income for the half-year, net of tax		21,051	9,365

Total comprehensive loss for the half-year attributable to the owners of GenEmbryomics Limited		(824,955)	(169,367)

		31 December 2023	31 December 2022
	Note	Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	13	(14.05)	(3.44)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

GenEmbryomics Limited
Condensed statement of financial position
As at 31 December 2023

		31 December 2023	30 June 2023
	Note	US$	US$

Assets

Current assets
Cash and cash equivalents		441,527	103,392
Other receivables		64,930	14,102
Prepayments		95,457	33,598
Total current assets		601,914	151,092

Total assets		601,914	151,092

Liabilities

Current liabilities
Trade and other payables	3	235,100	112,343
Promissory notes	7	611,676	-
Employee benefits		10,319	4,714
Total current liabilities		857,095	117,057

Non-current liabilities
Employee benefits		860	169
SAFE note	6	-	265,200
Total non-current liabilities		860	265,369

Total liabilities		857,955	382,426

Net liabilities		(256,041)	(231,334)

Equity
Share capital	4	1,302,906	219,107
Additional paid in capital		-	225,957
Reserves	5	34,491	71,034
Accumulated losses		(1,593,438)	(747,432)

Total equity (deficit)		(256,041)	(231,334)

The above statement of financial position should be read in conjunction with the accompanying notes

GenEmbryomics Limited Condensed statement of changes in equity For the half-year ended 31 December 2023

	Share capital	Additional paid in capital	Reserves	Accumulated losses	Total equity (deficit)

	US$	US$	US$	US$	US$

Balance at 1 July 2022	219,107	-	14,465	(224,285)	9,287

Loss after income tax expense for the half-year	-	-	-	(178,732)	(178,732)
Other comprehensive income for the half-year, net of tax	-	-	9,365	-	9,365

Total comprehensive income/(loss) for the half-year	-	-	9,365	(178,732)	(169,367)

Transactions with owners in their capacity as owners:
Share-based payments (note 5)	-	-	23,010	-	23,010
Shares to be issued	-	225,957	-	-	225,957

Balance at 31 December 2022	219,107	225,957	46,840	(403,017)	88,887

Balance at 1 July 2023	219,107	225,957	71,034	(747,432)	(231,334)

Loss after income tax expense for the half-year	-	-	-	(846,006)	(846,006)
Other comprehensive income for the half-year, net of tax	-	-	21,051	-	21,051

Total comprehensive income/(loss) for the half-year	-	-	21,051	(846,006)	(824,955)

Transactions with owners in their capacity as owners:
Contributions of equity (note 4)	237,104	-	-	-	237,104
Shares issued for additional paid in capital (note 4)	229,201	(225,957)	-	-	3,244
Share-based payments	354,398	-	(57,594)	-	296,804
SAFE note conversion (note 4)	263,096	-	-	-	263,096

Balance at 31 December 2023	1,302,906	-	34,491	(1,593,438)	(256,041)

The above statement of changes in equity should be read in conjunction with the accompanying notes

GenEmbryomics Limited
Condensed statement of cash flows
For the half-year ended 31 December 2023

	31 December 2023	31 December 2022
	US$	US$

Cash flows from operating activities
Payments to suppliers (inclusive of GST)	(418,774)	(150,253)

Net cash used in operating activities	(418,774)	(150,253)

Net cash from investing activities	-	-

Cash flows from financing activities
Proceeds from issue of shares	237,104	-
Proceeds from shares to be issued	-	225,957
Proceeds from SAFE note	-	271,000
Proceeds from promissory notes (net of transaction costs)	535,000	-
Repayment of borrowings	-	(1,447)

Net cash from financing activities	772,104	495,510

Net increase in cash and cash equivalents	353,330	345,257
Cash and cash equivalents at the beginning of the financial half-year	103,392	60,704
Effects of exchange rate changes on cash and cash equivalents	(15,195)	4,746

Cash and cash equivalents at the end of the financial half-year	441,527	410,707

The above statement of cash flows should be read in conjunction with the accompanying notes

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 1. General and administrative expenses

	31 December 2023	31 December 2022
	US$	US$

Audit fees	25,678	-
Consulting fees	30,944	27,675
Legal fees	92,964	9,986
Public and investor relations	28,648	24,476
Software and IT	15,092	14,240
Travel	19,799	15,939
Website	12,619	3,794
Other	33,090	2,780

	258,834	98,890

Note 2. Finance costs

	31 December 2023	31 December 2022
	US$	US$

Finance costs from promissory notes	75,524	-
Total finance costs	75,524	-

Finance costs from promissory notes

Finance costs from promissory notes relate to accrued interest, the unwinding of the transaction costs and the unwinding of the 10% discount on the face value upon inception.

Note 3. Trade and other payables

	31 December	30 June
	2023	2023
	US$	US$

Current liabilities
Trade payables	53,905	758
Accrued expenses	152,863	90,831
Other payables	28,332	20,754

	235,100	112,343

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 4. Share capital

	31 December 2023	30 June 2023	31 December 2023	30 June 2023
	Shares	Shares	US$	US$

Ordinary shares - fully paid	6,765,566	5,188,235	1,302,906	219,107

Movements in ordinary share capital

Details	Note	Shares	US$

Balance at 1 July 2023		5,188,235	219,107
Conversion of SAFE note at US$0.62 per share (07 August 2023)	6	425,876	263,096
Transfer of share based payments (16 September 2023)		-	57,594
Share based payments (16 September 2023)[1]	14	-	7,317
Issue of shares at US$0.73 per share (19 September 2023)		127,764	92,842
Anti-dilution per share agreement (19 September 2023)		111,375	-
Issue of shares under ESOP at US$0.73 per share (19 September 2023)[1]	14	398,376	289,487
Issue of shares at US$0.73 per share (19 September 2023)		315,414	229,201
Issue of shares at US$0.73 per share (19 September 2023)		198,527	144,262

Balance at 31 December 2023		6,765,566	1,302,906

1 The difference with note 14 is because the functional currency is AUD and the reporting currency is USD. The transactions within equity are converted at the day of the transaction, while the profit and loss is converted upon average rate.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share-based payments

The value of share-based payments in the movement of equity are different to the amount in the statement of profit or loss due to foreign currency variances.

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 5. Reserves

The following table shows a breakdown of the statement of financial position line item 'reserves'. A description of the nature and purpose of each reserve is provided below the table.

	31 December 2023	30 June 2023
	US$	US$

Foreign currency reserve	34,491	13,440
Share based payments reserve	-	57,594

	34,491	71,034

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of other currencies to US dollars.

Share based payments reserve

Share based payments reserve consists of an amount that recognises the discount for shares purchased by Homu Investis S.L which is a related party of Non-Executive Director Santiago Munne. Per the agreement, Homu Investis S.L would provide 18 months of services commencing 16 March 2022. On 16 September 2023 the services were completed and, the amount recognised was transferred to contributed equity.

Note 6. SAFE note

	31 December 2023	30 June 2023
	US$	US$

Non-current liabilities
SAFE note	-	265,200

On 25 October 2022, the Company entered into a Simple Agreement for Future Equity (SAFE) with an investor contributing US$265,200. The SAFE note is interest free and has a maturity date of 24 months. The note automatically converts upon a qualifying finance event (> US1$m or deemed to be a bona fide equity fundraising by the investor) or an exit event (e.g. IPO or other realisation event) and provides a share price discount of 20% in both scenarios. Given the number of shares to be issued is variable the SAFE note is classified as a liability. The SAFE note includes a valuation cap of US$4.4m when a qualifying finance or exit events occurs. This gives rise to an embedded derivative which has been deemed to be immaterial and therefore not accounted for.

On 7 August 2023, both parties entered into a subscription agreement dated 7 August 2023 to convert the SAFE note to equity for a consideration of 425,876 shares.

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 7. Promissory notes

	31 December	30 June
	2023	2023
	US$	US$

Current liabilities
Promissory notes	585,968	-
Interest on promissory notes	25,708	-

	611,676	-

During the period ending 31 December 2023, the Company raised funds by issuing promissory notes to a number of holders. 50% of the notes mature on 26 July 2024 and the remaining notes mature on 30 August 2024.

If an Initial Public Offering (IPO) occurs, the notes will deliver each noteholder shares in the Company equal to 100% of the face value of each purchaser's note divided by the IPO price. In the event an IPO is not successful, the notes will automatically convert at a US$40 million valuation.

As per the agreement between the investor and the Company, interest shall accrue at 10% per annum and will increase to 15% if a default event occurs. A default event will occur when there is a default in the payment of principal and interest, a bankruptcy event or any material adverse effect occurs.

The terms of the Promissory note issued in current half year do not include a fixed number of shares to be issued to extinguish the Promissory note on conversion. Therefore, the note is considered a debt instrument. The conversion option related to the capped equity values of $40m is considered to be a derivative which has been deemed to be immaterial and therefore not accounted for.

Note 8. Contingent liabilities

The Company had no contingent liabilities at 31 December 2023 (30 June 2023: nil)

Note 9. Commitments

The Company had no commitments at 31 December 2023 (30 June 2023: nil)

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 10. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is based on the best estimate based on previous capital raisings. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

R&D tax incentive income accrual

The Company's research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured.

Judgement is applied to each transaction the group incurs each financial year, by determining a percentage of each transaction that relates to R&D.

R&D income is determined using eligibility criteria and percentages of eligibility estimated by management. These estimated eligibility percentages determine the base for which the R&D tax rebate is calculated and therefore is subject to a degree of uncertainty.

Note 11. Related party transactions

Key management personnel compensation

	31 December 2023	31 December 2022
	US$	US$

Short-term employee benefits[1]	68,096	19,954
Post-employment benefits[1]	5,968	-
Long-term benefits[1]	660	51
Share-based payments[2]	163,270	22,680
Total	237,994	42,685

1 The benefits displayed are related to Nick Murphy, Paul Viney, Nick Burrows and Santiago Munne (Board of Directors) .

2 On 16 March 2022 a subscription and services deed was signed between Director Santiago Munne and the Company outlining the subscription to 778,235 shares for a US$51,611 cash payment (refer to note 5) and a 18-month service condition starting 16 March 2022. The shares were issued on 23 May 2022. The value of share-based payments recognised for the period was US$9,389. The remaining amount of US$153,881 was for shares issued to director Paul Viney for his services as director to the Company.

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 12. Events after the reporting period

In February 2024, the Company converted from a private company (Pty Ltd) to a public company (Limited).

In March 2024, the Company appointed Tess Burleson and Saadia Basharat as Non-Executive Directors to their Board.

During June 2024, the Company successfully raised approximately US$0.33 million on the issue of 176,035 shares.

On 1 July 2024, the Company held a general shareholder meeting which approved the 1-for-4.5 share split.

Subsequent to period end, GenEmbryomics Limited and Progenesis Inc have entered into a Memorandum of Understanding to establish an exclusive partnership for the provision of PGT-A, PGT-M, PGT-SR, and PGT-WGS services to patients. The collaboration involves Progenesis processing GenEmbryomics' samples using their wet lab facilities, with a minimum commitment of 1000 PGT samples in the first 12 months, and joint marketing efforts to promote PGT-WGS to PGT customers through Progenesis' network of IVF clinics. The non-binding MoU, which remains in effect for 12 months, is intended to lead to a more detailed Heads of Agreement within 90 days, addressing key aspects such as clinic acquisition, logistics, intellectual property, data privacy, financial arrangements, and roles and responsibilities.

Additionally, the Board agreed on an Employee Share Option Plan (ESOP) to remunerate the Board and Employees with Long-Term Incentive's to encourage all participants to have a greater involvement in the achievement of the Company's objectives.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the Company's operations, the results of those operations, or the Company's state of affairs in future financial years.

Note 13. Loss per share

	31 December 2023	31 December 2022
	US$	US$

Loss after income tax attributable to the owners of GenEmbryomics Limited	(846,006)	(178,732)

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	6,020,267	5,188,235

Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	(14.05)	(3.44)

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 14. Share-based payments

The Company incurred the following expenses and services rendered from share based payments:

	31 December 2023	31 December 2022
	US$	US$

Shares issued for director services	9,389	22,680
Shares issued under ESOP	307,761	-

	317,150	22,680

Shares issued under ESOP

The Company issues shares to employees and directors under ESOP. The fair value of the shares issued were based on the capital raise being completed at the time of issues being US$3.27 per share.

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 15. Going Concern

The Company anticipates incurring operating losses and does not expect to generate positive cash flows from operating activities and may continue to incur operating losses until it completes the development of its products and seek regulatory approvals to market such products.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise a substantial doubt about its ability to continue as going concern within one year after the date of release of the financial statements.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. Accordingly, the Company will be required to raise additional funds during the next 12 months. The Company is currently evaluating raising additional funds through private placements and/or public equity financing. However, there can be no assurance that, in the event that the Company requires additional financing, such financing will be available on terms which are favorable to the Company, or at all. If the Company is unable to raise additional funding to meet its working capital needs in the future, it will be forced to delay or reduce the scope of its research programs and/or limit or cease its operations. In addition, the entity may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern unless it can successfully raise additional capital.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

For the half-year ended 31 December 2023, the Company incurred a net loss of $846,006 (31 December 2022: $178,732) and had net liabilities of $256,041 as at 31 December 2023 (30 June 2023: net liabilities of $231,334)

The ability for the Company to continue as a going concern is principally dependent upon one or both of the following conditions:

●	The ability of the Company to raise sufficient capital, and
●	The successful IPO listing on the NASDAQ.

These conditions give rise to a material uncertainty, which may cast significant doubt over the Company's ability to continue as a going concern. Should the entity not achieve the planned capital raise on IPO, the entity may therefore be unable to realise its assets and discharge its liabilities in the normal course of business or seek alternate private funding sources to continue its operations.

The following matters have been considered by Directors in determining the appropriateness of the going concern basis of preparation:

●	The Company has successfully raised approximately US$1.0m in FY2024,
●	The Company plans to raise approximately US$5-6m upon listing on the NASDAQ,
●

The Company can scale down its operations sufficiently should the above not occur, including reducing corporate and administration expenditure and reducing the number of consultants engaged by the Company.

Based on the above, the Directors are satisfied that the Company has access to sufficient sources of funding to meet its commitments over the next 12 months, and for that reason the financial statements have been prepared on the basis that the Company is a going concern.

GenEmbryomics Limited
Notes to the financial statements
31 December 2023

Note 16. Material accounting policy information

These interim condensed financial statements for the half-year reporting period ended 31 December 2023 have been prepared in accordance with International Accounting Standard (IAS) 34 'Interim Financial Reporting', as appropriate for for-profit oriented entities. Compliance with IAS 34 ensures compliance with International Financial Reporting Standard as issued by the International Accounting Standards Boards and Interpretations (collectively ‘IFRS’).

The interim financial statements and notes thereto give retrospective effect to the share split for all periods presented. All ordinary shares and per share numbers contained in the financial statements have been retrospectively adjusted to reflect the share split of 1-for-4.5.

These interim condensed financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by the Company.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

[back cover of Public Offering Prospectus]

GenEmbryomics Limited

[______________] Ordinary Shares

WallachBeth Capital LLC

____________ ___, 2024

Until and including _______ __, 2024 (the [25]th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED ______ __, 2024

GenEmbryomics Limited

[*] Ordinary Shares

This prospectus relates to the resale of [*] Ordinary Shares (the “Ordinary Shares”) by the selling shareholders (the “Selling Shareholders”) named in this prospectus, based on an assumed initial public offering price of $[*] per Ordinary Share, which includes:

•	[*] Ordinary Shares held by Selling Shareholders acquired in private placements of such Ordinary Shares prior to the date hereof;

•

[*] Ordinary Shares acquired as of the date hereof pursuant to the terms of the securities purchase agreement entered into in connection with the issuance of certain promissory notes by Selling Shareholders; and

•	[*] Ordinary Shares upon exercise of currently outstanding warrants held by the Selling Shareholders [including the underwriter in the public offering].

We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders named in this prospectus. We are registering on the registration statement of which this prospectus forms a part a total of [1,126,316 + ______] Ordinary Shares. Of the Ordinary Shares being registered, the Shareholders Ordinary Shares are being registered for resale by the Selling Shareholders and [1,126,316] Ordinary Shares (the “Public Offering Ordinary Shares”) are being registered for sale in connection with an initial public offering by the Company, in each case, based on an assumed initial public offering price of $[*] per Ordinary Share. The offering of the Public Offering Ordinary Shares is being made on a firm commitment basis. Prior to this offering, there has been no public market for our Ordinary Shares.

The sales price to the public of the Public Offering the Ordinary Shares will be fixed at the initial public offering price per Public Offering Ordinary Share until such time as the Ordinary Shares are listed on the Nasdaq Capital Market (“Nasdaq”); thereafter, the Ordinary Shares may be sold at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. The offering of the Ordinary Shares by the Selling Shareholders will terminate at the earlier of such time as all of the Ordinary Shares have been sold pursuant to the registration statement and the date on which it is no longer necessary to maintain the registration of the Ordinary Shares as a result of such Ordinary Shares being permitted to be offered and resold without restriction pursuant to the provisions of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the offering of the Ordinary Shares may extend for a longer period of time than the offering of the Public Offering Ordinary Shares. The Ordinary Shares will be resold from time to time by the Selling Shareholders.

Alt-1

We have applied to list the Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “XGEN”. It is a condition to the closing of this offering that the Ordinary Shares qualify for listing on Nasdaq and there is no guarantee or assurance that Ordinary Shares will be approved for listing on Nasdaq. At this time, Nasdaq has not yet approved our application to list the Ordinary Shares.

Investing in the Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” section beginning on page 22 of this prospectus to read about factors you should consider before buying the Ordinary Shares.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______ __, 2024

Alt-2

THE OFFERING

The summary below describes the principal terms of the offering by the Selling Shareholders of the Ordinary Shares. See “Description of Share Capital and Constitution” which contains a more detailed description of the Ordinary Shares.

Ordinary Shares	Our ordinary shares, without par value, referred to herein as the Ordinary Shares.

Offering of Ordinary Shares by Selling Shareholders	[*] Ordinary Shares to be resold from time to time by the Selling Shareholders

Public offering price:

US$[*] per Ordinary Share, the initial public offering price per Public Offering Ordinary Share until such time as the Ordinary Shares are listed on Nasdaq; thereafter, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.

Use of Proceeds	We will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders.

Dividend Policy

We have never declared or paid cash dividends on our Ordinary Shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. See “Dividend Policy.”

Nasdaq listing

We have applied to the Nasdaq Stock Market to have the Ordinary Shares listed on the Nasdaq Capital Market under the symbol “XGEN”. No assurance can be given that our application will be approved. In the event that the Ordinary Shares are not approved for listing on the Nasdaq, we will not proceed with this underwritten offering.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in the Ordinary Shares.

Alt-3

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders.

SELLING SHAREHOLDERS

The following table sets forth the names of the Selling Shareholders, the number of Ordinary Shares owned by each Selling Shareholder immediately prior to the date of this prospectus and the number of Ordinary Shares to be offered by each Selling Shareholder pursuant to the Public Offering Prospectus and the Resale Prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the Selling Shareholders as adjusted to reflect the assumed sale of all of the Ordinary Shares offered under the Public Offering Prospectus and the Resale Prospectus, based on an assumed public offering price of US$[*] per Ordinary Share.

Beneficial ownership is based on information furnished by the Selling Shareholders. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

For the Ordinary Shares to be offered by the Selling Shareholders, they do not have an agreement or understanding to distribute any of the Ordinary Shares being registered. Each Selling Shareholder may offer for sale from time to time any or all of the Ordinary Shares. The table below assumes that the Selling Shareholders will sell all of the Ordinary Shares offered for sale by the Resale Prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The Company may require the Selling Shareholders to suspend the sales of Ordinary Shares offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold	Ordinary Shares Beneficially Owned After Offering	Percentage Ownership After Offering
Bixi Gao & Ling Ling Gao	[*]	[*]	[nil]	[0%]
Steel Anderson	[*]	[*]	[nil]	[0%]
Dennis Moylan	[*]	[*]	[nil]	[0%]
Ariana Bakery, Inc.	[*]	[*]	[nil]	[0%]
Cavalry Investment Fund, LP	[*]	[*]	[nil]	[0%]
Bigger Capital Fund, LP	[*]	[*]	[nil]	[0%]

Alt-4

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, after the effective date of the registration statement of which the Resale Prospectus forms a part, sell any or all of their Ordinary Shares being offered under the Resale Prospectus on any stock exchange, market or trading facility on which the Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders will not offer for sale the Ordinary Shares covered by the Resale Prospectus at the initial public offering price of the Public Offering Ordinary Shares until such time as the Ordinary Shares are listed on Nasdaq. Thereafter, the Selling Shareholders may sell their respective Ordinary Shares covered by the Resale Prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, or in any manner permitted by the Securities Act, including any one or more of the following ways:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Ordinary Shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The Ordinary Shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a Selling Shareholder, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of Ordinary Shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their Ordinary Shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Ordinary Shares. Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of Ordinary Shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of Ordinary Shares offered under the Resale Prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which the Resale Prospectus forms a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

Alt-5

The Selling Shareholders and any broker-dealers or agents that are involved in selling the Ordinary Shares offered under the Resale Prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the Ordinary Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell Ordinary Shares offered under the Resale Prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to the Resale Prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which the Resale Prospectus forms a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the Ordinary Shares offered under the Resale Prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the Ordinary Shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the securities.

The Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Ordinary Shares in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of the Ordinary Shares in the course of hedging the positions they assume with a Selling Shareholder. The Selling Shareholders may also sell the Ordinary Shares short and redeliver the securities to close out such short positions. Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Ordinary Shares offered by the Resale Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to such prospectus, as supplemented or amended to reflect such transaction to the extent required. The Selling Shareholders may also pledge the Ordinary Shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Ordinary Shares pursuant to the Resale Prospectus, as supplemented or amended to reflect such transaction to the extent required.

The Selling Shareholders may enter into derivative transactions with third parties or sell their respective Ordinary Shares to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell the Ordinary Shares covered by the Resale Prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use Ordinary Shares pledged by a Selling Shareholder or borrowed from a Selling Shareholder or others to settle those sales or to close out any related open borrowings of stock and may use such Ordinary Shares received from such Selling Shareholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in the Resale Prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase Ordinary Shares under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

In connection with the offering of the Ordinary Shares, underwriters may purchase and sell Ordinary Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of shares than they are required to purchase in connection with the offering of the Ordinary Shares. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Ordinary Shares from the Selling Shareholders in the offering of the Ordinary Shares. Such underwriters may close out any covered short position by either exercising their option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out the covered short position, such underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through an over-allotment option, if any. “Naked” short sales are any sales in excess of such option. Such underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Ordinary Shares in the open market after pricing that could adversely affect investors who purchase Ordinary Shares in the offering of the Ordinary Shares. Stabilizing transactions consist of various bids for or purchases of Ordinary Shares made by such underwriters in the open market prior to the completion of the offering of the Ordinary Shares.

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Such underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to other underwriters a portion of the underwriting discount received by it because the representatives have repurchased Ordinary Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Ordinary Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of Ordinary Shares. As a result, the price of Ordinary Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

In addition, a Selling Shareholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which the Resale Prospectus forms a part by delivering a prospectus. Such members, partners or stockholders would thereby receive freely tradeable Ordinary Shares pursuant to the distribution through such registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use such prospectus to resell such Ordinary Shares acquired in such distribution.

The Ordinary Shares covered by the Resale Prospectus may also be sold in private transactions or under Rule 144 under the Securities Act rather than pursuant to such prospectus.

If any of the Ordinary Shares offered for sale pursuant to the Resale Prospect us are transferred other than pursuant to a sale under the Resale Prospectus, then subsequent holders could not use the Resale Prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholders will sell all or any portion of the Ordinary Shares offered under the Resale Prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the Ordinary Shares being offered under the Resale Prospectus. However, each Selling Shareholder and purchaser is responsible for paying any discounts, and similar selling expenses they incur.

We and the Selling Shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with the Resale Prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the shares offered in this prospectus and certain other matters of Australian law will be passed upon for us by HWL Ebsworth Lawyers. Fox Rothschild LLP, New York, New York, is acting as counsel in connection with the registration of our securities under the Securities Act and, as such, will pass upon the validity of the securities offered in this prospectus.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Australian law

Australian law provides that a company or a related body corporate of the company may provide for indemnification of a person for liabilities incurred while acting as an officer, director or auditor of the company, except to the extent of any of the following liabilities incurred as an officer or auditor of the company:

•	a liability owed to the company or a related body corporate of the company;

•

a liability for a pecuniary penalty order made under section 1317G of the Corporations Act (Cth) (Australia) or a compensation order under section 961M, 1317H, 1317HA,1317HB, 1317HC or 1317HE of the Corporations Act (Cth) (Australia); or

•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.

Australian law provides that a company or related body corporate of the company must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer, director or auditor of the company if the costs are incurred:

•	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

•	in defending or resisting criminal proceedings in which the person is found guilty;

•

in defending or resisting proceedings brought by the Australian Securities and Investments Commission ("ASIC") or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Constitution. Our Constitution provides that, to the extent permitted by law, we may in our discretion:

•

indemnify each officer and auditor of our Company against a liability incurred by that person as a result of their appointment or nomination by the Company unless the liability arises out of conduct involving a lack of good faith; and

•

make a payment in respect of any legal costs incurred by an officer or employee or auditor in defending an action for a liability incurred as such an officer, employee or auditor or resisting or responding to actions taken by a government agency or a liquidator, and the term 'liability' means a liability of any kind, whether actual or contingent and whether fixed or unascertained, and includes costs, damages and expenses, included costs and expenses incurred in connection with any investigation or inquiry by a government agency or a liquidator.

Indemnity Deeds: Pursuant to our Deeds of Access, Indemnity and Insurance, we have agreed to indemnify our directors and certain officers against general liabilities and reasonable legal cost incurred by such persons in connection with claims made by reason of those person being a director or officer.

SEC Position: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, our Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent sales of unregistered securities.

During the prior three years, we issued and sold to third parties the securities listed below without registering the securities under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) thereof and Regulations D and S thereunder or Rule 701 thereof. None of these transactions involved any public offering. All our securities were sold either (i) outside the United States or (ii) in the United States to a limited number of investors in transactions not involving any public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

•	In June 2024, we issued 5,399,023 Ordinary Shares to our current shareholders as part of a share split of four and one half (4.5) Ordinary Shares for every one (1) of our Ordinary Shares outstanding.

•	In June 2024, we issued 39,119 Ordinary Shares at US$8.46 per share for an aggregate amount of approximately US$330,947 by private placement.

•	In September 2023, we issued 78,144 Ordinary Shares at AU$5.28 per share for an aggregate amount of approximately AU$412,600 by private placement.

•	In September 2023, we issued 88,524 Ordinary Shares to certain directors, employees and contractors of the Company at a price of AU$5.28 per share for an aggregate value of approximately AU$467,407.

•	In September 2023, we issued 89,207 Ordinary Shares at US$3.27 per share for an aggregate amount of approximately US$291,707 by private placement.

•	In September 2023, we issued 94,639 Ordinary Shares at AU$4.22 per share for an aggregate amount of approximatelyAU$400,000 by conversion of a Simple Agreement for Future Equity.

•	In July 2023 and August 2023, we issued Promissory Notes for an aggregate amount of approximately US$600,000.

•	In May 2022, we issued 172,941 Ordinary Shares at AU$0.42 per share for an aggregate amount of approximatelyAU$72,635 by private placement.

•	In March 2022, we issued 130,000 Ordinary Shares at AU$1.00 per share for an aggregate amount of approximately AU$130,000 by private placement.

•

In February 2022, we issued 849,150 Ordinary Shares to our current shareholders of the Company as part of a share split of one thousand (1,000) Ordinary Shares fir evert one (1) of our Ordinary Shares outstanding.

•	In September 2021, we issued 50 Ordinary Shares at AU$1,000 per share for an aggregate amount of AU$50,000 by private placement and 50 Ordinary Shares to a third-party investor for nil consideration.

•	In June 2021, we issued 750 Ordinary Shares to certain directors, employees and contractors of the Company at AU$1.00 per share for an aggregate amount of AU$750.

In addition, we granted the following options and performance rights to certain officers, directors and employees in the in the period from March 5, 2024 through the date of this prospectus (including the reorganisation and amendment of securities following the July 1, 2024 share split):

•

options to our Managing Director and CEO, Nicholas M. Murphy, to purchase 159,575 Ordinary Shares across 3 equal tranches, exercisable subject to vesting conditions during the 2024, 2025 and 2026 calendar years respectively at an exercise price of US$3.95;

•

under our U.S. Option Plan, options to purchase 323,132 Ordinary Shares across 3 equal tranches, exercisable subject to vesting conditions during the 2024, 2025 and 2026 calendar years respectively at an exercise price of US$1.88; and

•

under our Performance Rights Scheme, we granted rights to acquire 272,709 Ordinary Shares across 3 equal tranches, allocated subject to vesting conditions during the 2024, 2025 and 2026 calendar years for nil consideration.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on (i) Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder), (ii) Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701 or (iii) Regulation S promulgated under the Securities Act as transactions not made to persons in the United States with no directed selling efforts made in the United States.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1+	Form of Underwriting Agreement
3.1*	Constitution dated February 9, 2024
4.1+	Specimen Certificate for Ordinary Shares
4.2+	Form of Warrant to WallachBeth Capital, Inc.
5.1+	Opinion of HWL Ebsworth Lawyers
5.2+	Opinion of Fox Rothschild LLP

10.1+	Memorandum of Understanding between Progenesis Inc. and GenEmbryomics Limited, dated March 20, 2024.
10.2+	Master Services Agreement between Cima Growth Solutions and GenEmbryomics Limited, dated January 22, 2024.
10.3+	Agreement between Illumina Australia Pty Ltd and GenEmbryomics Limited, dated April 21, 2024.
10.4+	Order Form and Customer Agreement between Everworks Limited T/A Qualio and GenEmbryomics Limited, dated May 11, 2022.
10.5+	Compliance Automation Solution Agreement between Compliancy Group, LLC and GenEmbryomics Limited, dated March 24, 2023.
10.6+	Master Services Agreement between Admera Health, LLC and GenEmbryomics Limited, dated April 9, 2024.
10.7+	GenEmbryomics Limited Performance Rights Plan.
10.8+	GenEmbryomics Limited Australian Option Plan.
10.9+	GenEmbryomics Limited US Option Plan.
10.10+	Consulting Services Agreement, dated May 1, 2024, between Acclime Corporate Services Australia Pty Ltd, The CFO Solution HQ Pty Ltd and GenEmbryomics Limited.
10.11+	Agreement for the Provision of Services, dated August 1, 2024, between Dinascience, S.A. and GenEmbryomics Limited.
10.12+	Agreement for the Provision of Services, dated June 3, 2024, between Veritas Intercontinental S.L.U. and GenEmbryomics Limited.
23.1+	Consent of HWL Ebsworth Lawyers (included in Exhibit 5.1)
23.2+	Consent of Fox Rothschild LLP (included in Exhibit 5.2)
23.3+	Consent of BDO Audit Pty Ltd
24.1*	Power of Attorney (included in signature pages)
107*	Filing fee table

+ To be filed by amendment.
* Filed herewith.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables" or "Calculation of Registration Fee” table in the effective Registration Statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purposes of determining liability under the Securities Act to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melbourne, Australia, on the date indicated below.

Signature	Title	Date

	Chief Executive Officer and Managing Director	______, 2024
Name: Nicholas M Murphy

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nicholas M. Murphy or Christian Dal Cin, or any of them, with full power to act alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer and Managing Director	______, 2024
Name: Nicholas M. Murphy	(Principal Executive Officer)
	Chairman and Director	______, 2024
Name: Paul K. M. Viney

	Director	______, 2024
Name: Nicholas J. Burrows

	Director	______, 2024
Name: Santiago Munne Blanco

	Director	______, 2024
Name: Saadia Basharat

	Director	______, 2024
Name: Tess Burleson

	Chief Financial Officer	______, 2024
Name: Christian Dal Cin	(Principal Financial Officer and Principal Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of GenEmbryomics Limited has signed this registration statement or amendment thereto in                                                    on                                   , 2024.

Authorized U.S. Representative

By:	___________________________________

Name:

Title: